Exhibit 99.2

B.2 & B.3

15 May 2003

budget

2003

Hon Dr Michael Cullen

MINISTER OF FINANCE

• ECONOMIC AND FISCAL UPDATE •

Statement of Responsibility

On the basis of the economic and fiscal information available to it, the Treasury has used its best professional judgement in supplying the Minister of Finance with this Economic and Fiscal Update. The Update incorporates the fiscal and economic implications both of Government decisions and circumstances as at 30 April 2003 that were communicated to me, and of other economic and fiscal information available to the Treasury in accordance with the provisions of the Fiscal Responsibility Act 1994.

John Whitehead
Secretary to the Treasury

7 May 2003

This Economic and Fiscal Update has been prepared in accordance with the Fiscal Responsibility Act 1994. I accept overall responsibility for the integrity of the disclosures contained in this Update, and the consistency and completeness of the Update information in accordance with the requirements of the Fiscal Responsibility Act 1994.

To enable the Treasury to prepare this Update, I have ensured that the Secretary to the Treasury has been advised of all Government decisions and other circumstances as at 30 April 2003 of which I was aware and that had material economic or fiscal implications.

Hon Dr Michael Cullen
Minister of Finance

7 May 2003

2

Economic Outlook

Summary

•                  New Zealand was one of the fastest growing economies in the OECD last year, expanding by 4.4% in calendar 2002, initially on the back of net exports but latterly as a result of robust domestic demand growth.

•                  Ongoing momentum in domestic spending should see growth in the year to March 2003 come in at 4.4%, which is expected to be the peak for economic growth.

•                  Looking forward, the economy faces a number of “headwinds” that are expected to see real gross domestic product (GDP) growth slow to 2.2% over the coming year.

•                  This stems from a mix of underlying drivers and temporary forces that combine to create a “soft spot” in quarterly GDP growth in the middle of this year.

•                  The fall in commodity prices last year, a further moderation in trading partner growth, the higher exchange rate and the unwinding of earlier interest rate stimulus are the main forces operating to slow growth.

•                  A number of temporary drags on growth have also emerged or increased in significance since the end of 2002. These include the effects of the dry weather conditions on electricity production and farm output, and travel disruptions and uncertainty due to the conflict in Iraq and the recent outbreak of Severe Acute Respiratory Syndrome (SARS).

•                  At the same time, still high albeit easing levels of net migration inflows, higher house prices that provide support to wealth, solid household income growth and robust business balance sheets are expected to moderate the slowdown in growth.

•                  Growth is forecast to pick-up to 3.2% in the year to March 2005 before giving way to around 3.0% average growth over the remainder of the forecast horizon.

•                  The temporary forces are assumed to dissipate as 2003 progresses and this adds to growth around the turn of the year. However, the main drivers of the rebound are the forecast recovery in trading partner growth and increased competitiveness that helps drive a rebound in net exports, and lower interest rates that provide a stimulus to domestic demand.

•                  In line with the slowdown in economic growth over the coming year, employment growth is forecast to slow. The unemployment rate rises from the current 4.9% to 5.6% by March 2004, holding at that level before dropping in mid-2005.

•                  The impact of a slowing in net migration inflows, the fall in farm incomes and slower employment growth is reflected in a slowdown in residential investment activity and in private consumption growth.

•                  The slowdown in domestic demand growth and consequent reduced output pressure, together with lower import prices due to the higher exchange rate and falling oil prices are expected to lead to an easing in price pressures. CPI inflation is forecast to fall from 2.5% currently to 1.6% by mid-2004.

•                  In light of the weaker outlook for CPI inflation, monetary policy is assumed to ease. 90-day bank bill rates are forecast to decline from their early April level of 5.8% to 5.1% by March 2004. Easier monetary conditions combined with a recovery in trading partner growth and a lower exchange rate help support the rebound in GDP growth from the latter part of 2004 onwards.

•                  Market investment growth is solid throughout the forecast horizon, underpinned by strong business balance sheets, high levels of capacity utilisation, limited labour market slack and a lower price of capital. This results in capital deepening, which acts to support labour productivity growth further out.

•                  The annual current account deficit is forecast to widen from the March 2002 trough of 2.1% of GDP to 5.0% in March 2004, mainly due to the deterioration in the goods balance. A rising surplus on the services account and a recovery in the goods balance further out sees the current account deficit reduce to around 4½% by March 2006.

Table 1.1 – Economic outlook: central forecast(1)

(Annual average % change, March years)	2002 Actual	2003 Estimate/ Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Private consumption	2.8	3.8	2.6	2.5	3.0	3.0
Public consumption(2)	3.8	5.1	3.9	1.2	1.2	3.5
Total Consumption	3.0	4.1	2.9	2.2	2.6	3.1
Residential investment	3.3	24.5	10.7	-6.3	-1.0	2.2
Market investment	5.3	5.5	6.0	8.3	3.6	3.3
Non-Market investment	3.7	-4.7	1.8	7.3	2.9	2.8
Total Investment	4.7	9.4	7.3	4.3	2.5	3.0
Stock change(3)	0.1	-0.1	0.0	0.0	0.0	0.0
Gross National Expenditure	3.4	4.8	3.8	2.7	2.5	3.1
Exports	2.0	9.0	3.3	6.0	5.2	3.6
Imports	2.1	10.4	8.5	4.4	3.7	4.2
GDP (Production Measure)	3.5	4.4	2.2	3.2	3.1	2.8
• annual % change	4.2	4.1	1.9	3.8	2.6	2.9

Nominal GDP (expenditure basis)	7.4	3.6	4.5	4.9	5.1	4.8
GDP deflator	3.9	-0.9	2.3	1.6	2.0	1.9

Employment(4)	2.5	2.5	1.1	1.1	1.9	1.4
Unemployment(5)	5.3	5.1	5.6	5.6	5.3	5.2

Wages(6)	3.5	3.1	3.7	3.3	3.2	3.5
CPI inflation(7)	2.6	2.6	1.6	1.9	2.3	2.0
Export prices(8)	3.1	-13.7	-6.6	3.3	3.6	0.8
Import prices(8)	-0.9	-7.5	-7.3	2.7	3.1	0.1

Current account balance
• $ million	-2,591	-5,032	-6,568	-6,206	-6,368	-6,701
• % of GDP	-2.1	-4.0	-5.0	-4.5	-4.4	-4.4

TWI(9)	51.6	60.6	60.0	58.0	56.5	56.5
90-day bank bill rate(9)	5.0	5.8	5.1	6.0	6.0	6.0
10-year bond rate(9)	6.7	6.0	6.0	6.2	6.2	6.2

Sources:                          Statistics New Zealand, Reserve Bank of New Zealand, The Treasury

NOTES:                           (1)            Forecasts finalised 3 April 2003. Text finalised 6 May 2003. Additional tables are available on the Internet at www.treasury.govt.nz/forecasts/befu/2003.

(2)          The forecast profile for public consumption is influenced by government defence spending.

(3)          Contribution to GDP growth.

(4)          Household Labour Force Survey, full-time equivalent employment.

(5)          Household Labour Force Survey, percentage of the labour force, March quarter, seasonally adjusted.

(6)           Quarterly Employment Survey, average hourly ordinary time earnings. Actual for the March 2003 quarter was 2.9%.

(7)          Actual annual CPI inflation for the March 2003 quarter was 2.5%.

(8)          Overseas Trade Index basis, annual average percentage change, March quarter.

(9)          Average for the March quarter.

Assumptions Underlying the Central Forecast

Global economic activity is assumed to evolve in line with the outlook presented in the March and April editions of Consensus Forecasts and Asia Pacific Consensus Forecasts.

Table 1.2 – New Zealand’s trading partner growth outlook based on April Consensus

Calendar years	2001(a)	2002(a)	2003(f)	2004(f)	2005-07(f)
Australia	2.7	3.8	3.0	3.8	3.4
Japan	0.3	0.3	0.8	0.8	1.4
US	0.3	2.4	2.3	3.6	3.1
Europe*	1.6	1.0	1.3	2.1	2.3
Non-Japan Asia**	2.4	5.2	4.7	5.5	5.6

Trading partner growth	1.5	2.9	2.6	3.4	3.4

*                 UK, Germany, Italy, France (weighted by export share).

**          Korea, Taiwan, China, Malaysia, Hong Kong, Singapore (weighted by export share).

(a)          Actual.

(f)            Forecast.

Any future geopolitical developments or the evolution of SARS are assumed not to have significant effects on the overall economic climate over and above those already embodied into the Consensus, market pricing and confidence levels. Global economic developments and risks are discussed in more detail in the body of the chapter.

Oil prices have been volatile in recent months, rising as tensions around Iraq escalated and falling when conflict commenced. The central forecast assumes a steady decline in oil prices towards our assumed equilibrium level for crude prices of US$18.50 per barrel (based on historical averages). In the short term, our oil price assumption is higher than current futures pricing or the Consensus view, but lower further out.

A medium-term equilibrium exchange rate of 56.5 on a Trade Weighted Index (TWI) basis and a neutral short-term interest rate of 6.0% are assumed.

The central forecast assumes a slightly below average growing season for the 2002/03 year, before returning to normal growing seasons further out.

Net migration is assumed to be 40,000 in the year to June 2003, before gradually easing to 5,000 by the year to June 2006. This slowdown in net migration reflects a combination of lower arrivals and a pick-up in departures.

Recent Economic Developments

Growth over calendar 2002 was one of the strongest in the OECD

The economy grew more strongly than our December Update forecasts over the second half of 2002. Production-based GDP grew by 4.4% on an annualised basis over the second half of 2002, slightly lower than the 4.7% recorded for the first half but exceeding our December Update forecast of 3.5%. For the 2002 calendar year, the economy expanded by 4.4%, making New Zealand one of the fastest growing economies in the OECD.

This strong growth came at a time of ongoing weak, albeit rebounding global growth, and heightened geopolitical uncertainties following the events of 11 September 2001. New Zealand’s relative outperformance stemmed from a combination of factors, some exogenous and some reflecting policy settings and the functioning of the economy, that together were supportive of growth:

•                  New Zealand did not experience the excesses of the technology bubble that are still working their way through the United States economy.

•                  Two seasons of strong commodity prices and good growing conditions resulted in record high farm incomes, which stimulated rural spending.

•                  Monetary conditions were favourable. The exchange rate was at low levels throughout 2001, which added to export revenues and acted as a buffer to weaker demand from overseas. Interest rates were at stimulatory levels, especially after the 11 September 2001 terrorist attacks. Although interest rates are higher now, they still remain mildly stimulatory, which help support investment and consumption.

•                  Net migration turned around sharply from a net loss position one and a half years ago to a record net gain. In 2002, net migration accounted for one percentage point of the 1.6% increase in population growth. The funds brought in by the new migrants, which equate to around 2.0% of household disposable income, helped fuel consumption and residential investment demand.

•                  Labour supply increased via higher participation rates and net migration inflows in response to the strong demand for labour. Robust economic growth led to solid employment growth which in turn resulted in good labour income gains that supported household spending.

These factors have resulted in strong growth throughout 2002, although the sources of growth differed between the first and second halves of the year. The export contribution to growth was strong in the first part of the year, with services and dairy exports making substantial contributions. Consumption also made a substantial contribution, benefiting from the stimulus provided by high farm incomes, positive net migration and good labour income growth. In the latter part of the year, investment was the major driver of growth, while a surge in imports due to strong domestic demand resulted in the external sector subtracting from growth.

Good export performance offset by strong import growth

Growth in dairy and services exports contributed to the strength in total export volumes. The growth in dairy exports was due to a combination of good growing conditions and ongoing farm conversions, which resulted in higher production, and a rundown of stocks that had built up towards the end of 2001 and early 2002. Services exports rebounded strongly from the effects of 11 September, helped by New Zealand’s relative geographical isolation and reputation as a safe destination, which saw tourist numbers rise at a time when other major tourist destinations experienced declines.

Although total export volume growth was strong in 2002, showing annual average growth of 7.6% for the calendar year, import growth was stronger at 8.6%, reflecting the strength in domestic demand. This resulted in a small negative contribution to growth from the external sector.

Domestic demand was strong…

The combination of high farm incomes, strong net migration and good labour income growth resulted in strong activity across New Zealand. The increased spending by farmers also reflected pent-up demand from two years of drought in 1997/98 and 1998/99. After putting off maintenance and capital expenditure during the tough times, farmers used the rise in incomes to upgrade their capital and perform much needed maintenance work. The flow-on effect coming from both capital and retail spending by farmers provided a strong stimulus to rural economies. In the major urban centres, strong net migration, labour income growth, and the flow-on from spending by international students provided the bulk of the stimulus.

Strong household income growth, relatively low financing costs and the additional demand for housing by new migrants contributed to a general upswing in the housing market. House sales rose to near record levels at the end of 2002, with the median days to sell reaching record low levels. Increased demand for housing has been reflected in higher house prices, which have increased by 10.4% on average nationwide, and 13.7% in Auckland where the majority of new migrants settle. With the rise in house prices outstripping the rise in the cost of constructing a new house over the past two years, residential investment activity has also picked up markedly.

Increased spending on durables such as motor vehicles and household goods is consistent with a large increase in population growth and a strong housing market. The rise in house prices also led to increasing wealth, which in turn spurred further consumption spending.

… leading to a marked reduction of spare capacity in the economy…

Various indicators of capacity utilisation appear consistent with the view that there were limited spare resources in the economy at the end of 2002. According to the New Zealand Institute of Economic Research’s (NZIER’s) Quarterly Survey of Business Opinion, capacity utilisation was at a high level. Various output gap measures we calculate suggest that the New Zealand economy was operating at or above trend last year.

Although labour supply growth was strong throughout 2002, due to both higher net migration and participation rates, employment growth was stronger. The unemployment rate fell to 4.9% in the December 2002 quarter. Survey indicators also suggest labour market slack has fallen to low levels. The NZIER’s labour constraint indicators are at levels not seen since 1974, showing both skilled and unskilled labour being in short supply, with the shortages more pronounced at the unskilled end from an historical perspective.

The Impact of Geopolitical Shocks on the New Zealand Economy

Past geopolitical shocks have been followed by contrasting movements in key economic variables. This is not surprising, because:

•                  the exact nature of the shocks has varied considerably

•                  there are other concurrent influences on the New Zealand economy, such as the stage of the economic cycle, climatic conditions and structural change.(1)

However, there are a number of broad similarities between the effects of these shocks, and these may provide an idea of the economic impact the conflict in Iraq and SARS may have.

Three historical shocks are considered:

•                  The Gulf War (beginning of the US-led repulsion in January 1991).

(1)          An attempt to disentangle these influences is the Treasury Working Paper “A Structural VAR model of the New Zealand business cycle” (02/26). The paper concludes that climatic conditions were an important influence on growth following the Asian financial crisis.

•                  The Asian financial crisis (beginning with the float of the Thai Baht in July 1997).

•                  The 11 September terrorist attacks (September 2001).

Three of the channels through which the effects of geopolitical shocks might flow to the New Zealand economy are examined:

Confidence – in the examples chosen, business and consumer confidence have recorded falls almost immediately following the shock (in some cases, even beforehand). The reaction has been a temporary one, however, with confidence typically returning to pre-crisis levels within six months.

Financial markets – New Zealand monetary conditions and bond yields have generally eased in the days following the chosen shocks, as money has flowed to safe havens (particularly US government bond markets) and markets have anticipated monetary easing. The period after the beginning of the Asian Crisis is the exception; at that time 90-day bank bill rates rose sharply to counteract a depreciating exchange rate. In all cases, changes in financial markets have been sharpest in the early days, with interest and exchange rates often rebounding soon after.

Foreign demand for New Zealand goods and services – geopolitical shocks have had a weak effect on growth in the value of exports. The types of exports affected have changed according to the event – services and goods exports suffered in 2001, but only goods export growth slowed noticeably in 1997. Reductions in inbound tourism (one component of services exports) do seem to be a constant, although they have been short-lived (three to six months).

Overall, most of the observed effects of geopolitical shocks appear short-lived (less than a year), particularly the effects on nominal variables. This is consistent with the temporary adjustments made to the central forecast track in this document to reflect developments in Iraq and the SARS outbreak.

… and upward pressure on inflation…

Non-tradable inflation was running close to 4.0% at the end of 2002, consistent with the picture of strong domestic demand and resource utilisation running at high levels. A key driver of this inflationary pressure was the construction sector. Strong activity in the building industry and a shortage of builders have resulted in higher building costs, reflecting higher costs of construction materials and rising subcontractors’ charges.

Offsetting the rise in non-tradable inflation has been the drop in tradable inflation due in large part to an appreciating currency. The exchange rate pass-through to final prices is not always immediate, and tends to be industry specific. For example, petrol companies tend to adjust the pump price almost immediately because they tend not to hedge and operate based on some form of fixed margin. Other importers may pass on all or part of the exchange rate effect depending on the hedging policies in place and the competitive pressures they face.

Over the 2000/01 period when the exchange rate depreciated, businesses generally on the whole absorbed part of the exchange rate impact on import costs in their margins, rather than passing on the full cost to the consumer. This saw producers’ input costs rising at a faster rate than their output prices, and consumer prices rising by less than what might have been expected. As the exchange rate has recovered some of the ground lost previously, businesses appear to be rebuilding their margins to a degree, as reflected in the higher output prices relative to input prices, but not to the extent of negating the overall downward pressure on tradable prices.

… but not in wage growth

Despite a tight labour market, real wage growth has been fairly muted over the past two years, although there are signs that wage growth started to pick up in late 2002. Average nominal private sector wages rose at an annual rate of 3.3% in the December 2002 quarter based on the Quarterly Employment Survey measure, while the Labour Cost Index measure – which includes a range of adjustments – showed an annual rise of 2.2%. With business profitability at high levels and labour shortages persisting for a while yet, annual wage growth is likely to accelerate over the next few quarters, but ease thereafter.

Business investment remains steady despite resource pressures

Strong demand conditions, high capacity utilisation rates, rising margins and a tight labour market are typically ripe conditions for businesses to invest in new capacity. However, over the past two years, business investment growth has been relatively stable rather than rising. One possible explanation could be the uncertainty in the global economy, making long-term planning difficult and encouraging businesses to hold off on making major investment decisions.

Another explanation likely lies in the cost of labour compared with the price of physical capital. Over the 1999 to mid-2001 period, the purchase price of capital was rising, mainly due to the depreciating exchange rate. In contrast, the cost of labour was relatively cheaper, reflecting low unit labour cost growth.

The combination of these factors resulted in businesses choosing to expand production by utilising more labour, rather than investing significantly more in new capital.

Growth in nominal economy diverged from real economy

Annual average growth in nominal GDP peaked at 7.4% in March 2002, although real GDP growth was still on the increase. This divergence between the nominal and real rate of growth in the economy over the past year was due to a large decline in GDP deflator growth, reflecting the fall in the terms of trade over the past year.

The implicit GDP price deflator, the broadest measure of goods and services price movement, fell by 1.3% in the December 2002 quarter. This resulted in a 0.9% decline in nominal GDP growth for the quarter, compared with the 0.5% increase in real expenditure-based GDP.

New Zealand economy growth now near top of the cycle

Data released over the past few months is consistent with the economy at a turning point. Retail sales growth appears to be slowing and merchandise trade data points to continued weakening in the net exports contribution to growth. Business and consumer confidence has deteriorated, although it is difficult to disentangle the cause of the drop in confidence. Expectations of slower demand, the conflict in Iraq, SARS, a rising exchange rate, and weather and electricity concerns are all potentially playing a part in the survey results. And even building consents and house sales data, while pointing to strength in residential investment for a while yet, look to have peaked.

We estimate that the economy expanded by 0.6% in the March 2003 quarter, leaving annual growth unchanged at 4.4% for the March 2003 year. Ongoing momentum in domestic spending, especially residential investment, should see gross national expenditure (GNE) expand by 0.9% in the March 2003 quarter. This will result in GNE growth of 4.8% for the March 2003 year. The external sector was a drag on growth over the second half of 2002, and further import strength fuelled by domestic demand and lower import prices, and weaker export growth see the external sector continuing to be a drag on growth in the March 2003 quarter.

Economic Outlook

Competing forces from the December Update still present…

In the December Update, the near-term outlook was driven by judgements around the impact of the fall in the terms of trade and the prospect of only a moderate pick-up in global growth over 2003, partly offset by the strength in domestic demand. Since then, the terms of trade fell further than expected, due to a combination of lower world prices for New Zealand’s commodity exports and higher oil prices. The outlook for the global economy and that of New Zealand’s trading partners has been revised downwards, and the exchange rate is currently higher than was assumed for the December Update. However, net migration and house price inflation are running ahead, providing more support to domestic demand.

On balance, the changes to date in the competing forces outlined in the December Update could potentially offset each other.

… but additional “headwinds” weigh further on the downside…

However, a number of additional “headwinds” have emerged or increased in significance. These include:

•                  the effects of the dry weather conditions on electricity production and farm output

•                  travel disruptions and uncertainty due to the conflict in Iraq and the recent outbreak of SARS.

The main challenge in putting together the Budget Update economic forecasts has been assessing the relative impact of the “fundamental” drivers and “temporary” ones. Most of the near-term outlook is driven by judgements around the extent that dry weather conditions and the SARS outbreak subtract from growth, and the extent that ongoing momentum in domestic demand – driven by higher net migration and housing related wealth effects – provides an offset.

Past experience suggests that the effects of similar temporary forces tend to be short-lived. Dry weather conditions can quickly reverse with rainfall in the right areas, and uncertainties surrounding the outbreak of SARS will dissipate once the spread is contained and more is known about the virus. Hence, their impacts are temporary and not expected to be long lasting.

World Growth

The global economy is in its third year of weak growth. While growth is not expected to fall back to its 2001 low, views around the outlook have become more subdued. Consensus forecasts for most of our trading partners, particularly for 2003, have been revised down over recent months.

The latest forecasts imply a moderation in annual trading partner growth over the coming year, but a pick-up is still forecast to take hold as the year progresses with growth returning to around trend in 2004 (see Table 1.2). Recently released forecasts by the OECD and the IMF show similar downgrades for 2003 but also a rebound.

The rebound in Australian growth contributes 30% of the recovery in New Zealand trading partner growth in 2004, as output recovers from the current drought. Further afield the US is expected to continue to be the engine of global growth, driven by the dissipation of current uncertainties, easier financial conditions and the working through of the excesses of the equity market bubble.

The current sluggishness in growth and in the near term outlook partly reflects the impact of geopolitical uncertainties and associated financial market volatility and higher oil prices (which have subsequently fallen), especially in the lead-up to the conflict in Iraq, and now SARS. However, there is a risk that the focus has been drawn away from more deep-seated issues, although the cuts to forecasts may also reflect a reassessment of underlying growth prospects following weak economic data out of the major economies.

Outside of a few well-performing economies (such as Australia, New Zealand, Canada and a number of Asian economies), the global economy has showed a lack of resilience to the various shocks that have hit it since the late 1990s. Although this likely reflects differing causes – the technology bubble related excesses in the US, and structural impediments in Europe and Japan – underlying weaknesses could weigh against a quick turnaround in growth even as Iraq and SARS fade from focus. The outlook is all the more complicated because the room for additional macroeconomic policy stimulus is limited in the major economies.

Even if the risks to the global outlook look to be skewed to the downside, they are not all one-way. The Consensus forecasts do not project a rebound in growth to above trend rates even after three consecutive years of weak growth. Yet historically, periods of sustained weakness have often been followed by above trend growth. We do not therefore discount the possibility of a sharper rebound in global growth at some point over the forecast horizon.

… creating a soft spot in growth in the middle of 2003

Nonetheless, these temporary forces, and the absence of some of the underlying drivers of growth of the past two years to act as a buffer to weak trading partner growth, are expected to impact negatively, creating a growth “soft spot” in the middle of 2003. The June and September quarters are expected to bear the brunt of this impact via reduced services exports, lower agriculture and manufacturing production, and the switch in electricity generation. Together, these are expected to subtract between ¼% and ½% from GDP growth over the June and September quarters of this year. However, quarterly GDP growth will be subsequently boosted as these temporary forces unwind over the latter part of the year and into 2004. A lesser or greater impact from these one-off drags on growth would affect the profile of growth over the coming year. In the absence of these factors, the annual GDP growth profile would be smoother, and the trough in growth later.

The “soft spot” in quarterly GDP growth in the middle of this year sees growth slow to a 1.9% annual pace, and drags annual average GDP growth down to 2.2% for the year to March 2004. This is lower than the 2.5% expected at the time of the December Update. However, even at this growth rate, New Zealand is still expected to be one of the better performing OECD economies over 2003. The extent of the slowdown is also modest by historical standards.

But growth to rebound in the March 2005 year

Growth then rebounds to 3.2% for the year to March 2005, as the impact of the temporary forces dissipates, the recovery in trading partner growth gets underway and increased competitiveness helps drive a rebound in net exports, and lower interest rates provide a stimulus to domestic demand.

Nominal GDP exhibits less cyclical profile than real economy

Over the forecast horizon, the nominal GDP profile is less cyclical than the real GDP profile mainly due to movements in the terms of trade. The recovery in the terms of trade over the forecast horizon sees nominal GDP growth average around 4¾% per annum, marginally lower than the December Update forecast.

Although the average growth rate is lower over the forecast horizon, the level of nominal GDP is around $1.0 billion higher compared with the December Update for the year to June 2007. This difference is mainly due to Statistics New Zealand revisions to historical data that resulted in a much higher starting position for the level of nominal GDP.

Domestic demand slows…

Household spending growth is expected to slow, reflecting a slowing in net migration, lower farm incomes and slower employment growth. Private consumption growth is forecast to slow from 3.8% in the March 2003 year to 2.5% by the March 2005 year. Building consents and house sales data suggests enough activity in the pipeline to support solid residential investment growth over the first half of this year, but activity is forecast to ease later in the year. Despite the slowdown in residential investment, household indebtedness is forecast to increase throughout the forecast horizon, while debt servicing rises to near new record levels by the end of the forecast horizon. The household saving rate is forecast to deteriorate from about -4.0% of disposable income to -5.0%.

The durability of domestic demand remains a key issue for the forecasts in both the near and medium term. If the wealth effect from rising house prices is stronger than expected, or if net migration holds at higher levels, or consumers see through the short-term confidence impact, then consumption and residential investment growth could be stronger than forecast over the March 2004 year, acting to support GDP growth.

… and the external sector struggles near term with recovery underpinned by trading partner growth prospects

Export volume growth is forecast to be sluggish over the near term as a confluence of negative factors starts to have an effect. Geopolitical uncertainties and SARS will affect services exports, namely tourism and possibly education; the lagged effect of the rise in the exchange rate will dampen demand for price-sensitive goods exports; the recent dry weather will reduce agricultural production; and subdued global growth will also limit demand for New Zealand exports. This sees export volume growth fall to 3.3% in the March 2004 year, but recover further out as a recovery in trading partner growth and a depreciating exchange rate help drive a rebound during the latter part of calendar 2004.

Import volume growth remains strong in the near term due to strong domestic demand and the higher exchange rate, but is expected to ease further out in tandem with the slowdown in domestic demand. Import penetration is forecast to rise throughout the forecast period as a reaction to cheaper import prices relative to domestically produced goods. The rise is quite rapid over the next year or so as the impact of last year’s exchange rate appreciation works its way through, but flattens off thereafter.

Terms of trade to recover

The sharp decline in the goods terms of trade seen over the past year is expected to halt this year, helped by lower oil prices and a recovery in dairy prices. The goods terms of trade is forecast to consolidate from the 6.7% fall in the March 2003 year to average growth of around 0.7% further out.

Oil prices were volatile in the lead-up to the conflict in Iraq, rising to a peak of US$34 per barrel in mid-March. Since the conflict began, oil prices have been trending downwards, with spot and futures pricing now tracking below the assumption built into the central forecast. Oil prices holding at current levels or lower present an upside risk to the terms of trade forecast, and thus to growth and the current account.

Inflation to ease, allowing the Reserve Bank to further reduce interest rates

The quarterly change in the CPI for March came in as expected at 0.4%. Although annual CPI inflation is currently in the upper half of the 1% to 3% band set by the Policy Targets Agreement, inflation is expected to ease throughout 2003 and into 2004. The forecast slowdown in domestic demand growth, especially in residential investment, will reduce output pressure, resulting in an easing in non-tradables inflation. The exchange rate will continue to push tradables inflation lower. The net result is that headline inflation is forecast to slow from 2.5% currently to 1.6% by mid-2004.

With continued easing in both domestic demand and inflationary pressures expected, monetary policy is assumed to be eased in the second half of this year. The central forecast assumes 90-day bank bill rates decline from their early April level of 5.8% to 5.1% by March 2004. However, the earlier than assumed reduction in the Official Cash Rate (OCR) from 5.75% to 5.50% on 24 April by the Reserve Bank of New Zealand (RBNZ) suggests the fall in interest rates could be brought forward relative to our forecast.

The earlier monetary policy response by the RBNZ represents a source of support to the growth profile over the forecast horizon.

The exchange rate is assumed to hold at around the 60.5 level on a TWI basis throughout this year, before gradually depreciating towards its medium-term equilibrium of 56.5. Easier monetary conditions provide a stimulus to activity and assist in the rebound in growth in the March 2005 year. A more cyclical path for the exchange rate represents a risk to the make-up of growth over the forecast horizon.

Employment growth to slow…

In line with the slowdown in economic growth over this year, employment growth is forecast to slow although not to the same extent as seen in previous economic slowdowns. Businesses are expected to hold on to existing staff rather than reduce payrolls, given the difficulties they could face in hiring staff when the economy rebounds. Employment growth is forecast to slow to 1.1% for the March 2004 and 2005 years, before rising further out. Labour force growth will ease due to the slowdown in net migration. With employment growth slower than labour force growth, the unemployment rate rises from the current 4.9% to 5.6% by March 2004 and holds at that level until mid-2005 before dropping back to just above 5.0% by March 2007.

Despite slowing employment growth and a rising unemployment rate, annual wage growth is forecast to increase for a few quarters yet. Annual average growth in nominal private sector wages is forecast to rise from the current 2.5% rate to 3.8% by March 2004, implying real wage growth of around 2.0%. Thereafter, wage growth moderates somewhat, reflecting the reduction in labour market pressures.

… but businesses to increase investment

With little increase in labour market slack foreseen over the forecast horizon, businesses will need to look increasingly towards capital to meet output growth. This capital deepening in turn should act to support labour productivity growth further out. Key determinants of investment growth such as strong business balance sheets, lower interest rates and a lower purchase price of capital, together with the dissipation of geopolitical uncertainties, will also encourage businesses to undertake investment.

Current account deficit to increase

The improvement in the current account balance in 2001 on the back of strong terms of trade and high export volumes reversed in 2002. The annual current account deficit is forecast to widen from the March 2002 trough of 2.1% of GDP to 5.0% of GDP in March 2004, before recovering to around 4.4%.

Lower commodity prices and weaker export growth, compounded by higher import growth, will see the annual goods balance deteriorate from a surplus of 2.6% of GDP in March 2002 to a deficit of 0.6% in March 2004. The deterioration in the goods balance is partly offset by continued improvement in the services balance, which recorded a surplus for the first time in the second half of 2001. The services balance is on an increasing trend, reflecting the growth in New Zealand’s tourism industry and the increasing popularity of New Zealand as an educational destination for international students. The annual services balance is forecast to improve from the 0.6% of GDP surplus in March 2002 to 2.0% of GDP by March 2006.

Reflecting the increase in New Zealand’s net foreign liability position, the investment income deficit is forecast to deteriorate slightly over the forecast horizon and remain above 6.0% of GDP.

The Impact of the Climate on the New Zealand Economy

Associated with the development of an El Niño climate pattern, the early months of 2003 have seen dry weather conditions across many parts of New Zealand. The recent spring to autumn period was drier than normal for northern and eastern regions of both islands, as is common during an El Niño event. However, the west of the North Island was uncommonly dry compared with previous El Niño events.

The graphs below show the days of soil moisture deficit in the North and South Islands up to March 2003 compared with the El Niño drought in 1997/98 and the La Niña drought in 1998/99. Both islands have been drier than average and have had a roughly similar number of days of soil moisture deficit as the two droughts used for comparison.

However, there are some important differences between the droughts of 1997/98 and 1998/99. The current dry conditions differ in timing with the peak of dry conditions somewhat later in summer than in the past. This has ensured that agricultural production has held up for longer. Current conditions also differ in coverage, with the west of the North Island drier than in 1997/98 and drier than eastern regions. In addition irrigation is more widespread now than five years ago. A further difference is that agricultural production was strong over spring, despite some severe frosts over the period. Lambing percentages were at record high levels, animal weights were high and dairy production at the end of 2002 was at record levels.

At the time of writing recent rain had eased dry conditions in some parts of the country, most notably in the north of the South Island, and irrigation restrictions have been eased in some areas. Agricultural production in drought-affected areas has already been affected, through poor pasture growth and reduced stock condition, despite farmers using winter feed or relocating stock for finishing in regions with better pasture growth. Dry conditions early in autumn may also have a negative impact on next season’s lambing percentages and dairy production over the end of this season as farmers in some areas “dry-off” cows earlier than usual.

Our central forecast incorporates a fall in dairy exports over the course of 2003. Part of this fall reflects a slowing in exports of stocks of dairy products, which have boosted exports over 2002, but also the impact of the climate. Meat production and exports are expected to climb in the first half of 2003, with the aforementioned lambing percentages and carcass weights high, and with dry conditions encouraging farmers to bring forward some slaughtering. After an initial increase we expect exports of meat to fall away as slaughtering levels and weights decline.

Dry conditions are also having an impact on electricity generation. At the time of writing, low water inflow into the hydro-lakes has seen hydro-storage fall to around 60% of the average for this time of the year. Extra demand for electricity is being met from thermal generation with hydro-generation at a similar level to last year. A continuation of this trend will see electricity generation act as a drag on GDP growth in 2003. The low level of inflows has seen electricity spot prices spike up sharply in the beginning of 2003. If the prices increase to such a level that industrial users begin to cut back production significantly, there would be a more sizable negative impact on GDP relative to the central forecast. Figure 1.28 shows the negative effect of lower hydro-electricity production, and a corresponding increase in more expensive thermal generation, on value-added in the electricity sector. The events displayed in the graph – all in autumn or winter – coincided with a higher than normal share of thermal electricity production.

If dry conditions continue over winter and into next spring there would be even greater impacts on agricultural production and electricity generation. However, given the uncertainty in predicting climate, we have assumed a return to normal conditions in subsequent years.

Fiscal Forecasts – Finalisation Dates and Key Assumptions

Finalisation Dates

Economic outlook (refer Chapter 1)	3 April
Tax revenue forecasts	10 April
Fiscal forecasts	30 April
Government decisions and circumstances	30 April
Actual asset revaluations	28 February
Foreign exchange rates	28 February
Specific fiscal risks (refer Chapter 4)	30 April
Contingent liabilities and commitments (refer Chapter 4)	31 March

Key assumptions

The fiscal forecasts have been prepared in accordance with the Fiscal Responsibility Act 1994. They are based on the Crown’s accounting policies and assumptions (refer page 104 of the GAAP tables). As with all assumptions, there is a degree of uncertainty surrounding them. This uncertainty increases as the forecast horizon extends. A summary of the key economic assumptions that are particularly relevant to the fiscal forecasts is provided below (on a June-year-end basis to align with the Crown’s balance date of 30 June):

	2002/03		2003/04 BEFU	2004/05 BEFU	2005/06 BEFU	2006/07 BEFU
June years	DEFU	BEFU
Real GDP (P) (ann avg % chg)	3.7	4.0	2.1	3.5	2.8	2.8
Nominal GDP (E) ($m)	127,674	128,389	134,034	141,021	147,911	154,906
CPI (annual avg %)	2.3	2.5	1.7	1.9	2.2	2.1
Govt 10-year bonds (qty avg %)	6.5	5.8	6.2	6.2	6.2	6.2
90-day bill rate (qty avg %)	6.0	5.7	5.3	6.0	6.0	6.0
Unemployment rate (HLFS basis ann avg %)	5.4	5.2	5.5	5.6	5.3	5.2
Full-time equivalent employment (ann avg %)	1.9	2.1	1.0	1.4	1.8	1.3
Current account (% of GDP)	-3.9	-4.4	-5.1	-4.3	-4.3	-4.4

Source:                         The Treasury

New Zealand Superannuation (NZS) Fund

The required annual contribution to the NZS Fund for the year ending 30 June 2004 is $1.879 billion. The contribution to the NZS Fund is calculated over a 40-year rolling horizon to ensure superannuation entitlements over the next 40 years could be met if the contribution rate were to be held constant at that level for 40 years.

The Government has been building towards making the full capital contribution as calculated by the formula set out in the NZS Fund Act. This transition period has prevented undue pressure being placed on the fiscal position while structural surpluses are raised to the required levels.

$ Billion (June year end)	2002	2003	2004	2005	2006	2007
Required contribution	N/A	N/A	1.879	2.114	2.299	2.433
Intended contribution	600	1.200	1.879	2.114	2.299	2.433

The underlying assumptions in calculating the contribution are the nominal GDP series to 2047, the New Zealand Superannuation expense series to 2046, and the expected net after-tax annual return of the NZS Fund (7.0%) (7.0% December Update). The GDP and NZS expense series were projected using the assumptions stated on page 24 of the 2003 Fiscal Strategy Report.

2

Fiscal Outlook

Summary of Budget Update

•                  The OBERAC (Operating Balance excluding revaluations and Accounting Policy Changes) is slightly higher than the December Update in the current year at $4.0 billion (3.1% of GDP) and similar to December Update forecasts in future years.

•                  The operating balance is $1.4 billion in the current year, $2.6 billion lower than the OBERAC due to revaluations of the Government Superannuation Fund (GSF) unfunded liability ($1.5 billion) and ACC outstanding claims liability ($0.9 billion) and other devaluations on investments ($0.3 billion).

•                  The slight decrease in the OBERAC from 2002/03 to 2003/04 reflects the impact of easing macroeconomic conditions after the strong current year, coupled with some transfer of 2002/03 expenses to 2003/04 due to delays in implementing programmes.

•                  Across the forecasts, the rising OBERAC/operating balance reflects core Crown revenue growth of around 4.7% per annum (mainly due to tax revenue growth and growth in NZS Fund earnings) that outpaces core Crown expense growth of around 4.0% per annum.

•                  The OBERAC trend coupled with the Government’s capital programme (NZS Fund contributions for example) results in a falling gross debt profile as a percentage of GDP. Debt is forecast to fall from around 27% in 2002/03 to 23% by 2006/07.

•                  Gross sovereign-issued debt is slightly lower in nominal terms than the December Update across the forecast horizon due to the similar OBERAC and total capital spending track. Debt remains relatively flat between $35 billion and $35½ billion.

•                  Tables of the key indicators are located on pages 64 and 65.

Key Indicators

OBERAC rises across the forecast horizon…

The OBERAC is forecast at $4 billion (3.1% of GDP) in the current year, decreasing to $3.8 billion (2.8%) in 2003/04 and then steadily increasing to around $6 billion (4.0%) in 2006/07.

The strength of the current year OBERAC reflects the strength in economic growth during the past year, feeding through to tax revenues. The forecast OBERAC for 2002/03 at the time of the 2002 Budget Update was $2.2 billion.

… enabling the Government to continue to apply surplus cash to its investment programme…

The core Crown operating balance sums to around $15.8 billion over the 2002/03 to 2006/07 period, which generates cash for the core Crown of around $19.9 billion over the same period.

As outlined in Table 3.1, this cash is invested primarily in NZS contributions of $9.9 billion, advances of $5.5 billion (mainly student loans and refinancing existing private sector debt of the health and housing sectors) and purchases of physical assets (schools, hospitals, defence equipment, for example). There is a residual financing requirement of around $3.1 billion ($3.4 billion December Update), which is funded from surplus cash from 2001/02 and 2002/03.

Table 2.1 – Impact of core Crown operating surpluses on the balance sheet from 2002/03 to 2006/07

$ billion
Total Operating Balances	15.8
Add
Depreciation	4.7
Less
Retained NZS Fund returns	(1.9)
Other	1.3
Operating cash flows	19.9
Invested in
SOE/CE net capital injections	(1.8)
NZS Fund contributions	(9.9)
Increase asset base	(1.1)
Maintain existing asset base	(4.7)
Advances	(5.5)
Other	—

Requiring Finance	(3.1)

Source:                   The Treasury

… while gross debt continues to fall

Gross sovereign-issued debt is relatively flat at around $35 billion to $35½ billion. As a percentage of GDP, gross debt falls towards 23% by 2006/07.

Gross debt is flat as cash surpluses and future cashflows from operations are able to finance all investment activity. As such no increase in nominal debt is required.

The implications for the Government’s bond programme are:

•                  no change has been made to the 2002/03 bond programme which remains at $2.5 billion

•                  the additional funding available from 2002/03 is expected to be partially offset by increases in other flows such as operating and investing activity, currency swaps financing foreign-currency reserves and possible further diversification of the Earthquake Commission’s portfolio

•                  the residual cash generated means the bond programme for 2003/04 has been set at $3.2 billion ($3.4 billion December Update) and is necessary to refinance maturing debt and fund other financing activity.

The Difference Between the OBERAC and Operating Balance in 2002/03

The 2002/03 operating balance is $1.4 billion, $2.6 billion lower than the OBERAC of $4.0 billion, due to revaluations of the Government’s long-term liabilities (GSF and ACC) and devaluations in the asset portfolios of EQC and GSF.

The liabilities of GSF and ACC are calculated with reference to a discount rate, determined by reference to the market yield curve of interest rates. The yield curve has fallen substantially from 30 June 2002, which results in increased liability values.

•                  The GSF unfunded liability movement totals $1.5 billion, and is primarily due to changes in the discount rate from 30 June 2002 (change from a long term rate of 4.9% to 4.1% after tax rates). Other factors include updated scheme data, and the impact of scheme experience through the year, including investment devaluations.

•                  The ACC liability movement totals around $0.9 billion. Around $0.48 billion of the movement is due to discount rate changes from 30 June 2002 (change from an average 6.8% to 6.1%). The rest of the change is due to changing underlying assumptions around exits from the scheme and the length of time claimants remain (especially within the Motor Vehicle account).

Asset devaluations within GSF and EQC total around $0.43 billion and result from the deterioration of the global equity market values and appreciating New Zealand dollar.

Comparison with December Update forecasts

OBERAC and operating balance

Compared with the 2002 December Update, the OBERAC is stronger in 2002/03 by around $0.5 billion, reflecting the strength in tax revenue seen during the current financial year and the transfer of some expenses to the upcoming year due to delays in spending programmes, offset by higher forecast spending due to increases in tertiary enrolments within the education sector.

From 2003/04 to 2006/07, the OBERAC/operating balance is similar to the December Update forecasts as revisions to the tax forecasts and finance costs (due to lower debt levels in 2002/03) are broadly sufficient to cover the total change in new operating spending.

Table 2.2 – Operating balance reconciliation (explains changes to the operating balance since the December Update)

($ million)	2002/03 Forecast	2003/04 Forecast	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast
Operating balance 2002 December Update	2,505	3,837	4,516	5,181	5,925
Changes (core Crown revenues and net SOEs/CEs)
Tax revenue forecasting changes	510	310	185	218	322
Sale of goods and services	37	75	60	76	68
Other revenue	10	74	55	94	107
Other change to SOEs and Crown entities (excluding ACC valuation change)	68	52	119	148	203
Valuation changes (GSF and ACC liability movements)	(1,415)	—	—	—	—

Changes (core Crown expenses excl GSF 2002/03)
Welfare benefits	(15)	25	12	(28)	(6)
Education	(264)	(457)	(566)	(581)	(643)
Health	36	(14)	73	(464)	(435)
Transport	(214)	(87)	(91)	(113)	(132)
Other core Crown expenses	95	(504)	(386)	(303)	(336)
Finance costs	8	150	112	56	48
Change to future operating spending (allocated to baselines)	—	300	385	1,005	1,060
Total core Crown expense change	(354)	(587)	(461)	(428)	(444)
Total Changes	(1,144)	(76)	(42)	108	256
Operating balance 2003 Budget Update	1,361	3,761	4,474	5,289	6,181

Source:                   The Treasury

Factors to note are:

•                  Transport expenses which appear to have increased, but are offset by increased surplus within Transport Crown entities (and the surpluses are then applied to capital spending within Transport, so the changes overall do not impact gross debt. ie, it is a classification change between operating and capital spending.)

•                  The Budget 2003 costs are higher than anticipated with an operating balance impact (reflected in the table above) mainly in expense changes showing an overall increase since the December Update.

The impact of the 2003 Budget package is fully illustrated in a separate Executive Summary document.  A reconciliation between Table 2.2 and the Executive Summary presentation is shown in Table 2.6 within the expenses section (refer page 63).

Gross and net debt

Gross sovereign-issued debt and foreign currency marketable securities and deposits have both reduced in value (net debt neutral) due to the appreciation of the New Zealand dollar since the December Update. This reduces both debt and financial assets by around $600 million (around 0.5% of GDP in 2002/03) over the forecast horizon.

In addition, the improved cash position from 2001/02 and 2002/03 and delays in capital programmes and refinancing of Crown entity debt contribute to gross sovereign-issued debt being lower than the December Update in 2003/04. However, this reverses as the capital spending is “caught up” in later years, so that gross sovereign-issued debt is at similar levels to the December Update by 2006/07 (excluding the impact from a rising New Zealand dollar).

Since the December Update, approximately $600 million of new capital spending has been approved by the Government (funded from the forecasts for new capital spending).

Net debt follows the same trend as gross debt, being lower than the December Update in 2003/04 before reversing to be at similar levels by 2006/07.

Non-sovereign-guaranteed debt is $0.9 billion higher by 2006/07 compared with the December Update, reflecting growth in the state-owned enterprises’ purchases of physical assets this year and inclusion of additional future capital programmes.

The combination of the appreciation in the New Zealand dollar reducing sovereign-issued debt and higher levels of non-sovereign-issued debt results in total gross debt similar to the December Update at $36 billion by 2006/07 (23.2% of GDP)

Revenue and Expenses

Table 2.3 – Revenue and expenses comparison with December Update

Revenue and expenses (% of GDP)	2002 Actual	2003 Forecast	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Core Crown Revenue
Budget Update	32.3%	33.2%	33.2%	32.9%	33.0%	33.1%
December Update		33.1%	32.9%	32.9%	33.0%	33.0%

Total Crown Revenue
Budget Update	41.4%	43.5%	43.9%	43.7%	43.6%	43.5%
December Update		43.4%	43.4%	43.4%	43.3%	43.2%

Core Crown Expenses
Budget Update	30.7%	32.1%	31.1%	30.7%	30.4%	30.1%
December Update		31.4%	30.8%	30.5%	30.3%	30.0%

Total Crown Expenses
Budget Update	39.5%	42.4%	41.1%	40.5%	40.1%	39.5%
December Update		41.5%	40.6%	40.2%	39.8%	39.3%

Source:                   The Treasury

Over the forecast period, the total Crown revenue-to-GDP ratio is reasonably stable, while the expense-to-GDP ratio is slowly declining. The increased level of total Crown revenue between 2001/02 and 2002/03 is mainly due to the inclusion of 12 months of operations of Air New Zealand (2001/02 included six months’ operations from 1 January 2002).

The revenue-to-GDP trend of the total Crown is driven mainly from the trend in “core Crown” revenue forecasts which are discussed in more detail under tax revenue.

The remaining growth is due to the nature of the SOEs (including Air New Zealand) and those Crown entities that generate their own revenue growing broadly in line with nominal GDP growth.

Similarly, the change from the December Update is due primarily to core Crown revenue and expenses. In addition, within Crown entities there have been some increases to revenue and expenses largely as a result of growth in tertiary student numbers, and increased housing market rentals.

Tax revenue

Table 2.4 – Tax revenue

Tax revenue ($ million)	2002 Actual	2003 Forecast	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Total Crown	36,215	39,390	40,651	42,373	44,313	46,217

(% GDP)
Total Crown	29.3%	30.7%	30.3%	30.0%	30.0%	29.8%

Source:                   The Treasury

At the December Update, tax revenue forecasts were revised up substantially as:

•                  tax outturns were running well ahead of forecast

•                  forecasts of nominal GDP were increased.

•                  With subsequent upward revisions to recent nominal GDP history, particularly in the year to June 2002, and tax revenue running ahead of the December Update tax forecasts, the tax forecasts have been increased again for this Budget Update.

Forecast revisions are bigger at the beginning and the end of the forecast period than in the middle, reflecting a more prominent economic cycle than in the December Update forecasts.

Tax revenue relative to GDP is forecast to reach a peak in 2002/03, with a gradual decline thereafter. This is similar to the tax-to-GDP pattern evident in the December Update forecasts. As mentioned in the December Update, these peaks in the tax-to-GDP ratio tend to flatten out as historical revisions are made to estimates of GDP.

The major factors contributing to the 2002/03 spike in the tax-to-GDP ratio are:

•                  source deductions adds about 0.4% to the ratio. The major economic driver of source deductions, the total wage bill, increases as a proportion of GDP. As this is a relatively highly taxed component of GDP compared with other components, this pushes up the tax-to-GDP ratio. There is also an element of “catch-up” in 2002/03 as source deductions’ growth in 2001/02 was slower than growth in the wage bill

•                  GST adds about 0.2% as the main drivers of GST (private consumption, public consumption and residential investment) make up a bigger share of GDP than in 2001/02 at the expense of other lower-taxed components of GDP (eg, business investment)

•                  business taxes (company income tax and other persons tax) add about 0.2% with businesses, on average, enjoying strong profit growth and some large tax losses now having been exhausted.

After 2002/03, tax revenue gradually declines as a percentage of GDP mainly because:

•                  the total wage bill grows more slowly than GDP, which retards the growth of source deductions despite a small rise in the average effective tax rate, as the wage bill has a higher effective tax rate than other components of income GDP (eg, operating surplus)

•                  a drop-off in residential investment slows the growth of the overall GST base

•                  the growth rate of excise duties is expected to be flat especially since the ACC portion of the petroleum fuel excise will be classified as a levy rather than a tax from 1 July 2003 onwards. Overall, this re-classification between tax revenue and other revenue is fiscally neutral.

Inland Revenue’s tax forecasts

In line with established practice, Inland Revenue has prepared an independent set of tax forecasts, based in the short term on more detailed analysis of taxpayer information, and in the longer term reflecting the same underlying macroeconomic trends that underpin the Treasury’s tax forecasts.

The Inland Revenue forecast of tax revenue for 2002/03 is about $240 million higher than the Treasury forecast, mainly as a result of differing views on company income tax. This is a larger gap than has been the case in recent forecast updates. While $240 million may be large in the context of the operating balance, it represents just 0.6% of the total tax revenue forecast for 2002/03 of around $40 billion.

From 2003/04 onwards, the forecasts are somewhat closer to each other, with the difference between the two sets of forecasts being no more than $180 million in any one year. The Treasury forecasts are higher in 2003/04 and 2004/05 and lower thereafter.

The comparison of Inland Revenue forecasts with Treasury forecasts can be found at www.treasury.govt.nz/forecasts/befu2003.

Expenses

Table 2.5 – Total expenses indicators

Expenses ($ million)	2002 Actual	2003 Forecast	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Core Crown	37,970	41,234	41,738	43,292	45,031	46,594
Total Crown	48,834	54,486	55,037	57,153	59,241	61,189

(% of GDP)
Core Crown	30.7%	32.1%	31.1%	30.7%	30.4%	30.1%
Total Crown	39.5%	42.4%	41.1%	40.5%	40.1%	39.5%

Source:                         The Treasury

Expenses as a percentage of nominal GDP decrease over the forecast horizon

Total Crown expenses decrease as a percentage of GDP from 42.4% in 2002/03 to 39.5% in 2006/07.

Within this the core Crown operating expenses decrease from 32.1% to 30.1%.

Over the same period, nominal total Crown expenses increase on average by around 3.6% per year.

Core Crown expenses (excluding GSF valuation movements) increase on average by around 4% per year.

Within these expenses:

•                  government services (primarily health, education and future new operating spending) are expected to grow at 4.7%

•                  social welfare benefits grow at around 3.5% reflecting indexation and growth in beneficiary numbers

•                  finance costs remain constant due to flat debt levels.

Nominally, core Crown expenses increase around $5.4 billion between 2002/03 and 2006/07. Removing the GSF liability movements from 2002/03, expenses increase by $6.6 billion over the same period. The major drivers of these expense increases include:

•                  demand-driven factors including an increase in beneficiary numbers and the indexation of benefits ($2 billion), health demographics ($0.4 billion) and education roll growth

•                  the ongoing impact of the forecast new spending for Budget 2003 of $1.3 billion (GST exclusive)

•                  forecast new spending for future Budgets of $2.8 billion (GST exclusive)(2) from 2004/05 to 2006/07(3) which will also cover future demographic changes in health and education to those mentioned above.

Budget 2003

Details of the 2003 Budget are documented in a separate Executive Summary released with other Budget documentation. In summary, Budget 2003 commits new operating resources of around $1.6 billion for 2003/04, with an ongoing impact of around $1.5 billion. It also commits $613 million in capital spending from the $2 billion forecast.

The 2003 Budget has resulted in higher operating spending than the $1.1 billion anticipated in the 2003 Budget Policy Statement. The additional costs result from demographic and demand driven factors in education and health and some extra spending on new initiatives.

The following table shows how the impact of Budget 2003 fits within the overall changes to the operating balance since the December Update forecasts.

(2)          The GST-inclusive amounts for forecast new operating spending are $1.05 billion per year for 2004/05 to 2006/07. Refer Note 8 of the forecasts on page 125.

(3)          $1.1 billion of this amount has already been allocated to Health and Education baselines as part of the 2002 and 2003 Budgets for the rollout of the Health funding package until 2005/06, the removal of asset testing for 2005/06 and 2006/07 and the extension of the tertiary fee stabilisation policy in all years.

Table 2.6 – Reconciliation of Operating Balance and the impact of Budget 2003

($ million)	2002/03 Forecast	2003/04 Forecast	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast
Operating balance - December Update	2,505	3,837	4,516	5,181	5,925

Operating impact of 2003 Budget (per Executive Summary)	(312)	(607)	(507)	(394)	(401)
Other changes
Tax forecasts	510	310	185	218	322
Investment income	17	41	45	84	95
Benefit movements	(15)	25	12	(28)	(6)
GSF and ACC movement	(1,415)	—	—	—	—
Finance costs	8	150	112	56	48
Other SOE/CE changes	38	(9)	53	79	138
Other changes	25	14	58	93	60
Total changes	(1,144)	(76)	(42)	108	256

Operating balance - Budget Update	1,361	3,761	4,474	5,289	6,181

The operating balance impact of the 2003 Budget is broadly offset by increases in tax forecasts, decrease in finance costs and other changes not part of the Budget package.

Table 2.7 – 2003 Budget Update fiscal indicators

Fiscal Indicators ($ million)	2002 Actual	2003 Forecast	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Revenue
Total revenue	51,225	55,847	58,798	61,627	64,530	67,370
Total core Crown revenue	39,911	42,612	44,469	46,449	48,842	51,270

Expenses
Total expenses	48,834	54,486	55,037	57,153	59,241	61,189
Total core Crown expenses	37,970	41,234	41,738	43,292	45,031	46,594

Operating balance - Core Crown	1,941	1,378	2,731	3,157	3,811	4,676
Operating balance - Crown entities	338	(531)	705	853	936	1,013
Operating balance - SOEs	513	720	623	723	825	904
Dividend elimination	(401)	(206)	(298)	(259)	(283)	(412)
Total operating balance	2,391	1,361	3,761	4,474	5,289	6,181

OBERAC	2,751	4,041	3,761	4,474	5,289	6,181

Debt Indicators
Gross sovereign-issued debt	36,202	35,015	34,459	35,066	35,515	35,559
Total Crown debt	36,747	37,886	36,564	37,181	37,053	36,008
Net core Crown debt	17,771	17,922	18,435	18,352	17,822	16,629

Net worth	18,726	20,197	23,958	28,432	33,721	39,902

Domestic bond programme	3,721	2,531	3,234	3,471	3,028	2,775

Nominal GDP	123,629	128,389	134,034	141,021	147,911	154,906

Fiscal Indicators as a % of GDP
Revenue
Total Crown revenue	41.4%	43.5%	43.9%	43.7%	43.6%	43.5%
Total core Crown revenue	32.3%	33.2%	33.2%	32.9%	33.0%	33.1%

Expenses
Total Crown expenses	39.5%	42.4%	41.1%	40.5%	40.1%	39.5%
Total core Crown expenses	30.7%	32.1%	31.1%	30.7%	30.4%	30.1%

Operating balance	1.9%	1.1%	2.8%	3.2%	3.6%	4.0%
OBERAC	2.2%	3.1%	2.8%	3.2%	3.6%	4.0%

Debt Indicators
Gross sovereign-issued debt	29.3%	27.3%	25.7%	24.9%	24.0%	23.0%
Total Crown debt	29.7%	29.5%	27.3%	26.4%	25.1%	23.2%

Net core Crown debt	14.4%	14.0%	13.8%	13.0%	12.0%	10.7%
Net core Crown debt plus assets of NZS Fund	13.9%	12.5%	10.8%	8.5%	5.8%	2.7%

Net worth	15.1%	15.7%	17.9%	20.2%	22.8%	25.8%

New Zealand Superannuation Fund
Fund asset returns (after tax)	15	69	187	347	525	726
Fund assets (year end)	615	1,884	3,950	6,411	9,235	12,394
% of GDP	0.5%	1.5%	2.9%	4.5%	6.2%	8.0%

Source:                     The Treasury

Table 2.8 – 2002 December Update fiscal indicators

Fiscal Indicators ($ million)	2002 Actual	2003 Forecast	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Revenue
Total revenue	51,225	55,461	58,042	60,973	63,756	66,411
Total core Crown revenue	39,911	42,244	44,006	46,233	48,533	50,780

Expenses
Total expenses	48,834	52,956	54,205	56,457	58,575	60,486
Total core Crown expenses	37,970	40,112	41,151	42,831	44,603	46,150

Operating balance - Core Crown	1,941	2,132	2,855	3,402	3,930	4,630
Operating balance - Crown entities	338	(45)	638	710	801	840
Operating balance - SOEs	513	611	638	747	812	874
Dividend elimination	(401)	(193)	(294)	(343)	(362)	(419)
Total operating balance	2,391	2,505	3,837	4,516	5,181	5,925

OBERAC	2,751	3,521	3,837	4,516	5,181	5,925

Debt Indicators
Gross sovereign-issued debt	36,202	35,522	35,923	35,860	36,069	36,196
Total Crown debt	36,747	38,070	37,420	37,336	36,969	35,888
Net core Crown debt	17,771	18,582	19,058	18,620	17,854	16,853

Net worth	18,726	21,231	25,068	29,584	34,765	40,690

Domestic bond programme	3,721	2,517	3,382	3,207	2,539	2,857

Nominal GDP	122,271	127,674	133,669	140,378	147,169	153,883

Fiscal Indicators as a % of GDP
Revenue
Total Crown revenue	41.9%	43.4%	43.4%	43.4%	43.3%	43.2%
Total core Crown revenue	32.6%	33.1%	32.9%	32.9%	33.0%	33.0%

Expenses
Total Crown expenses	39.9%	41.5%	40.6%	40.2%	39.8%	39.3%
Total core Crown expenses	31.1%	31.4%	30.8%	30.5%	30.3%	30.0%

Operating balance	2.0%	2.0%	2.9%	3.2%	3.5%	3.9%
OBERAC	2.2%	2.8%	2.9%	3.2%	3.5%	3.9%

Debt Indicators
Gross sovereign-issued debt	29.6%	27.8%	26.9%	25.5%	24.5%	23.5%
Total Crown debt	30.1%	29.8%	28.0%	26.6%	25.1%	23.3%

Net core Crown debt	14.5%	14.6%	14.3%	13.3%	12.1%	11.0%
Net core Crown debt plus assets of NZS Fund	14.0%	13.1%	11.4%	8.7%	5.9%	2.9%

Net worth	15.3%	16.6%	18.8%	21.1%	23.6%	26.4%

New Zealand Superannuation Fund
Fund asset returns (after tax)	15	69	193	343	522	724
Fund assets (year end)	615	1,884	3,877	6,366	9,198	12,371
% of GDP	0.5%	1.5%	2.9%	4.5%	6.2%	8.0%

Source:                         The Treasury

Risks to Forecasts

The forecasts were finalised on 30 April 2003 in accordance with the forecast accounting policies. Specific fiscal risks disclosed in Chapter Four cover specific policy decisions that are under active consideration by the Government at the time of the finalisation of the forecasts. These financial forecasts are based on the economic forecasts presented in Chapter One and any variation from the economic forecasts will impact on the financial forecasts, in particular tax revenue and benefit expenses.

In addition to the specific fiscal risks and the link to the economic forecasts, there are a number of forecasting issues that may impact on the future results.

Revenue forecasts

The pattern of the tax-to-GDP ratio represents probably the biggest risk to the tax forecasts. We have taken the view that the current spike in the tax-to-GDP ratio is temporary; ie, there has been no permanent, structural change in total tax revenue. If this judgment should turn out to be incorrect, then it is possible that the ratio will not decline through the outyears, meaning that the forecasts would be too low.

In addition, Inland Revenue has received funding as part of the 2003 Budget for implementing new measures to enhance revenue capability, which may have an impact on the forecasts.

State-owned enterprises forecasts

The forecast financial information included in these forecasts for large state-owned enterprises was provided in March 2003 and is based on their best assessments of their forecasts. They are still in the process of finalising their individual Statements of Intent and their forecasts may alter.

In addition, as a result of recent developments within the electricity market, the relevant SOEs have advised that their forecasts may alter, but the situation is too unclear to be definitive. There is the potential for the forecasts incorporated in this update to alter.

Revaluation of physical assets

Revaluations which were completed by 28 February 2003 are included in the forecast financial statements. With the introduction of FRS 3: Accounting for Property Plant and Equipment, all entities are updating their valuations. A number of these occurred last year and resulted in substantial increases in asset values and net worth. Revaluation exercises currently underway in some departments and district health boards for example are due for completion for inclusion in the 30 June 2003 Crown financial statements. The impact of these revaluations is likely to increase the net worth forecast in these statements. The funding of the depreciation impacts of these revaluations could lead to specific fiscal risks or changes to forecasts if funded in future updates.

In addition, an asset valuation issue was noted within the 30 June 2002 Crown financial statements regarding fences that border the conversation estate. This issue is due to be resolved by 30 June 2003, which will impact the net worth forecast in these statements.

3

Risks and Scenarios

Summary

•                  The Budget Update forecasts reflect the balancing of a number of judgements about how the various forces operating on the economy will evolve.

•                  If some of these judgements, or their quantification, evolve differently the economy could go down an alternative path to that of our central forecast, with consequent impacts on the fiscal outlook.

•                  A variety of alternative paths are possible depending on which, and to what extent, forces operating on the economy evolve differently. Two possible alternative paths are presented below.

•                  A delay in the expected rebound in trading partner growth, or in the pace at which current geopolitical uncertainties dissipate, is likely to result in slower real and nominal GDP growth in 2003/04 and 2004/05 compared with the central forecast.

•                  This can be expected to flow through to the fiscal position with the OBERAC being smaller than under the central forecast and gross debt levels higher, although the fiscal position still remains robust.

•                  A scenario in which domestic demand growth slows less than it does in the central forecast is likely to result in a less cyclical growth path over the forecast horizon. As a result the forecast OBERAC is slightly higher than the central forecast throughout the forecast horizon and gross debt is lower, with the deviation from the central forecast increasing over time.

Economic Risks

The central forecasts reflect the balancing of the upside and downside risks facing the economy in order to arrive at our best assessment of the way the economy is likely to evolve. This requires a number of key judgements to be made about how the various forces operating on the economy will evolve. If actual events differ from these judgements, the economy may deviate from our central forecast.

These judgements relate to:

•                  the “fundamental” drivers of growth, such as global growth and demand for New Zealand’s exports, the terms of trade, monetary conditions, net migration flows, the balance sheets of businesses and their willingness to invest and hire, household income growth, etc.

•                  more “temporary” influences such as the current SARS outbreak, the conflict in Iraq and its aftermath, and low inflows to hydro-storage lakes.

One of the main challenges in putting the Budget Update economic forecasts together was to disentangle the potential impact of temporary influences on the economy from more fundamental ones.

The central forecast was produced against a backdrop of considerable international economic and geopolitical uncertainty. We assume with regard to the global economy that the uncertainties stemming from non-economic factors (such as the conflict in Iraq and SARS) dissipate through 2003 and that the recovery follows a path in line with the April Consensus. Risks surrounding the external environment look to be skewed to the downside over the short term, but as we have observed in past Updates a stronger rebound than is built into the Consensus once a recovery gets embedded is certainly possible.

If uncertainty fails to dissipate as expected, or if recovery in the global economy is delayed, the real GDP growth track presented in Chapter 1 would be subject to downside risk. Such a scenario is discussed in more detail later in the chapter.

Oil prices in particular are influenced by geopolitical events. Prices have been highly volatile in recent months and further volatility is likely for some time yet. At the time of going to print oil prices are under the level assumed in the central forecast. If these lower prices are maintained it would provide a boost to the terms of trade as well as household disposable income, both of which would be positive for the economic outlook.

Recent dry weather conditions in parts of the country may negatively affect farm output and hydro-electricity generation. The central forecast makes some explicit allowances for the effects of recent dry weather conditions, with the June and September quarters expected to bear the brunt of the impact of lower primary sector production. The impact on exports is expected to spread over a longer timeframe. If the dry conditions were to continue over winter and spring, there would be even greater impacts on agricultural production and electricity generation. However, should affected areas receive sufficient rainfall in the near future these negative impacts may be ameliorated as was the case in 2001 and 2002, especially with respect to farm production.

SARS and the New Zealand Economy

The outbreak of SARS is a new risk that has appeared on the horizon since the December Update, which has already impacted significantly on economic developments in a number of economies, particularly Hong Kong, Singapore and some regions of China. Visitor arrivals (for both tourism and business purposes) and household spending in those countries have been severely curtailed, hotel occupancy is down and airlines have cut back capacity into and out of the region. As at 3 May nearly 90% of the approximately 6,200 reported cases have occurred in China and Hong Kong, followed by Singapore, Canada and Taiwan.

While SARS cases have been reported in a large number of countries, it is the ‘fear’ of SARS that is appreciably altering behaviour. Analysts are reducing their forecasts of 2003 growth in the worst affected economies and for the Asian region as a whole. To date most are treating the outbreak as a shock to aggregate demand that will begin to unwind over the second half of 2003 as authorities control its spread. However, the longer this takes the more risk there is of a longer-term impact in the worst affected economies via reduced business travel and willingness to invest.

Any assessment of the economic impact of SARS needs to take a view on the intensity and duration of the illness as well as an attempt to quantify the ‘fear’ element of current behaviour. Such views are likely to be highly speculative and subject to significant change as new information becomes available.

Trade channels (of goods and services) represent the direct routes through which the outbreak will impact on the New Zealand economy (unless there were a material outbreak here). An impact via business and consumer confidence is also possible. Reduced numbers of New Zealanders travelling overseas, increased arrivals from other countries and a possible boost to net migration (mainly from non-resident New Zealanders potentially returning) represent three possible offsets in terms of New Zealand growth.

The following table summarises the trade and people linkages with selected economies.

Table 3.1 – Overseas trade and people linkages

	Visitor arrivals (year to March 2003)		Merchandise Trade Exports (year to December 2002)		Student Visas (year to June 2002)
	Number	Share	$ Billion	Share	Number	Share
China	79,766	3.9%	1.43	4.6%	42,133	45.7%
Hong Kong	26,658	1.3%	0.63	2.0%	1,734	1.9%
Singapore	33,752	1.6%	0.39	1.2%	242	0.3%
Japan	172,716	8.4%	3.57	11.5%	5,310	5.8%
Sth Korea	115,317	5.6%	1.38	4.4%	15,719	17.1%
Canada	39,699	1.9%	0.65	2.1%	365	0.4%
Australia	638,354	31.0%	6.22	20.0%	n/a
UK	240,029	11.7%	1.49	4.8%	1,076	1.2%
US	205,796	10.0%	4.77	15.4%	1,777	1.9%

Sources:         Statistics New Zealand, Department of Labour

While the worst affected economies are important trading partners, other countries still tend to dominate our trading and people relationships, with the exception of education services where China provides nearly one-half of overseas students.

Tourism is likely to be one of the principal transmission channels through to the New Zealand economy. Tourism exports (more precisely, travel exports) were worth $6.0 billion in the year ended September 2002, and the tourism sector employed around 95,000 people in 2000. Since 2000 tourism has grown strongly with strong growth in visitor arrivals (5.4%

in March 2003 year) and an increase in the average length of stay. Asia as a whole is an important source of visitor arrivals, representing 25% of all arrivals in 2002. Australia accounts for around 30% of arrivals and the US and UK around 10% each.

To date official data on the impact on New Zealand is limited, but there have been a number of anecdotal and firm level reports that point to a negative impact already. The latter has included reports of some export orders being cancelled because of a fall in demand in the affected economies, with perishable and time sensitive products seemingly most affected.

The best information available thus far is provisional four-weekly visitor arrival data from Statistics New Zealand that is updated weekly. Seasonally adjusted arrivals increased in March after a fall in February. However, arrivals fell sharply in the second half of March.

The first three weeks of April have seen a strong bounce back in short-term visitor arrivals, with strong growth in arrivals from Australia and the UK. This suggests that comparisons with 2002 are being heavily influenced by the different timing of Easter. It is too early to say whether this also reflects some switching away from Asia and to New Zealand.

Arrivals from Asia are down compared to the corresponding week in 2002 for each of the six weeks to 20 April. The largest falls have been in visitors from Japan and Korea and is suggestive of a broader influence than just SARS. Reductions in airline capacity into and out of Asia are consistent with the broad based downturn in travel activity.

The influence of events like Iraq and SARS, together with the prospect of growth moderating from last year’s robust pace, has taken a toll on both business and consumer confidence. At current levels, business confidence is probably suggestive of growth coming in below the central forecast if it feeds into businesses’ willingness to invest and hire. On the upside, it is possible that some of the events contributing to lower confidence are already starting to unwind. Moreover, the strong balance sheet position of businesses, evidenced by strong corporate tax revenues and anecdotal reports from the Treasury’s business talks, leaves them well placed to expand investment at a more rapid pace than currently assumed, particularly in light of the recent cut in interest rates by the RBNZ. Further falls in interest rates and a reduction in uncertainty are also likely to assist the housing market to remain buoyant, resulting in domestic demand holding up relative to the central forecast through 2003/04. Such a scenario is modelled in more detail later in the chapter.

One of the factors influencing domestic demand growth is net migration. Net migration flows in January and February 2003 were high and we have substantially revised up our net migration assumptions for the June 2003, 2004 and 2005 years by 10,000 migrants in 2003 and 5,000 in 2004 and 2005 compared with the December Update. Nevertheless, the quarterly net migration inflow is assumed to begin slowing from the June quarter. If net migration flows were to hold up, the likely impact would be ongoing support for domestic demand growth, especially residential investment and household spending. However, since net migration is traditionally volatile, there is also downside risk associated with net migration being lower than expected.

If eventualities such as these transpire, the growth path for the economy and the composition of that growth could look very different.

Economic Scenarios

The following scenarios present two possible growth paths for the economy if some of the key judgements underlying the central forecast are altered. Both scenarios are based on changes to the demand side of the economy. The first scenario assumes a slower dissipation of geopolitical risk and uncertainty and recovery in global growth than is assumed in the central forecast. The second scenario assumes more resilient domestic demand. The scenarios are two of a large number of possible alternative examples, and do not represent upper or lower bounds for the central forecast, with more extreme paths being possible.

Table 3.2 – Alternative scenarios: summary

	2001/02 Actual	2002/03 Forecast	2003/04 Forecast	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast
Production GDP (annual average % change, March years)
Central forecast	3.5	4.4	2.2	3.2	3.1	2.8
Delayed global recovery	3.5	4.4	1.9	2.5	3.5	3.2
More resilient domestic demand	3.5	4.4	2.6	3.0	3.1	2.7
Nominal Expenditure GDP (annual average % change, March years)
Central forecast	7.4	3.6	4.5	4.9	5.1	4.8
Delayed global recovery	7.4	3.6	3.9	3.5	5.5	5.2
More resilient domestic demand	7.4	3.6	5.0	5.1	5.3	4.8
OBERAC ($ billion, June years)
Central forecast	2.7	4.0	3.8	4.5	5.3	6.2
Delayed global recovery	2.7	4.0	3.4	3.6	4.6	5.7
More resilient domestic demand	2.7	4.1	4.1	4.8	5.7	6.7

Sources:                      Statistics New Zealand, The Treasury

Delayed global recovery

Under the central forecast, real GDP growth slows in 2003/04 to 2.2% but recovers in 2004/05 to 3.2%. This recovery is underpinned by export growth increasing from 3.3% in 2003/04 to 6.0% in 2004/05, with import growth slowing alongside domestic demand.

In contrast, this scenario is based on a slower recovery in global growth than expected in the central forecast. The result is real GDP growth of 1.9% in 2003/04 and 2.5% in 2004/05. Growth recovers to 3.5% in 2005/06, in part due to a recovery in world economic growth.

We have proxied the effect of a delayed recovery in trading partner growth via lower export volumes and prices compared with the central forecast. Export growth is one and a half percentage points lower than under the central forecast, and growth in the terms of trade is lower by one percentage point in 2003/04 and one and a half percentage points in 2004/05. Weaker prospects, lower export income and slower unwinding of risks have a negative impact on the domestic business sector. Businesses cancel or defer investment plans, resulting in more muted growth in business investment than otherwise is expected. Businesses also cut back employment plans, resulting in employment growth almost coming to a halt in 2004/05, which contributes to the unemployment rate rising to 6.0%. An easing of labour market pressures leads to lower wage growth in the near to medium term.

Lower consumer confidence, the softer labour market and weaker income growth all influence household spending behaviour. Private consumption is lower than in the central track until the end of 2005. In the shorter term, households are more cautious and display less willingness to take on debt, leading to slower residential investment growth.

Import demand is reduced due to the joint effect of weaker domestic consumption and business investment, particularly in 2004/05 and 2005/06. However, the size and timing of the negative shocks to exports and imports result in the current account deficit widening, peaking at 6.2% of GDP in the second half of 2004, before easing back to 4.3% of GDP at the end of the forecast horizon.

Table 3.3 – Delayed global recovery

(Annual average % change, March years)	2001/02 Actual	2002/03 Forecast	2003/04 Forecast	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast
Private consumption	2.8	3.8	2.4	1.9	2.3	3.3
Residential investment	3.3	24.5	10.6	-7.7	3.3	1.0
Business investment	5.3	5.5	6.0	7.4	6.1	3.8
Gross national expenditure	3.4	4.8	3.7	2.2	2.7	3.3

Exports of goods and services	2.0	9.0	2.8	4.6	5.2	4.6
Imports of goods and services	2.1	10.4	8.4	3.2	2.8	4.5

GDP (production measure)	3.5	4.4	1.9	2.5	3.5	3.2

Unemployment rate(1)	5.3	5.1	5.7	6.0	5.5	5.0
90-day bank bill rate(2)	5.0	5.8	5.0	5.3	6.0	6.2
TWI(2)	51.6	60.6	59.5	56.4	54.3	54.3
CPI(3)	2.6	2.6	1.5	1.6	1.7	1.9
Current account balance (% GDP)	-2.1	-4.0	-5.4	-5.6	-4.7	-4.3
Nominal GDP (expenditure measure)	7.4	3.6	3.9	3.5	5.5	5.2

Sources:                   Statistics New Zealand, RBNZ, The Treasury

NOTES:	(1)	Percentage of labour force, March quarter, seasonally adjusted.
	(2)	Average for March quarter.
	(3)	Annual percentage change, March quarter.

The weaker New Zealand economy flows through to lower inflationary pressures with annual CPI inflation being in the 1.5% to 1.7% range over the next three March years. With greater room for cuts to the OCR than under the central forecast, interest rates fall with 90-day bank bills falling to 4.5% in the second half of 2004. This is around one percentage point lower than under our central forecast. The lagged impact of lower interest rates helps drive the rebound in residential investment in 2005/06 that occurs relative to the central forecast.

An eventual recovery in the world economy coupled with more stimulatory monetary conditions helps support a rebound in GDP growth in 2005/06. As exports and domestic demand recover, businesses begin investing and hiring again, leading to higher consumption growth. The RBNZ gradually raises the OCR to offset any emerging inflationary pressures.

The effect of lower output growth and lower inflation is lower nominal GDP throughout the forecast period, although growth is higher in the last two years of the forecast period. While real economic activity rebounds to its central forecast level by the end of the forecast period, the price level shock is permanent, leading to a lower level of nominal

GDP throughout the forecast period. The greatest difference in nominal GDP compared with the central forecast occurs in the year to March 2005, when nominal GDP is about $2.6 billion smaller. However, even at the end of the forecast horizon nominal GDP is still $1.8 billion lower than the central forecast.

More resilient domestic demand

In this scenario, real GDP growth displays a more muted cycle with GDP growth holding up better in 2003/04 relative to the central forecast, resulting in less of a rebound in 2004/05. Such a scenario could occur if domestic demand growth slows less during 2003/04 than assumed in the central forecast.

Relative to the central forecast, private consumption growth is higher in 2003/04. This increase might reflect a greater willingness on the part of households to take on debt or to smooth their consumption. An earlier unwinding of the uncertainties surrounding the global outlook compared with the central forecast works in the same direction, as well as driving an earlier pick-up in business investment (growth of 10% in 2003/04 compared with the central forecast of 6%) and employment growth.

Table 3.4 – More resilient domestic demand

(Annual average % change, March years)	2001/02 Actual	2002/03 Forecast	2003/04 Forecast	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast
Private consumption	2.8	3.8	3.0	2.6	2.6	2.8
Residential investment	3.3	24.5	10.7	-7.5	-2.3	1.8
Business investment	5.3	5.5	10.3	9.7	0.9	1.0
Gross national expenditure	3.4	4.9	4.6	2.9	1.9	2.6

Exports of goods and services	2.0	9.0	3.5	6.1	5.8	3.5
Imports of goods and services	2.1	10.4	9.6	5.3	2.4	3.2

GDP (production measure)	3.5	4.4	2.6	3.0	3.1	2.7

Unemployment rate (1)	5.3	5.1	5.3	5.0	4.8	4.9
90-day bank bill rate(2)	5.0	5.8	5.5	6.3	6.2	6.1
TWI(2)	51.6	60.6	59.8	56.8	55.0	55.2
CPI(3)	2.6	2.6	1.7	2.3	2.4	2.2
Current account balance (% GDP)	-2.1	-4.0	-5.2	-5.0	-4.3	-4.0
Nominal GDP (expenditure measure)	7.4	3.6	5.0	5.1	5.3	4.8

Sources:                   Statistics New Zealand, RBNZ, The Treasury

NOTES:	(1)	Percentage of labour force, March quarter, seasonally adjusted.
	(2)	Average for March quarter.
	(3)	Annual percentage change, March quarter.

Higher consumption and investment growth flows through to higher demand for imports, resulting in import growth being higher than in the central forecast for 2003/04 and 2004/05. The higher import growth results in a deterioration of the current account balance, with the current account deficit progressively increasing to 5.6% of GDP in the second half of 2004. Relative to the central forecast the exchange rate depreciates, reflecting the deterioration in the current account balance.

With the economy operating closer to capacity, monetary policy is likely to be tighter relative to the central forecast. The RBNZ is assumed to leave the OCR unchanged until the second half of 2004 before undertaking a modest tightening. This results in the 90-day bank bill rate peaking at 6.3% in 2005. Relative to the central forecast both consumption and investment growth are slower in the last two years of the forecast horizon due to the effect of a lower exchange rate and higher interest rates, with the lower exchange rate also reducing import growth.

Under this scenario, the nominal economy gets progressively larger than under the central forecast, with nominal GDP being $0.7 billion higher in 2003/04, rising to $1.3 billion higher in 2006/07.

Fiscal Scenarios

The fiscal position is strongly influenced by the economy. The major economic determinants, and how they impact on the fiscal position, are listed below. While each effect is expressed in terms of an increase, the opposite impact applies for a decrease.

•                  Nominal GDP – stronger GDP levels are reflected in a higher tax take, which increases the operating balance and lowers the Government’s debt.

•                  Interest rates – higher interest rates lead to increased debt financing costs. While interest-based revenue increases too, the negative effect of higher finance costs on the operating balance dominates, meaning debt increases.

•                  The level of unemployment – higher levels of unemployment translate to increased spending, because the numbers of unemployment beneficiaries rise. This decreases the operating balance and raises debt levels.

•                  CPI inflation – as most benefits are indexed to CPI movements, higher inflation results in increased benefit costs. This reduces the operating balance and increases debt.

Table 3.4 shows the effects of the two scenarios on the operating balance and gross debt.

Under the stronger “More resilient domestic demand” scenario, the operating balance is higher than that of the central forecast in all forecast years. However, its profile is similar. In general, more tax revenue arises from stronger GDP, while higher interest rates negate some of these gains via increased finance costs. Higher inflation also leads to increased benefit expenses, although this is offset to some extent by a lower unemployment rate.

Table 3.5 – Alternative scenarios: OBERAC and gross debt

June years	2001/02 Actual	2002/03 Forecast	2003/04 Forecast	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast
OBERAC ($ billion)
Central forecast	2.7	4.0	3.8	4.5	5.3	6.2
Delayed global recovery	2.7	4.0	3.4	3.6	4.6	5.7
More resilient domestic demand	2.7	4.1	4.1	4.8	5.7	6.7

Gross sovereign-issued debt ($ b)
Central forecast	36.2	35.0	34.5	35.1	35.5	35.6
Delayed global recovery	36.2	35.0	34.9	36.3	37.4	37.9
More resilient domestic demand	36.2	35.0	34.1	34.4	34.4	34.0

OBERAC (% GDP)
Central forecast	2.2%	3.1%	2.8%	3.2%	3.6%	4.0%
Delayed global recovery	2.2%	3.1%	2.5%	2.6%	3.2%	3.7%
More resilient domestic demand	2.2%	3.2%	3.0%	3.4%	3.8%	4.3%

Gross sovereign-issued debt (% GDP)
Central forecast	29.3%	27.3%	25.7%	24.9%	24.0%	23.0%
Delayed global recovery	29.3%	27.3%	26.3%	26.3%	25.7%	24.7%
More resilient domestic demand	29.3%	27.2%	25.3%	24.2%	23.1%	21.7%

Sources:                      Statistics New Zealand, The Treasury

The biggest change from the central forecast occurs in 2003/04, when the boost to real GDP growth is greatest. After this, the growth of the operating balance is not much greater than that of the central forecast, due to similar GDP growth. By the end of the forecast period in 2006/07, the operating balance is 4.2% of GDP, compared with 4.0% of GDP in the central forecast.

For the weaker “Delayed global recovery” scenario, there is a bigger difference from the central forecast in the operating balance’s growth path. Overall, it is lower in all years because weaker GDP growth leads to less tax revenue. Lower interest rates mitigate the tax effects somewhat because they reduce debt financing costs, and reduced CPI inflation also helps pull down benefit costs. Higher unemployment rates weaken the latter effect. Delayed recovery means GDP growth is substantially weaker than in the central forecast in 2003/04 and 2004/05, so that the impact on the operating balance is similar in these years. After this, GDP growth picks up and the gap with the central forecast reduces, so that the operating balance is only 0.2% less at 3.8% of GDP by 2006/07.

The operating balance changes in the scenarios flow through to gross sovereign-issued debt, where they impact in the opposite way. The higher operating balance levels in the stronger scenario lead to lower debt levels in each year. On the other hand, debt is higher in every forecast year under the weaker scenario, as operating balances are lower. By the end of the forecast period, gross sovereign-issued debt in the “More resilient domestic demand” scenario is 1.3% lower than the 23% of GDP in the central forecast. By contrast, the “Delayed global recovery” scenario has gross debt 1.7% higher.

Fiscal Sensitivities

The scenario above indicates the sensitivity of fiscal aggregates to changes in economic conditions. Table 3.5 provides some “rules of thumb” on the sensitivities of the fiscal position to changes in specific variables.

Table 3.6 – Fiscal sensitivity analysis

($ million)	2003/04 Forecast	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast
1% Lower Nominal GDP Growth per Annum
Tax revenue	(750)	(1,160)	(1,610)	(2,100)
Expenses (mainly debt servicing)	50	110	210	330
Impact on the Operating Balance	(800)	(1,270)	(1,820)	(2,430)

Revenue Impact of a 1% Decrease in the Growth rates of:
Wages and salaries	(170)	(350)	(545)	(760)
Taxable business profits	(80)	(190)	(305)	(430)

One Percentage Point Lower Interest Rates
Interest income	(16)	(23)	(29)	(34)
Expenses	128	171	204	229
Impact on the Operating Balance	112	148	175	195

One Percentage Point Lower Real Interest Rates
ACC liability (SOE and Crown entity surpluses)	(500)
GSF liability (expenses)	(1,700)
Impact on the Operating Balance	(2,200)

The forecasts of capital contributions to the NZS Fund for 2003/04 to 2006/07 exhibit sensitivities to the various assumptions outlined at the start of Chapter 2 as follows:(4)

Table 3.7 – New Zealand Superannuation Fund contributions sensitivity analysis

Variable	Marginal change	Effect on net return after tax	Effect on capital contribution ($ billion)
	(%age points)	(%age points)	2003/04	2004/05	2005/06	2006/07
Nominal bond rate	+1%	+0.80%	-0.165	-0.179	-0.194	-0.210
Equity premium	+1%	+0.56%	-0.116	-0.126	-0.137	-0.148
Portfolio composition (equities)	+5%	+0.16%	-0.034	-0.037	-0.040	-0.043
Management fees	+0.1%	-0.08%	+0.017	+0.018	+0.020	+0.022
Tax	+5%	-0.44%	+0.093	+0.101	+0.109	+0.118

(4)          The effects shown in this table are the marginal effects (that is, all else held equal). This overstates the effects for some variables that are interdependent. For example, a portfolio with a higher weighting in equities would be likely to have a lower average tax rate.

4

Specific Fiscal Risks

Introduction

This chapter describes the specific fiscal risks of the Crown, including contingent liabilities. The risks are disclosed as either quantifiable or unquantifiable, depending on their characteristics. Only contingent liabilities and other specific fiscal risks involving amounts of $10 million or more in any one year are separately disclosed. Contingent liabilities below $10 million are included in the “other quantifiable contingent liabilities” total. Comparatives have been adjusted where appropriate to align with the disclosure of new “material” contingent liabilities. The total amount of contingent liabilities remains unchanged.

Specific Fiscal Risks

Specific fiscal risks (excluding contingent liabilities) are a category of Government decisions or circumstances that may have a material impact on the fiscal position. The risks have not been included in the main forecasts because their fiscal impact cannot be reasonably quantified, the likelihood of realisation is uncertain and/or the timing is uncertain. The risks disclosed may not eventuate into Government policy and the final cost or saving may differ from the amount disclosed if the policy is developed.

To ensure a practicable and consistent disclosure approach, risks have been reported that have an expected cost or saving of over $10 million in any one forecast year and either:

•                  reflect Government decisions or legislative commitments with uncertain fiscal consequences or timing, or

•                  are generally being actively considered by the Minister of Finance and responsible Ministers, or

•                  are decisions that have been deferred until a later date.

The risks outlined in this chapter would, if they eventuate, be considered for funding from the Government’s forecast new operating and capital spending amounts. If the total of all risks considered exceeds the forecast new operating spending amounts in the forecasts, this would impact on the operating balance.

The forecasts incorporate operating and capital forecast spending amounts to accommodate policy initiatives on which decisions have yet to be made. Some risks outlined in this chapter, if they eventuate, would be covered by these amounts and therefore have no impact on the forecasts. These risks have been disclosed to provide an indication of the pressure the risks place upon the forecast spending amounts.

There are a number of other “pressures” on the fiscal position that have not been included as risks. These “pressures” comprise proposals largely generated within individual departments and not yet considered by the Minister of Finance and responsible Ministers. Such items are also expected to be managed within the forecast spending amounts noted above.

Specific fiscal risks do not include:

•                  normal forecasting risks, such as uncertainty around welfare benefits, SOE/Crown entity surpluses, the impact of regular revaluations of physical assets, finance costs, or fluctuations in external markets

•                  possible changes to the interpretation of accounting policies, such as the changes to revenue recognition rules and recognition of liabilities

•                  discussion documents containing proposals that the Minister of Finance and responsible Ministers will not actively consider until the consultation process has been completed.

The Fiscal Responsibility Act 1994 requires that all specific fiscal risks be disclosed, except where it is determined by the Minister of Finance that disclosing a risk is likely to:

•                  prejudice the substantial economic interests of New Zealand, or

•                  prejudice the security or defence of New Zealand or international relations of the Government, or

•                  compromise the Crown in a material way in negotiation, litigation or commercial activity, or

•                  result in a material loss of value to the Crown.

In addition, the Minister of Finance has to determine that there is no reasonable or prudent way the Government can avoid this prejudice, compromise or material loss by making a decision on the fiscal risk before the finalisation of the forecasts, or by disclosing the fiscal risk without reference to its fiscal implications.

Time-Limited Funding

Time-limited funding does not meet the definition of a “risk” under the Fiscal Responsibility Act, but is further information that is prepared to increase transparency about initiatives with funding profiles that cease or decrease during the forecast period.

The following table outlines those areas where initiatives have time-limited funding that decreases or ceases at some point, using a $5 million materiality threshold. They are often related to pilot programmes that may or may not be extended. If operating funding were to be appropriated to maintain funding levels for these five initiatives (ie, extend the initiative beyond its current scheduled completion date), the total impact would be up to $20 million in 2003/04, $40 million in 2004/05 and $46 million from 2005/06, which would impact on the operating balance.

Vote	Description of initiative	Operating impact ($ million)
Education	Microsoft Software Licensing	2 in 2003/04, 5 from 2004/05
Education	Tertiary Education Commission	9 from 2004/05
Education	Tertiary Education Strategic Change Fund	18 from 2003/04
Internal Affairs	Weathertight Homes Resolution Service	5 in 2004/05, 8 from 2005/06
Māori Affairs	Direct Resourcing of Local-Level Solutions	3 in 2004/05, 6 from 2005/06

Statement of Specific Fiscal Risks

The fiscal risks included in the following tables were finalised as at 1 May 2003.

Quantified Risks(5)

The risks outlined in these tables would, if they eventuate, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Risks as at 1 May 2003	Operating balance	Gross debt	Net worth	($ million)
New risks
Customs – Container security	Decrease	Increase	Decrease	-20 operating from 2004/05
Government response to Growth and Innovation Framework Sector Taskforces	Decrease	Increase	Decrease	-110 operating over 4 years
Revenue – Tax simplification for Small and medium enterprises	Decrease	Increase	Decrease	-20 operating from 2004/05
Tourism – Marketing opportunities with Team New Zealand	Decrease	Increase	Decrease	-34 operating over 4 years

Changed Risks

ACC – Medical Misadventure review	Decrease	Increase	Decrease	-25 operating from 2003/04
Corrections – Capital projects	Decrease	Increase	Decrease	-398 capital over 4 years -110 operating over 4 years
Education – ECE Strategic Plan	Decrease	Increase	Decrease	-120 operating over 4 years
Education – School property	Decrease	Increase	Decrease	-75 capital in 2003/04; -115 in 2004/05 and outyears -1 operating in 2003/04; -8 in 2004/05; -21 in 2005/06; and -30 in 2006/07
Education – United Nations Convention on the Rights of the Child	Decrease	Increase	Decrease	-14 operating from 2003/04
Health – District health board deficits	Decrease	Increase	Decrease	-120 operating in 2003/04 and -46 in 2004/05

Unchanged risks

Agriculture and Forestry – painted apple moth	Decrease	Increase	Decrease	-24 operating in 2003/04; -16 in 2004/05; -3 in 2005/06; and -1 in 2006/07
Defence – Capital injections	Decrease	Increase	Decrease	-713 capital over 4 to 9 years
Health – Mental Health Blueprint	Decrease	Increase	Decrease	-25 operating in 2004/05; -50 in 2005/06; and -75 in 2006/07
Revenue – Risk Free Return Method	Increase	Decrease	Increase	20 operating from 2004/05

(5)          In the summary tables listing specific risks:

•                  negative numbers indicate a deterioration in the Crown’s financial position

•                  “N/A” means no effect

•                  “Unclear” means insufficient information is available to determine the risk’s effect.

In this chapter, “Gross Debt” refers to gross sovereign-issued debt.

Unquantified Risks

The risks outlined in this table would, if they eventuate, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Risks as at 1 May 2003	Operating balance	Gross debt	Net worth
New risks
Child, Youth and Family – Baseline review	Decrease	Increase	Decrease
Education – Collective employment agreements	Decrease	Increase	Decrease
Gas Supply	Decrease	Increase	Decrease
Foreign Affairs and Trade – Ministry of Foreign Affairs and Trade capability	Decrease	Increase	Decrease
Foreign Affairs and Trade – Official Development Assistance	Decrease	Increase	Decrease
Health – Payments for family members as caregivers	Decrease	Increase	Decrease
Health – Wage bargaining	Decrease	Increase	Decrease
Housing – Housing Strategy	Decrease	Increase	Decrease
Immigration – Immigration Policy	Unclear	Unclear	Unclear
Police – Wage bargaining	Decrease	Increase	Decrease
Revenue – Fringe benefit tax review	Unclear	Unclear	Unclear
Revenue – Taxation of foreign direct investment	Decrease	Increase	Decrease
Changed risks
Air New Zealand	Unclear	Unclear	Unclear
Corrections – Output price review	Decrease	Increase	Decrease
Education – Wananga capital injection	N/A	Increase	N/A
Revenue – Taxation of savings and investment vehicles, including superannuation funds	Unclear	Unclear	Unclear
Social Development – Benefit payment systems	Decrease	Increase	Decrease
Social Development – Response to Joychild Report	Decrease	Increase	Decrease
Unchanged risks
Climate Change and Energy Efficiency – Climate change	Unclear	Unclear	Unclear
Conservation – Recognition of fencing on the Conservation Estate	Decrease	Increase	Decrease
Defence – Sale of Skyhawks and Aermacchi trainers	Increase	Decrease	Increase
Education – Capital injections for tertiary education institutions	Decrease	Increase	Decrease
Education – Improved Internet access – Project Probe	Decrease	Increase	Decrease

Education – Partnerships for Excellence	Decrease	Increase	Decrease
Housing – State housing project at Hobsonville	Decrease	Increase	Decrease
Police – Capital projects	Decrease	Increase	Decrease
Revenue – Exemption for overseas earnings	Unclear	Unclear	Unclear
Revenue – Gaming Review	Unclear	Unclear	Unclear

Risks Removed Since the 2002 December Update

Risks	Comment
Agriculture and Forestry – Sustainable Farming Fund	In baselines
Courts – Supreme Court	In baselines
Education – Tertiary education funding	Not under active consideration
Energy Efficiency and Conservation – National Energy Efficiency and Conservation Strategy	In baselines
Environment – Climate change institutional arrangements	In baselines
Health – Forecast financial track	In baselines
Health – Remove asset testing from long-stay care	In baselines
Internal Affairs – Weathertight Homes Resolution Service	In baselines
Revenue – GST and imported services and financial services review	In baselines
Revenue – Trans-Tasman triangular tax relief	In baselines
Transport – Lease of rail assets	In baselines

Quantified Fiscal Risks

New risks

Customs – Container security (new risk)

The Government has approved operating and capital funding in 2003/04 to provide real- time risk assurance and, where necessary, X-ray screening of export containers. The Government has yet to determine the appropriate arrangements for meeting operating costs in 2004/05 and outyears. The ongoing operating cost is expected to be up to $20 million in 2004/05 and outyears, which would decrease the operating balance.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         New Zealand Customs Service

Government response to Growth and Innovation Framework Sector Taskforces (new risk)

The Government has established four Sector Taskforces to look into issues affecting growth in the following sectors: Information and Communications Technology; Biotechnology; Screen Production; and Design. The Taskforces are at various stages of finalising their reports and are expected to make recommendations to the Government by the end of May 2003.

The Government will not be in a position to consider these recommendations until mid-2003, but the estimated cost of responding to the recommendations is around $110 million over four years, which would decrease the operating balance. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Revenue – Tax simplification for small and medium enterprises (new risk)

The Government intends releasing a discussion document in mid- to late 2003 containing proposals to reduce tax compliance costs for small to medium enterprises. Depending upon the composition of the package of measures decided after consultation on the discussion document, the proposals may have a fiscal cost of between $20 million and $40 million per year, commencing at the earliest from 2004/05.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         Inland Revenue

Tourism – Marketing opportunities with Team New Zealand (new risk)

The Government announced that it has initially committed $5.625 million to Team New Zealand to retain team members for the 2007 America’s Cup in Europe.

The Government will commit up to a maximum of $34 million in total as a marketing partner for the challenge. The final level of the Government’s contribution will depend on an assessment of the potential economic benefits that can be leveraged off the next regatta in Europe and Team New Zealand’s ability to raise substantial funding from the private sector.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Changed risks

ACC – Medical Misadventure review (changed risk)

The Medical Misadventure Account is currently funded partly from the Earners’ Account and partly by the Crown through the Non-Earners’ Account. A review of the Medical Misadventure Account is underway, considering all aspects of the Account. Potential costs resulting from the Review range from zero to $47 million, some of which will be covered by ACC Earners’ Levy payers.

The potential impact on the operating balance ranges from zero to a decrease of $25 million per annum from 2003/04 (unquantified in the December Update). This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         Accident Compensation Corporation

Corrections – Capital projects (changed risk)

The Department of Corrections has estimated that a total of $398 million of capital injections and operating funding of $110 million ($422 million and $79 million respectively in the December Update) will be required over the forecasting period for capital projects to meet future prison muster forecasts.

The actual amounts will depend on the specification and timing of the individual projects and the contracted prices. These estimates include consideration of funding for the:

•                  Spring Hill Corrections Facility

•                  Otago Men’s Corrections Facility

•                  Mt Eden Prison

•                  Auckland Women’s Corrections Facility.

Capital injections would increase gross debt while operating funding would decrease the operating balance. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

The Minister of Finance has yet to fully consider the quantum of these risks.

Source:                          Department of Corrections

Education – ECE Strategic Plan (changed risk)

The Early Childhood Education (ECE) Strategic Plan, which sets out a 10-year action plan for the sector, was released in September 2002. This Plan signals major changes to the funding, regulation and ownership of ECE services. The Government is considering a number of issues related to implementation details, flow-on effects of kindergarten teachers’ pay parity, and the balance of Government funding/parent fees.

These decisions may require operating funding that is estimated up to $120 million by 2006/07 ($50 million in the December Update) and would decrease the operating balance. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         Ministry of Education

Education – School property (changed risk)

The Government has provided $38 million in 2003/04 for school accommodation in the 2003 Budget. Additional capital injections for school accommodation are likely to be required in future years to meet roll growth. Capital injections are estimated to be up to $75 million in 2003/04 and $115 million in 2004/05 and each subsequent outyear ($194 million and $185 million respectively in the December Update).

In addition to capital injections, consequential operating costs are likely to be incurred. These are estimated at $1 million in 2003/04, $8 million in 2004/05, $21 million in 2005/06 and $30 million in 2006/07 ($8 million, $31 million, $40 million and $44 million respectively in the December Update).

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                     Ministry of Education

Education – United Nations Convention on the Rights of the Child (changed risk)

The United Nations Convention on the Rights of the Child obliges New Zealand to confer the rights of the Convention on all children. New Zealand has reserved its right to distinguish between persons according to the nature of their authority to be in New Zealand. However, the Government has indicated that it will undertake work to see if this reservation can be removed. This would involve making some changes to eligibility for some health and education services, which may decrease the operating balance by approximately $14 million per year ($9 million in 2003/04 and $14 million in 2004/05 and outyears in the December Update).

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         Ministry of Education

Health – District health board deficits (changed risk)

The Government announced a transition path to Population Based Funding for district health boards (DHBs) on 21 November 2002. This changed funding path will result in substantially reduced DHB forecast deficits. Initial draft District Annual Plans for 2003/04 to 2005/06 indicate deficits of approximately $120 million in 2003/04 and $46 million in 2004/05 ($90 million and $110 million respectively in the December Update). The Government has not accepted the size of these forecast deficits and is actively discussing actions and cost-containment measures with these DHBs to manage back the deficits at the same time as maintaining service levels.

The impact on the operating balance, if any, is unclear. Any deficits above that provided for within the health funding allocation will decrease the operating balance and increase gross debt. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         Ministry of Health

Unchanged risks

Agriculture and Forestry – Painted apple moth (unchanged risk)

The Government has approved funding for 2002/03 to pursue eradication of painted apple moth by aerial spraying up to 12,000 hectares. The Ministry of Agriculture and Forestry has developed programme milestones to enable it to monitor progress towards eradication including scope and likelihood of success. It will report back in May 2003 on the outcome of this programme with a recommendation on whether to continue with the programme. If the Government decides to continue to pursue eradication then additional outyear funding will be necessary.

The operating funding required is estimated at $24 million in 2003/04, $16 million in 2004/05, $3 million in 2005/06 and $1 million in 2006/07, which would decrease the operating balance. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         Ministry of Agriculture and Forestry

Defence – Capital injections (unchanged risk)

Implementing the Government’s decisions on the future force structure of the New Zealand Defence Force (NZDF) will involve a series of capital acquisitions across all three armed services to achieve the required capability upgrades. The Government has agreed to a capital injection of up to $1 billion over 2001/02 to 2010/11, of which $287 million has been agreed, with the bulk likely to be required within the next four years to enable these acquisitions to occur. The actual expenditure profile will depend on the specification and timing of the individual projects, the contracted prices, and the prevailing exchange rate at the time of purchase.

The Minister of Finance is engaged in a process to consider the individual projects of this risk as they occur. Any capital injections would increase gross debt. This risk would, if it eventuates, be considered for funding from the Government’s forecast new capital spending amount.

Source:                         New Zealand Defence Force

Health – Mental Health Blueprint (unchanged risk)

The Mental Health Blueprint recommends an increasing funding profile for mental health services. This growth in funding has been included in forecasts to 2003/04, which was the furthest it could be extended to at the time the decision was taken. The Government is expected to consider further increases outside the Health Funding Path of $25 million in 2004/05, $50 million in 2005/06 and $75 million in 2006/07, which would decrease the operating balance.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Source:                            Ministry of Health

Revenue – Risk Free Return Method (unchanged risk)

The Government is considering the application of the Risk Free Return Method of taxation to equity investments on capital account or outside a business context. A number of details of the proposal need to be further developed and, if a decision to proceed is taken, the proposal will be subject to full consultation, so it is not expected to be implemented before the 2004/05 tax year.

Although the impact on the operating balance is unclear at this stage, it is expected that this would increase the operating balance by between $20 million and $40 million per year. This risk would, if it eventuates, be considered against the Government’s forecast new operating spending amount.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source:                         Inland Revenue

Unquantified Fiscal Risks

New risks

Child, Youth and Family – Baseline review (new risk)

In December 2002 the Government directed officials to carry out a first-principles baseline review of Vote Child, Youth and Family Services and report back by the end of August 2003.

The risk is unquantified as the amount or timing of any change in departmental funding is unclear, but any increase in funding to meet additional operating costs would decrease the operating balance and any new capital contributions would increase gross debt.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Education – Collective employment agreements (new risk)

The primary, secondary and area school principals’ collective agreements expired on 30 April 2003. The Crown will need to meet any fiscal impact in 2003/04 and beyond due to the renegotiation of these agreements. Any increase in funding required will decrease the operating balance.

This risk is unquantified, as disclosure could compromise the Crown in negotiations. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Gas Supply (new risk)

The Government is considering options to improve certainty of gas supply, including for electricity generation. This involves direct negotiations with industry parties.

This risk is unquantified as disclosure could compromise the Crown in negotiations and commercial activities. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Foreign Affairs and Trade – Ministry of Foreign Affairs and Trade capability (new risk)

The Ministry of Foreign Affairs and Trade identified funding pressures during the 2003 Budget process. The Government has deferred a decision on whether additional resources are required until after a review of the Ministry’s capability needs is completed in June 2003.

The risk is unquantified as the amount or timing of any change in departmental funding is unclear, but any increase in funding to meet additional operating costs would decrease the operating balance and any new capital contributions would increase gross debt.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Foreign Affairs and Trade – Official Development Assistance (new risk)

The Government is considering increasing the aid budget as and when resources allow, in line with United Nations commitments. This will involve looking at a range of options for increasing and allocating any additional funding, which would decrease the operating balance.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Health – Payments for family members as caregivers (new risk)

The Human Rights Review Tribunal has determined that the practice of not paying family members providing custodial care to their own family was not based on written policy. Several government agencies (Ministry of Social Development, Ministry of Health, ACC, Child, Youth and Family Service) are now involved in developing Terms of Reference for a review to consider possible policy responses to this decision. The risk is unquantified as policy options have yet to be developed and the amount and timing of any change in funding have yet to be determined. Any increase in funding to providers would decrease the operating balance.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Health – Wage bargaining (new risk)

The New Zealand Nurses’ Organisation has indicated it will be seeking substantial pay increases in upcoming wage negotiations. The Minister of Health has indicated to DHBs that the outcome of these negotiations must be met within their three-year Health Funding Paths. If this were not the case it would decrease the operating balance or increase gross debt (via DHB deficits).

This risk is unquantified, as disclosure could compromise the Crown in negotiations. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Housing – Housing Strategy (new risk)

In December 2002 the Government agreed that HNZC would develop a Housing Strategy involving consultation with all key stakeholders in the housing and wider social sectors.

The risk is unquantified as the amount or timing of any change in departmental funding is unclear, but any increase in funding to meet additional operating costs would decrease the operating balance and any new capital contributions would increase gross debt.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Immigration - Immigration Policy (new risk)

The Government has made some high-level decisions about business immigration policies and is presently considering a number of implementation issues. The impacts on the operating balance and debt are unclear as they depend on the options chosen.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Police – Wage bargaining (new risk)

The current Police pay award expires on 30 June 2003. The outcome of negotiations for the 2003 wage round and impact on baselines are unknown at this stage but are likely to reduce the operating balance.

This risk is unquantified, as disclosure could compromise the Crown in negotiations. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Revenue – Fringe benefit tax review (new risk)

The Government has decided to review the fringe benefit tax regime. The review will focus on reducing the difficulty and cost to employers of complying with fringe benefit tax, while ensuring the revenue base is maintained. Any legislative changes resulting from the review will be introduced in 2004.

Any impact on the operating balance from any legislative amendments is unclear at this stage. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Revenue – taxation of foreign direct investment (new risk)

The Government is considering its response to the recommendations regarding the taxation of foreign direct investment of the Tax Review 2001, including its recommendation that headline company tax rates for foreign investors be reduced to 18%.

Details of any response need to be further developed and would not be expected to apply before 2004/05. However, the overall impact of any measures if adopted would be to reduce the operating balance. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Changed risks

Air New Zealand (changed risk)

Air New Zealand and Qantas have announced they wish to form a strategic alliance, with Qantas acquiring a minority equity interest in Air New Zealand. Competition authorities (the Commerce Commission in New Zealand and the Australian Competition and Consumer Commission) are currently considering the proposal. The draft determinations issued by these bodies in April 2003 indicated that on the basis of information currently available, the authorities could not be satisfied that the public benefits from the proposed alliance would outweigh the detriment. Further analysis and consideration will now be undertaken before final determinations are issued.

Should the proposal proceed, there may be an impact on the Government’s share of Air New Zealand’s future earnings, which would impact on the operating balance. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Corrections – Output price review (changed risk)

The Ministers of Finance and Corrections have agreed to undertake an output price review to determine the appropriate output prices required to sustain the medium-to-long term ability of the Department of Corrections to deliver the quality and quantity of outputs required by the Government.

Funding of $15 million per annum was agreed in the 2003 Budget to fund immediate cost and volume pressures and to enhance the capability of the Community Probation Service. Residual funding pressures will be addressed in the 2004 Budget.

The risk is unquantified as the amount or timing of any change in departmental funding is unclear, but any increase in funding to meet additional operating costs would decrease the operating balance and any new capital contributions would increase gross debt.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Education – Wananga capital injection (changed risk)

Ministers are currently negotiating with one wananga (Māori tertiary institution) (two wananga in December Update) over settlement of its Waitangi Tribunal claim. The Waitangi Tribunal has recommended that the wananga be compensated for capital expenditure that has been incurred on facilities to date, and be provided with funding to bring its facilities up to a standard comparable with other tertiary institutions and to meet additional capital requirements. Any capital injection will increase gross debt.

The fiscal risk is unquantified as disclosure could compromise the Crown in negotiations. This risk would, if it eventuates, be considered for funding from the Government’s forecast new capital spending amount.

Revenue – Taxation of savings and investment vehicles, including superannuation funds (changed risk)

The Government has agreed to measures to improve the tax environment for savings through changes to employer contribution schemes by matching the withholding tax paid by employers to the statutory marginal rate paid by workers below $38,000 in income. It is now considering the broader issue of whether the tax system creates impediments to adequate saving and whether current taxation of retirement saving is equitable.

The impact of any proposal on the operating balance would vary widely by the options chosen and the method of implementation. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Social Development – Benefit payment systems (changed risk)

The Ministry of Social Development is considering the future development and/or replacement of its income benefit payment systems (SWIFTT and TRACE). Decisions will be made when an IT strategy has been developed taking into account the Ministry’s Statement of Intent and the results of the work on the reform of the social assistance system. This planning sequence is the reason for the change from the risk reported in the December Update (cost of $33 million to $91 million assumed in 2003/04).

Capital injections for development costs will have an impact on debt, and operating funding will affect the operating balance. The quantum of the risk cannot be determined until decisions have been made about which options are to be chosen. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Social Development – Response to Joychild Report (changed risk)

The Government is reviewing cases where a debt was established against a Domestic Purposes Benefit recipient between November 1996 and December 2000, to ensure that appropriate legal tests were used in establishing the debts. The opportunity to lodge an appeal closed on 31 March 2003 and by then 5,657 people had asked that their cases be reviewed.

The potential costs of reviewing the cases, and of rectifying any cases where the review finds that a debt was improperly established, cannot be determined until the review process starts. Any operating funding required would decrease the operating balance.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Unchanged risks

Climate Change and Energy Efficiency – Climate change (unchanged risk)

The Government has ratified the Kyoto Protocol, and has approved a policy package to meet commitments under the Protocol. The package contains the following elements, which will be targeted at different sectors as appropriate and may be funded through cash or emission units:

•                  Existing policies aimed at greenhouse gas reduction, including the waste strategy, renewables programme, and the energy efficiency and conservation strategy.

•                  A carbon charge with negotiated greenhouse agreements for those firms deemed to be “competitiveness at risk”.

•                  Emissions’ reduction projects.

•                  Methane and nitrous oxide mitigation research.

•                  Mechanisms to incentivise establishment and enhancement of carbon sinks.

At this stage, it is unclear what impact the decision to ratify the Protocol will have on the operating balance, either positive or negative, since this is closely related to the detailed design of the policy options.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Conservation – Recognition of fencing on the Conservation Estate (unchanged risk)

The Department of Conservation is undertaking a project to identify all fences on the Conservation Estate. This requires each fence to be inspected and valued and ownership clarified as some fences will be on land with adjoining owners. The recognition of these assets will increase the Crown’s net worth.

At this stage, it is not known what the value will be. Future operating costs will be considered at the end of the project. Any additional operating funding will reduce the operating balance and capital injections would increase gross debt.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating and capital spending amounts.

Defence – Sale of Skyhawks and Aermacchi trainers (unchanged risk)

As a result of the Government’s decisions on the future force structure of the NZDF, the NZDF is in the process of selling the Skyhawks and Aermacchi trainers. These sale proceeds would increase the operating balance and decrease gross debt.

This risk is unquantified as disclosure could compromise the Crown in the sale process. This risk would, if it eventuates, be considered against the Government’s forecast new operating and capital spending amounts.

Education – Capital injections for tertiary education institutions (unchanged risk)

Several tertiary education institutions are facing financial pressure. They may seek assistance from the Government as they develop their plans for the future. The risk is unquantified as the amount or timing of any request for financial assistance is unclear.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new capital spending amount.

Education – Improved Internet access – Project Probe (unchanged risk)

The Government is considering options to improve high-speed Internet access to all schools and their communities. This risk is unquantified as negotiations with providers are still progressing. The costs associated with this proposal would decrease the operating balance.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Education – Partnerships for Excellence (unchanged risk)

The Government has decided to establish an arrangement called “Partnerships for Excellence” whereby the Crown matches private sector investment in the tertiary sector. This risk is unquantified as funds will be considered on an annual basis subject to budgetary pressures. Any capital injections will increase gross debt.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new capital spending amount.

Housing – State housing project at Hobsonville (unchanged risk)

The Government has announced that HNZC will acquire, under the Housing Act 1955, NZDF land at Hobsonville deemed surplus to defence requirements but suitable for state housing purposes. The land is expected to become available over the next three to four years.

Depending on development options taken and timing, the Corporation may require additional capital from the Crown, which would increase gross debt. This risk would, if it eventuates, be considered for funding from the Government’s forecast new capital spending amount.

Police – Capital projects (unchanged risk)

New Zealand Police has identified a number of Police stations that require capital work to bring them up to a modern operating standard.

The timing, scale and funding for new assets are unclear at this stage, but any capital injections would increase gross debt. This risk would, if it eventuates, be considered for funding from the Government’s forecast new capital spending amount.

Revenue – Exemption for overseas earnings (unchanged risk)

The Government is considering options to encourage skilled migrants to come to New Zealand, including the introduction of a time-limited exemption for overseas earnings for new migrants. Details of the proposal need to be further developed and the proposal will be subject to consultation, so it is not expected to be implemented before 2004/05.

The impact, if any, of this proposal on the operating balance is unclear as it depends on the options chosen. This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Revenue – Gaming Review (unchanged risk)

The Gaming Review was completed and the Responsible Gambling Bill is before Parliament. The Government has yet to consider the taxation of gaming. Any impact on the operating balance arising from a response, whether positive or negative, is unclear.

This risk would, if it eventuates, be considered for funding from the Government’s forecast new operating spending amount.

Contingent Liabilities

Contingent liabilities are costs that the Crown will have to face if a particular event occurs. Typically, contingent liabilities consist of guarantees and indemnities, legal disputes and claims, and uncalled capital. The contingent liabilities facing the Crown are a mixture of operating and balance sheet risks, and they can vary greatly in magnitude and likelihood of realisation. In general, if a contingent liability were realised it would reduce the operating balance and net worth, and increase net Crown debt. However, in the case of contingencies for uncalled capital, the negative impact would be restricted to net Crown debt.

Where contingent liabilities have arisen as a consequence of legal action being taken against the Crown, the amount shown is the amount claimed and thus the maximum potential cost. It does not represent either an admission that the claim is valid or an estimation of the possible amount of any award against the Crown.

Contingent liabilities have been stated as at 31 March 2003, being the last set of published contingent liabilities.

Details of each of the following contingent liabilities can be accessed from the Treasury website at http://www.treasury.govt.nz/forecasts/befu2003.

Quantifiable Contingent Liabilities

Guarantees and indemnities	Status(6)	($ million)
Cook Islands – Asian Development Bank loans	Changed	20
Indemnification of receivers and managers – Terralink Limited	Unchanged	10
Indemnification of touring exhibitions	Changed	140
Ministry of Transport – funding guarantee	Unchanged	10
Post Office Bank – guaranteed deposits	Unchanged	14
Guarantees and indemnities of state-owned enterprises and Crown entities	Unchanged	23
Other guarantees and indemnities	Changed	43
		260
Uncalled capital
Asian Development Bank	Changed	1,215
European Bank for Reconstruction and Development	Unchanged	14
International Bank for Reconstruction and Development	Changed	1,484
		2,713
Legal proceedings and disputes
Health – legal claims	Changed	119
Police – legal claims	Changed	32
Tax in dispute	Changed	40
Legal proceedings and disputes of state-owned enterprises and Crown entities	Unchanged	34
Other legal claims	Changed	65
		290
Other quantifiable contingent liabilities
International finance organisations	Changed	1,318
Reserve Bank – demonetised currency	Unchanged	23
Other quantifiable contingent liabilities of state-owned enterprises and Crown entities	Changed	144
Other quantifiable contingent liabilities	Changed	41
		1,526
Total quantifiable contingent liabilities		4,789

Unquantifiable Contingent Liabilities

Institutional guarantees	Status
Air New Zealand Limited	Unchanged
Asure New Zealand Limited	Unchanged
At Work Insurance Limited	Unchanged
Auckland rail lease	Unchanged
Commerce Commission – indemnity for damages	Unchanged
Crown research institutes	Unchanged
DFC New Zealand Limited (under statutory management)	Unchanged
District Court Judges, Justices of the Peace, Coroners and Disputes Tribunal	Unchanged
District health boards	Unchanged
Earthquake Commission	Unchanged
Electricity Corporation of New Zealand Limited	Unchanged
Fletcher Challenge Limited	Unchanged
Housing New Zealand Corporation	Unchanged
Indemnities against acts of war and terrorism	Unchanged
Maui Partners	Unchanged
Ministry of Agriculture and Forestry – indemnity provided for the eradication of the painted apple moth	New
Ministry of Fisheries – indemnity provided for delivery of registry services	Unchanged
National Provident Fund	Changed
New Zealand Railways Corporation	Unchanged
Persons exercising investigating powers	Unchanged
Pharmaceutical Management Agency Limited – indemnity	Unchanged
Public Trust	Unchanged
Purchasers of Crown operations	Unchanged
Reserve Bank of New Zealand	Unchanged
Tainui lease guarantees	New
Tax liabilities	Unchanged
Works Civil Construction	Unchanged
Works Consultancy Services	Unchanged

(6)          Relative to reporting in the 31 December 2002 Crown financial statements.

Other unquantifiable contingent liabilities
Accident Compensation Corporation	Unchanged
Education – legal claim	Unchanged
Education – fees collected on behalf of members of the Māori University Students Association	Unchanged
Environmental liabilities	Unchanged
New Zealand Post Primary Teachers’ Association	Unchanged
Sale of Crown assets	Unchanged
Treaty of Waitangi claims	Unchanged
Treaty of Waitangi claims – settlement relativity payments	Unchanged

Generally Accepted Accounting

Practice (GAAP) Series Tables

The financial statements presentation has changed

The Public Finance Act 1989 and Fiscal Responsibility Act 1994 require the Government to produce actual and forecast financial statements in accordance with generally accepted accounting practice (GAAP).  This ensures that the financial statements and forecasts of the Crown are prepared on a basis familiar to readers of private sector financial statements – providing a transparent and independently established set of principles on which to measure a government’s financial activity.

From 1 July 2002, the financial statements and forecasts include the full line-by-line consolidation of SOEs and Crown entities (previously the accounts only consolidated the net surplus in the operating balance and net investment/net worth in the balance sheet).  In addition, there are some adjustments that will impact on “core Crown” results (defined below) owing to changes to the treatment of GST on Crown spending and the treatment of the Government Superannuation Fund (GSF).

The following table outlines the presentation and how it has changing.  It defines the key terms that are used within the financial statements and forecasts.

Pre-1 July 2002 presentation of consolidation	New (and now current) presentation of consolidation

The previous presentation showed:

•       Crown expenses and revenues with net SOE and Crown entity results

•       Crown assets, liabilities, net Crown debt, gross Crown debt and net worth.  The Crown balance sheet only included a net investment in SOEs and Crown entities.

The new presentation shows the three institutional forms of:

•       “core Crown” (existing information on revenues and expenses less GST on Crown expenses plus inclusion of full GSF numbers)

•       SOE revenues, expenses, assets and liabilities

•       Crown entity revenues, expenses, assets and liabilities.

The sum of these three segments (less internal transactions) is the “total Crown”.

The core Crown is different from the previous presentation owing to the removal of GST on Crown expenses and the inclusion of the full accounts of the GSF.

While the presentation has changed it is important to note that the net results for the Crown are materially the same (ie, operating balance, net worth and gross sovereign-issued debt), although the composition and total of items such as revenues, expenses, assets and liabilities have changed.

A full explanation of the presentation change, what the impacts are and how to interpret the new information is outlined in a section contained on pages 97 to 105 of the 2002 Budget Economic and Fiscal Update.

Contents and Definitions

Because of the different presentation used in the following financial statements, there are some new terms used to classify components of the statement of financial position and statement of borrowings.  The following outlines a summary to the content and definitions of each section.

Financial performance (operating statement): The statement of financial performance is accompanied by a breakdown of both total Crown and core Crown expenses.  There are no new classifications from those contained in the previous sets of fiscal forecasts.

Cash flow statement:

•       The cash flow has been summarised.

•       There is no substantive change to the reconciliation of cash flows (page 131) to the movement in domestic bonds.  While there are cross-holdings of Government stock held by other entities within the consolidated accounts, these are not eliminated for the purposes of this reconciliation as it provides a reference point for the Government’s domestic debt programme.

Financial position (balance sheet): The statement of financial performance is accompanied by some analysis of key components.  In terms of new definitions:

•       Borrowings are split between sovereign-guaranteed and non-sovereign-guaranteed.  Essentially the debt of SOEs and Crown entities is not guaranteed explicitly by the Crown and so a distinction is made from the debt issued by the sovereign (eg, NZDMO and the Reserve Bank).

•       Another term is gross sovereign-issued debt.  This is debt issued by the sovereign and so is a measure that does not eliminate any cross-holdings of Government stock held by entities such as the NZS Fund, GSF, ACC or EQC.  The Government’s debt objective uses this measure.

•       The ACC outstanding claims liability is shown separately in the balance sheet.

Borrowing statement: The borrowings statement reflects the sovereign-guaranteed and non-sovereign-guaranteed split to borrowings (or debt).  It includes ALL financial assets, including those of the GSF and the NZS Fund.

The measure of net Crown debt cannot be directly derived from the information in the borrowings statement.  This is contained in more specific notes that outline the core Crown, SOE and Crown entity information separately (see pages 116-121).

Segment notes: These notes provide a summary of the operating statement, balance sheet and borrowings statement information by each of the three institutional segments that make up the Crown financial statements.  These segments are the core Crown, SOEs and Crown entities – adding to total Crown after elimination of internal transactions.

Forecast Financial Statements

These forecasts have been prepared in accordance with the Fiscal Responsibility Act 1994.

They are based on the accounting policies and assumptions that follow.  As with all such assumptions, there is a degree of uncertainty surrounding them.  This uncertainty increases as the forecast horizon extends.

The forecasts have been prepared in accordance with the Statement of Responsibility and reflect the judgements and information known at the time they were prepared.  They reflect all Government decisions and circumstances communicated to 30 April 2003.

Finalisation dates and key assumptions that underpin the preparation of the GAAP tables are outlined at the start of the Fiscal Outlook chapter on page 54.

Statement of Accounting Policies and Forecast

Assumptions

General Accounting Policies and Forecast Assumptions

General Accounting Policies

Accounting policy

These Forecast Financial Statements comply with generally accepted accounting practice.  The measurement base applied is historical cost adjusted for revaluations of property, plant and equipment (where appropriate), commercial forests and marketable securities & deposits and equity investments held for trading purposes.

Revaluations are made to reflect the forecastservice potential or economic benefit obtained through control of the assets.  The accrual basis of accounting has been used.

Forecast assumptions

For forecast purposes, no revaluations of property, plant and equipment are projected beyond the current year.

Specific Accounting Policies and Forecast Assumptions

Forecast periods

The reporting periods covered by these Forecast Financial Statements are the years ending 30 June 2003, 30 June 2004, 30 June 2005, 30 June 2006 and 30 June 2007.

Certain state-owned enterprises and Crown entities have different reporting periods from the Crown.

The forecasts for 30 June 2003 have generally been prepared using actual data to 28 February or 31 March 2003 (in some instances).  Transactions for the remainder of the year are forecast in accordance with the Crown’s accounting policies and forecast assumptions.

Changes in Accounting Policies

These financial statements have been prepared on a different basis of consolidation from the official Financial Statements of the Government of New Zealand for the year ended 30 June 2002.  The Government has elected to apply the requirements of FRS 37: Consolidating Investments in Subsidiaries from 1 July 2002.  This is earlier than the application date contained in FRS 37.

In addition, as a result of the change to consolidation policy, the classes of property, plant and equipment have been altered.  Previously all SOEs and Crown entities were considered a class of asset for revaluation purposes.  The physical assets of SOEs and Crown entities are now allocated to the current classes of assets (eg, land & buildings, or plant & equipment).  Three new classes of physical assets have been added to reflect the different nature of physical assets held.  These new classes and their revaluation policies are:

•                  Electricity distribution networks (revalued annually)

•                  Electricity generation assets (not revalued)

•                  Aircraft (excluding Specialist Military Equipment) (revalued annually).

Other than the change to the consolidation policy, there are no substantive alterations to the previous existing accounting and forecast policies as a result of implementing full line-by-line consolidation of SOEs and Crown entities for the period.  All policies have been applied on a consistent basis during the forecast period.

Changes in Forecast Assumptions

Changes to the forecast assumptions used for the forecasts published in the 2002 December Economic and Fiscal Update are outlined on page 135.

Detailed Accounting Policies and Forecast Assumptions

The specific accounting and forecasting policies are reproduced in full on Treasury’s website at www.treasury.govt.nz/forecasts/befu2003.

Reporting Entity as at 30 April 2003

These Forecast Financial Statements are for the Crown reporting entity as specified in Part III of the Public Finance Act 1989.  This comprises Ministers of the Crown and the following entities:

Offices of Parliament	Departments	State-owned enterprises
Office of the Controller and Auditor-General Office of the Ombudsmen Parliamentary Commissioner for the Environment

Agriculture and Forestry

Archives New Zealand

Child, Youth and Family Services

Conservation

Corrections

Courts

Crown Law

Culture and Heritage

Customs

Defence

Economic Development

Education

Education Review Office

Environment

Fisheries

Foreign Affairs and Trade

Government Communications

Security Bureau

Health

Housing

Inland Revenue

Internal Affairs

Justice

Labour

Land Information New Zealand

Māori Development

National Library

New Zealand Defence Force

Office of the Clerk

Pacific Island Affairs

Parliamentary Counsel Office

Parliamentary Service

Police

Prime Minister and Cabinet

Research, Science and Technology

Security Intelligence Service

Serious Fraud Office

Social Development

State Services Commission

Statistics

Transport

Treasury

Women’s Affairs

Youth Affairs

Agriquality New Zealand Limited

Airways Corporation of

New Zealand Limited

Asure New Zealand Limited

Electricity Corporation of

New Zealand Limited

Genesis Power Limited

Landcorp Farming Limited

Meridian Energy Limited

Meteorological Service of

New Zealand Limited

Mighty River Power Limited

New Zealand Post Limited

New Zealand Railways Corporation

Solid Energy New Zealand Limited

Television New Zealand Limited

Terralink New Zealand Limited (in liquidation)

Timberlands West Coast Limited

Transpower New Zealand Limited

Air New Zealand Limited (is included for disclosure purposes as if it were a SOE)

Crown entities

Accident Compensation Corporation

Accounting Standards Review Board

Agriculture and Marketing Research and Development Trust

Alcohol Advisory Council of New Zealand

Animal Control Products Limited

Arts Council of New Zealand Toi Aotearoa

Asia 2000 Foundation of New Zealand

Broadcasting Commission

Broadcasting Standards Authority

Building Industry Authority

Career Services

Casino Control Authority

Civil Aviation Authority of New Zealand

Commerce Commission

Commissioner for Children

Crown research institutes (9)

District health boards (21)

Early Childhood Development Board

Earthquake Commission

Electoral Commission

Energy Efficiency and Conservation Authority

Environmental Risk Management Authority

Fish and game councils (12)

Foundation for Research, Science and Technology

Government Superannuation Fund Authority

Health and Disability Commissioner

Health Research Council of New Zealand

Health Sponsorship Council

Hillary Commission for Sport, Fitness and Leisure

Housing New Zealand Corporation

Human Rights Commission

Industry New Zealand

Land Transport Safety Authority of New Zealand

Law Commission

Learning Media Limited

Legal Services Agency

Management Development Centre Trust

Maritime Safety Authority of New Zealand

Mental Health Commission

Museum of New Zealand Te Papa Tongarewa

New Zealand Antarctic Institute

New Zealand Artificial Limb Board

New Zealand Blood Service

New Zealand Business Development Board

New Zealand Film Commission

New Zealand Fire Service Commission

New Zealand Fish and Game Council

New Zealand Game Bird Habitat Trust Board

New Zealand Government Property Corporation

New Zealand Lotteries Commission

New Zealand Lottery Grants Board

New Zealand Qualifications Authority

New Zealand Sports Drug Agency

New Zealand Symphony Orchestra Limited

New Zealand Teachers Council

New Zealand Tourism Board

New Zealand Trade Development Board

Ngai Tahu Ancillary Claims Trust

Office of Film and Literature Classification

Pacific Business Trust

Pharmaceutical Management Agency

Police Complaints Authority

Privacy Commissioner

Public Trust

Quotable Value New Zealand Limited

Radio New Zealand Limited

Reserve boards (33)

Residual Health Management Unit

Retirement Commissioner

Road Safety Trust

School boards of trustees (2,599)

Securities Commission

Skill New Zealand (Education and Training Support Agency) (disestablished effective 30 Sept 2002)

Standards Council

Takeovers Panel

Te Reo Whakapuaki Irirangi (Te Mangai Paho)

Te Taura Whiri I Te Reo Māori (Māori Language

Commission)

Tertiary Education Commission

Tertiary education institutions (35)

Testing Laboratory Registration Council

The Guardians of New Zealand Superannuation

Transfund New Zealand

Transit New Zealand

Transport Accident Investigation Commission

Trustees of the National Library

Reserve Bank of New Zealand	Government Superannuation Fund

Forecast Statement of Financial Performance

for the years ending 30 June

($ million)	Note	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Revenue

Taxation revenue	1	36,215	37,902	39,390	40,651	42,373	44,313	46,217

Levies, fees, fines and penalties	1	2,526	2,454	2,618	2,826	2,949	3,028	3,104
Total Revenue Levied through the Crown’s Sovereign Power	1	38,741	40,356	42,008	43,477	45,322	47,341	49,321

Sales of goods and services	2	10,526	10,690	11,045	11,809	12,528	13,037	13,438

Investment income	3	949	1,360	1,157	1,831	2,153	2,558	2,968

Other revenue	4	1,009	1,646	1,637	1,681	1,624	1,594	1,643

Total Revenue Earned through the Crown’s Operations		12,484	13,696	13,839	15,321	16,305	17,189	18,049

Total Crown Revenue		51,225	54,052	55,847	58,798	61,627	64,530	67,370

Expenses
By input type

Subsidies and transfer payments	5	14,820	15,452	15,282	15,787	16,355	16,942	17,628

Personnel expenses	6	12,116	12,638	13,245	13,743	13,982	14,137	14,317

Operating expenses	7	19,222	20,675	21,114	22,695	23,373	24,345	24,645

New operating spending up to Budget 2004	8	—	204	—	175	220	220	220

Forecast new operating spending	8	—	—	—	—	550	865	1,745

Finance costs		2,230	2,532	2,355	2,225	2,282	2,336	2,236

Net foreign-exchange (gains)/losses		(145)	—	78	—	—	—	—

Movement in total GSF liability	15	231	(43)	1,212	(87)	(128)	(154)	(178)

Movement in total ACC liability	16	360	306	1,200	499	519	550	576

Total Crown expenses		48,834	51,764	54,486	55,037	57,153	59,241	61,189

Operating Balance		2,391	2,288	1,361	3,761	4,474	5,289	6,181

The revenues and expenses are GST exclusive.

The accompanying Notes and Accounting policies are an integral part of these Statements.

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Total Crown expenses by functional classification
Social security and welfare	15,261	15,821	16,656	16,534	17,107	17,730	18,439
GSF pension expenses	1,409	885	2,190	923	909	907	901
Health	7,556	7,833	8,059	8,522	8,796	9,451	9,548
Education	8,095	8,556	9,132	9,585	9,795	9,936	10,107
Core government services	1,428	1,498	1,509	1,623	1,606	1,645	1,593
Law and order	1,911	1,926	1,932	1,966	1,988	1,985	1,997
Defence	1,125	1,112	1,148	1,151	1,136	1,134	1,135
Transport and communications	3,910	6,051	5,479	5,738	6,029	6,174	6,286
Economic and industrial services	3,115	2,672	2,784	3,240	3,388	3,456	3,538
Primary services	957	1,018	1,067	1,083	1,091	1,122	1,150
Heritage, culture and recreation	1,402	1,006	1,488	1,556	1,550	1,567	1,572
Housing and community development	470	536	541	607	599	608	617
Other	110	114	68	109	107	105	105
Finance costs	2,230	2,532	2,355	2,225	2,282	2,336	2,236
Net foreign-exchange (gains)/losses	(145)	—	78	—	—	—	—
New operating spending up to Budget 2004	—	204	—	175	220	220	220
Forecast new operating spending	—	—	—	—	550	865	1,745
Total Crown Expenses	48,834	51,764	54,486	55,037	57,153	59,241	61,189

Core Crown expenses by functional classification
Social security and welfare	13,485	13,978	13,954	14,446	14,897	15,404	16,006
GSF pension expenses	1,409	885	2,190	923	909	907	901
Health	7,032	7,595	7,586	8,176	8,505	9,173	9,263
Education	6,473	6,817	7,152	7,607	7,774	7,869	7,989
Core government services	1,540	1,596	1,650	1,693	1,676	1,717	1,666
Law and order	1,733	1,728	1,760	1,774	1,797	1,792	1,790
Defence	1,162	1,154	1,190	1,192	1,181	1,181	1,181
Transport and communications	989	1,096	1,404	1,316	1,345	1,375	1,403
Economic and industrial services	1,013	1,128	1,106	1,226	1,206	1,215	1,201
Primary services	304	330	364	367	354	357	353
Heritage, culture and recreation	434	508	530	575	580	586	590
Housing and community development	93	103	109	135	116	112	110
Other	110	114	68	110	107	105	105
Finance costs	2,118	2,318	2,133	2,023	2,075	2,153	2,071
Net foreign-exchange losses/(gains)	75	—	38	—	—	—	—
New operating spending up to Budget 2004	—	204	—	175	220	220	220
Forecast new operating spending	—	—	—	—	550	865	1,745
Total Core Crown Expenses	37,970	39,554	41,234	41,738	43,292	45,031	46,594

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Cash Flows

for the year ending 30 June

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Cash Flows from Operations
Cash was Provided from
Total tax receipts (refer Note 1)	36,480	37,884	39,502	40,609	42,325	44,262	46,151
Total other sovereign receipts (refer Note 1)	2,117	2,449	2,468	2,724	2,812	2,899	2,979
Interest	932	1,436	1,230	919	985	1,088	1,206
Dividends	39	41	41	47	54	62	70
Sales of goods and services	10,406	10,214	10,905	11,326	12,128	12,757	13,133
Other operating receipts	1,433	1,630	1,750	1,816	1,756	1,758	1,813
Total Cash Provided from Operations	51,407	53,654	55,896	57,441	60,060	62,826	65,352

Cash was Disbursed to
Subsidies and transfer payments	14,990	15,472	15,910	16,187	16,770	17,364	18,054
Personnel and operating payments	27,972	29,968	30,772	32,625	33,332	34,711	34,774
Finance costs	2,700	2,517	2,296	2,168	2,198	2,226	2,059
Forecast new operating spending	—	204	—	175	770	1,085	1,965
Total Cash Disbursed to Operations	45,662	48,161	48,978	51,155	53,070	55,386	56,852
Net Cash Flows from Operations	5,745	5,493	6,918	6,286	6,990	7,440	8,500

Cash Flows from Investing Activities
Cash was Provided from
Sale of physical assets	291	127	158	103	134	92	53
Total Cash Provided	291	127	158	103	134	92	53

Cash was Disbursed to
Purchase of physical assets	2,976	3,424	4,188	3,869	3,549	3,296	3,188
Net increase in advances	330	768	983	670	928	1,016	1,125
Net purchase/(sale) of marketable securities, deposits and other equity investments	1,689	1,310	4,135	822	3,685	3,459	3,408
Forecast new capital spending	—	220	—	206	400	375	407
Total Cash Disbursed	4,995	5,722	9,306	5,567	8,562	8,146	8,128

Net Cash Flows from Investing Activities	(4,704)	(5,595)	(9,148)	(5,464)	(8,428)	(8,054)	(8,075)
Net Cash Flows from Operating and Investing Activities	1,041	(102)	(2,230)	822	(1,438)	(614)	425

Cash Flows from Financing Activities
Cash was Provided from
Issue of circulating currency	196	—	228	—	—	—	—
Net issue/(repayment) of Government stock(1)	820	1,025	729	(506)	673	277	(3)
Total Cash Provided	1,016	1,025	957	(506)	673	277	(3)

Cash was Disbursed to
Net repayment/(issue) of foreign-currency borrowing	386	358	(400)	327	119	105	107
Net repayment/(issue) of other
New Zealand-dollar borrowing	1,054	613	(911)	(6)	(1,059)	(722)	(74)
Total Cash Disbursed	1,440	971	(1,311)	321	(940)	(617)	33
Net Cash Flows from Financing Activities	(424)	54	2,268	(827)	1,613	894	(36)

Net Movement in Cash	617	(48)	38	(5)	175	280	389

Opening Cash Balance	2,173	1,136	2,771	2,820	2,811	2,982	3,258
Foreign-exchange gains on opening cash balances	(19)	—	11	(4)	(4)	(4)	(4)
Closing Cash Balance	2,771	1,088	2,820	2,811	2,982	3,258	3,643

The accompanying Notes and Accounting policies are an integral part of these Statements.

(1) Net issues of Government stock include movements within government stock holdings of entities such as NZS Fund, GSF, ACC and EQC. The Bonds Reconciliation at the end of these forecasts outlines NZDMO issues of Government stock.

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Reconciliation Between the Forecast Net Cash Flows from Operations and the Operating Balance

Net Cash Flows from Operations	5,745	5,493	6,918	6,286	6,990	7,440	8,500

Items included in the operating balance but not in net cash flows from operations

Valuation Changes
(Increase)/decrease in pension liabilities	(231)	43	(1,212)	87	128	154	178
(Increase)/decrease in ACC liability	(360)	(306)	(1,200)	(499)	(519)	(550)	(576)
Decrease/(increase) in NPF guarantee	1	—	—	—	—	—	—
Unrealised net foreign exchange losses	(162)	—	—	—	—	—	—
Non-cash movements in investments	(248)	—	(427)	108	108	108	108
Unrealised losses arising from changes in the value of commercial forests	24	—	—	—	—	—	—
Total Valuation Changes	(976)	(263)	(2,839)	(304)	(283)	(288)	(290)

Physical Asset Movements
Depreciation	(2,090)	(2,338)	(2,394)	(2,561)	(2,702)	(2,820)	(2,892)
(Loss)/gain on sale of assets	(28)	—	(34)	—	—	—	—
Total Physical Asset Movements	(2,118)	(2,338)	(2,428)	(2,561)	(2,702)	(2,820)	(2,892)

Other Non-cash Items
Student Loans	(86)	(47)	(136)	(99)	(83)	12	49
Amortisation of goodwill	(23)	(47)	(47)	(47)	(47)	(47)	(47)
Accrued income from NZS Fund	15	90	69	187	347	525	726
Other	—	—	—	—	—	—	—
Total Other Non-cash Items	(94)	(4)	(114)	41	217	490	728

Movements in Working Capital
(Decrease)/increase in taxes receivable	(272)	62	(194)	37	15	21	29
Increase/(decrease) in other receivables	288	12	534	(113)	120	90	63
Increase/(decrease) in inventories	253	3	(29)	35	26	2	(6)
(Increase)/decrease in payables	(435)	(677)	(487)	340	91	354	49
Total Movements in Working Capital	(166)	(600)	(176)	299	252	467	135

Operating Balance	2,391	2,288	1,361	3,761	4,474	5,289	6,181

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Movement in Equity

for the year ending 30 June

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Opening Crown Balance	11,934	14,238	18,726	20,197	23,958	28,432	33,721

Operating balance for the year	2,391	2,288	1,361	3,761	4,474	5,289	6,181
Net revaluations	4,187	—	110	—	—	—	—
Total Recognised Revenues and Expenses	6,578	2,288	1,471	3,761	4,474	5,289	6,181

Asset and liability recognition policy changes	214	—	—	—	—	—	—

Closing Crown Balance	18,726	16,526	20,197	23,958	28,432	33,721	39,902

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Financial Position

as at 30 June

($ million)	Note	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Assets
Cash and bank balances	9	2,771	1,088	2,820	2,811	2,982	3,258	3,643
Marketable securities, deposits & equity investments	9	16,953	19,156	19,762	20,310	23,748	27,220	31,050
Advances	10	5,247	5,778	5,789	6,428	7,134	7,918	8,760
Receivables	11	8,216	8,855	8,556	8,480	8,615	8,726	8,818
Inventories		924	821	895	930	956	958	952
Other investments	12	286	397	304	396	396	396	396
Property, plant and equipment	13	52,931	49,544	54,598	56,003	56,730	57,325	57,460
Commercial forests		332	380	308	302	303	303	303
Intangible assets (including goodwill)		754	679	709	618	528	450	373
Forecast new capital spending		—	220	—	206	606	981	1,388

Total Assets		88,414	86,918	93,741	96,484	101,998	107,535	113,143

Liabilities
Payables and provisions	14	10,495	9,831	10,572	10,464	10,496	10,476	10,550
Currency issued		2,735	2,937	2,963	2,963	2,963	2,963	2,963
Borrowings - sovereign guaranteed		29,851	31,348	30,041	28,957	28,966	28,762	28,091
Borrowings - non-sovereign guaranteed		6,896	6,811	7,845	7,607	8,215	8,291	7,917
Provision for GSF pension liability	15	12,210	11,659	13,422	13,335	13,207	13,053	12,875
Provision for ACC outstanding claims liability	16	7,501	7,806	8,701	9,200	9,719	10,269	10,845

Total Liabilities		69,688	70,392	73,544	72,526	73,566	73,814	73,241

Total Assets less Total Liabilities		18,726	16,526	20,197	23,958	28,432	33,721	39,902

Crown Balance
Taxpayer funds		6,054	8,436	7,411	11,172	15,646	20,935	27,116
Revaluation reserve	17	12,672	8,090	12,786	12,786	12,786	12,786	12,786

Crown Balance		18,726	16,526	20,197	23,958	28,432	33,721	39,902

The accompanying Notes and Accounting policies are an integral part of these Statements.

Below is an analysis of the NZS Fund and Gross and Net Debt information.  The notes to the accounts provide breakdown of other key items.

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
New Zealand Superannuation Fund

Within MSDs & equity investments is the NZS Fund (except for cross holdings of investments with other parts of the Crown, for example the NZS Fund may hold NZ Government Stock).  The following information includes all investments and income, including cross-holdings of NZ Government Stock and accrued interest on such stock.  At this time, the NZS Fund is not yet been provided with any capital contributions, with funds building up with NZDMO in anticipation of contribution in 2003/04.  The contribution held is increased by the ORC rate.

Opening balance	—	600	615	1,884	3,950	6,411	9,235
Gross contribution	600	1,200	1,200	1,879	2,114	2,299	2,433
Growth in contributions (retained income)	15	90	69	187	347	525	726
NZS Fund balance	615	1,890	1,884	3,950	6,411	9,235	12,394

Gross and Net Debt Information

Definitions of debt:

Total Crown gross debt is the total borrowings (both sovereign-guaranteed and non-sovereign guaranteed) of the total Crown.  This equates to the amount in the total Crown balance sheet and represents the complete picture of whole-of-Crown debt obligations to external parties.

The balance sheet splits total Crown debt into sovereign-guaranteed and non-sovereign-guaranteed debt.  This split reflects the fact that debt held by SOEs and Crown entities is not explicitly guaranteed by the Crown.  Any such debt that may be guaranteed is included in the sovereign-guaranteed total.  No debt of SOEs and Crown entities is currently guaranteed by the Crown.

Total sovereign-issued debt is debt issued by the sovereign (i.e., core Crown) and includes Government stock held by the NZS Fund, GSF, ACC or EQC for example.  In other words, the total sovereign-issued debt does not eliminate any internal cross-holdings.  The Government’s debt objective uses this measure of debt.

Total Crown Debt
Total Crown gross debt	36,747	38,159	37,886	36,564	37,181	37,053	36,008

Total gross sovereign-issued debt	36,202	35,781	35,015	34,459	35,066	35,515	35,559

Core Crown
Gross Core Crown debt	34,722	35,441	34,717	34,160	34,764	35,211	35,254
Financial assets	(19,520)	(19,896)	(21,368)	(22,382)	(25,554)	(29,368)	(33,772)
Borrowings less Financial Assets	15,202	15,545	13,349	11,778	9,210	5,843	1,482

NZS Fund and GSF financial assets	4,049	5,390	4,871	6,956	9,444	12,283	15,452
Cross-holdings of Government stock	(1,480)	(340)	(298)	(299)	(302)	(304)	(305)
Net Crown Debt	17,771	20,595	17,922	18,435	18,352	17,822	16,629

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Borrowings

for the years ending 30 June

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
Sovereign Guaranteed Debt
New Zealand-Dollar Debt
Government stock	18,047	19,821	18,796	18,259	18,383	18,078	17,433
Treasury bills	5,183	5,330	5,183	5,270	5,177	5,153	5,128
Loans and foreign-exchange contracts	(401)	(823)	(795)	(1,183)	(1,202)	(1,078)	(1,079)
Retail stock and other	669	510	774	632	630	630	630
Total New Zealand-Dollar Debt	23,498	24,838	23,958	22,978	22,988	22,783	22,112

Foreign-Currency Debt
United States dollars	3,842	4,278	3,697	3,591	3,591	3,591	3,591
Japanese yen	447	279	106	106	106	106	106
European and other currencies	2,064	1,953	2,280	2,282	2,281	2,282	2,282
Total Foreign-Currency Debt	6,353	6,510	6,083	5,979	5,978	5,979	5,979
Total Sovereign Guaranteed Debt	29,851	31,348	30,041	28,957	28,966	28,762	28,091

Non-Sovereign Guaranteed Debt
New Zealand	5,349	4,736	6,672	6,655	7,383	7,565	7,297
United States dollars	1,424	1,623	1,050	829	709	603	497
Japanese yen	—	142	—	—	—	—	—
European and other currencies	123	310	123	123	123	123	123
Total Non-Sovereign Guaranteed Debt	6,896	6,811	7,845	7,607	8,215	8,291	7,917
Total Borrowings (Gross Debt)	36,747	38,159	37,886	36,564	37,181	37,053	36,008

Less

Financial Assets (including restricted assets)
Marketable Securities, Deposits and Equity Investments
New Zealand dollars	7,893	9,514	8,256	8,527	11,515	14,525	17,865
United States dollars	4,557	4,600	5,294	5,211	5,249	5,285	5,325
Japanese yen	345	269	143	143	143	143	143
European and other currencies	1,162	759	717	607	488	358	221
Reserve Position at IMF	1,016	1,147	966	1,074	1,193	1,322	1,458
NZ equity investments	753	845	1,261	1,362	1,491	1,622	1,764
Foreign equity investments	1,227	2,022	3,125	3,386	3,669	3,965	4,274
Total	16,953	19,156	19,762	20,310	23,748	27,220	31,050

Advances and Cash
Student loans	4,749	5,531	5,322	5,926	6,564	7,312	8,124
Other advances	498	247	467	502	570	606	636
Cash	2,771	1,088	2,820	2,811	2,982	3,258	3,643
Total	8,018	6,866	8,609	9,239	10,116	11,176	12,403

Total Financial Assets	24,971	26,022	28,371	29,549	33,864	38,396	43,453

Borrowings less Financial Assets	11,776	12,137	9,515	7,015	3,317	(1,343)	(7,445)

Net New Zealand-dollar debt	12,220	12,349	12,504	10,505	7,249	3,025	(2,623)
Net foreign-currency debt	(444)	(212)	(2,989)	(3,490)	(3,932)	(4,368)	(4,822)
Borrowings less Financial Assets	11,776	12,137	9,515	7,015	3,317	(1,343)	(7,445)

The accompanying Notes and Accounting policies are an integral part of these Statements.

Statement of Actual Commitments

as at 31 March

	As at 31 March 2003	As at 30 June 2002
Capital Commitments
Specialist military equipment	381	525
Land and buildings	1,287	1,154
Other property, plant and equipment	795	312
Investments	35	12
Total Capital Commitments	2,498	2,003

Operating Commitments
Non-cancellable accommodation leases	1,368	1,466
Other non-cancellable leases	2,821	2,995
Non-cancellable contracts for the supply of goods and services	1,762	1,998
Other operating commitments	1,747	2,193
Total Operating Commitments	7,698	8,652

Total Commitments	10,196	10,655

Total Commitments by Institutional Segment
Core Crown	5,538	5,949
Crown entities	2,332	2,897
State-owned enterprises	2,326	1,809
Total Commitments	10,196	10,655

The accompanying Notes and Accounting policies are an integral part of these Statements.

Statement of Actual Contingent Liabilities

as at 31 March

	As at 31 March 2003	As at 30 June 2002
	$m	$m
Quantifiable Contingent Liabilities
Guarantees and Indemnities	260	121
Uncalled Capital	2,713	3,068
Legal Proceedings and Disputes	290	342
Other Contingent Liabilities	1,526	1,672
Total Quantifiable Contingent Liabilities	4,789	5,203

Total Quantifiable Contingent Liabilities by Institutional Segment
Core Crown	4,588	4,979
Crown entities	10	24
State-owned enterprises	191	200
Total Quantifiable Contingent Liabilities	4,789	5,203

The accompanying Note and Accounting policies are an integral part of these Statements.

A detailed Statement of Contingent Liabilities and Assets (quantified and unquantified) is outlined on pages 98 to 99 of the Specific Fiscal Risk chapter.

The Statement of Specific Risks (quantified and unquantified) is outlined on pages 82 to 83 of the Specific Fiscal Risk chapter.

Forecast Statement of Segments

Statement of Financial Performance (institutional form)
for the year ended 30 June 2002

($ million)	Core Crown 2002	Crown entities 2002	State-owned enterprises 2002	Inter-segment eliminations 2002	Total Crown 2002
	$m	$m	$m	$m	$m
Revenue
Taxation revenue	36,459	—	—	(244)	36,215
Other sovereign levied income	520	2,028	—	(22)	2,526
Sales of goods and services	691	3,397	6,816	(378)	10,526
Investment income	1,287	348	27	(713)	949
Other revenues	954	12,227	319	(12,491)	1,009
Total revenue	39,911	18,000	7,162	(13,848)	51,225

Expenses by input type
Subsidies and transfer payments	13,549	1,271	—	—	14,820
Personnel expenses	3,833	7,157	1,126	—	12,116
Operating expenses	18,167	8,746	5,453	(13,144)	19,222
Finance costs	2,115	195	223	(303)	2,230
FX losses/(gains)	75	(67)	(153)	—	(145)
GSF and ACC liability revaluation movements	231	360	—	—	591
Total expenses	37,970	17,662	6,649	(13,447)	48,834

Expenses by functional classification
Social security and welfare	13,485	2,238	—	(462)	15,261
Health	7,032	5,563	—	(5,039)	7,556
Education	6,473	6,176	—	(4,554)	8,095
Other functional classifications	8,787	3,556	6,579	(3,085)	15,837
Forecast new operating spending	—	—	—	—	—
Finance costs and FX losses/(gains)	2,193	129	70	(307)	2,085
Total expenses	37,970	17,662	6,649	(13,447)	48,834

Operating balance	1,941	338	513	(401)	2,391

Statement of Financial Position (institutional form)
as at 30 June 2002

($ million)	Core Crown 2002	Crown entities 2002	State-owned enterprises 2002	Inter-segment eliminations 2002	Total Crown 2002
	$m	$m	$m	$m	$m
Assets
Financial assets	19,520	9,945	1,189	(5,683)	24,971
Physical assets	29,238	13,827	9,866	—	52,931
Investment in SOEs and CEs	12,178	—	—	(12,178)	—
Other assets	7,613	2,061	2,271	(1,433)	10,512
Total assets	68,549	25,833	13,326	(19,294)	88,414
Liabilities
Borrowings	34,722	3,326	4,382	(5,683)	36,747
Other liabilities	21,207	11,006	2,628	(1,900)	32,941
Total liabilities	55,929	14,332	7,010	(7,583)	69,688
Net worth	12,620	11,501	6,316	(11,711)	18,726

Taxpayer funds	6,636	6,085	5,044	(11,711)	6,054
Revaluation reserves	5,984	5,416	1,272	—	12,672
Net worth	12,620	11,501	6,316	(11,711)	18,726

Analysis of financial assets and borrowings
Advances and cash	6,218	1,822	764	(786)	8,018
MSDs and equity investments	13,302	8,123	425	(4,897)	16,953
Total financial assets	19,520	9,945	1,189	(5,683)	24,971
Borrowings - Sovereign guaranteed	34,722	—	—	(4,871)	29,851
Borrowings - Non-sovereign guaranteed	—	3,326	4,382	(812)	6,896
Total borrowings	34,722	3,326	4,382	(5,683)	36,747
Borrowings less financial assets	15,202	(6,619)	3,193	—	11,776

Net Crown debt	17,771	"Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Government stock and adding back the NZS Fund and GSF assets."
Gross sovereign-issued debt	36,202

Forecast Statement of Financial Performance (institutional form)
for the year ended 30 June 2003

($ million)	Core Crown 2003	Crown entities 2003	State-owned enterprises 2003	Inter-segment eliminations 2003	Total Crown 2003
	$m	$m	$m	$m	$m
Revenue
Taxation revenue	39,698	—	—	(308)	39,390
Other sovereign levied income	530	2,115	—	(27)	2,618
Sales of goods and services	750	2,742	7,926	(373)	11,045
Investment income	1,119	437	55	(454)	1,157
Other revenues	515	14,052	541	(13,471)	1,637
Total revenue	42,612	19,346	8,522	(14,633)	55,847

Expenses by input type
Subsidies and transfer payments	13,930	1,352	—	—	15,282
Personnel expenses	4,008	7,706	1,531	—	13,245
Operating expenses	19,913	9,312	6,069	(14,180)	21,114
Finance costs	2,133	212	257	(247)	2,355
FX losses/(gains)	38	95	(55)	—	78
GSF and ACC liability revaluation movements	1,212	1,200	—	—	2,412
Total expenses	41,234	19,877	7,802	(14,427)	54,486

Expenses by functional classification
Social security and welfare	13,954	3,133	—	(431)	16,656
Health	7,586	5,784	—	(5,311)	8,059
Education	7,152	6,847	—	(4,867)	9,132
Other functional classifications	10,371	3,806	7,600	(3,571)	18,206
Forecast new operating spending	—	—	—	—	—
Finance costs and FX losses/(gains)	2,171	307	202	(247)	2,433
Total expenses	41,234	19,877	7,802	(14,427)	54,486

Operating balance	1,378	(531)	720	(206)	1,361

Forecast Statement of Financial Position (institutional form)
as at 30 June 2003

($ million)	Core Crown 2003	Crown entities 2003	State-owned enterprises 2003	Inter-segment eliminations 2003	Total Crown 2003
	$m	$m	$m	$m	$m
Assets
Financial assets	21,368	10,834	1,899	(5,730)	28,371
Physical assets	17,680	25,841	11,077	—	54,598
Investment in SOEs and CEs	22,061	—	—	(22,061)	—
Other assets	7,202	2,196	2,060	(686)	10,772
Total assets	68,311	38,871	15,036	(28,477)	93,741
Liabilities
Borrowings	34,717	3,302	5,597	(5,730)	37,886
Other liabilities	22,065	12,139	2,593	(1,139)	35,658
Total liabilities	56,782	15,441	8,190	(6,869)	73,544
Net worth	11,529	23,430	6,846	(21,608)	20,197

Taxpayer funds	8,007	15,455	5,557	(21,608)	7,411
Revaluation reserves	3,522	7,975	1,289	—	12,786
Net worth	11,529	23,430	6,846	(21,608)	20,197

Analysis of financial assets and borrowings
Advances and cash	6,586	2,048	1,029	(1,054)	8,609
MSDs and equity investments	14,782	8,786	870	(4,676)	19,762
Total financial assets	21,368	10,834	1,899	(5,730)	28,371
Borrowings - Sovereign guaranteed	34,717	—	—	(4,676)	30,041
Borrowings - Non-sovereign guaranteed	—	3,302	5,597	(1,054)	7,845
Total borrowings	34,717	3,302	5,597	(5,730)	37,886
Borrowings less financial assets	13,349	(7,532)	3,698	—	9,515

Net Crown debt	17,922	"Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Government stock and adding back the NZS Fund and GSF assets."
Gross sovereign-issued debt	35,015

Forecast Statement of Financial Performance (institutional form)
for the year ended 30 June 2004

($ million)	Core Crown 2004	Crown entities 2004	State-owned enterprises 2004	Inter-segment eliminations 2004	Total Crown 2004
	$m	$m	$m	$m	$m
Revenue
Taxation revenue	41,018	—	—	(367)	40,651
Other sovereign levied income	524	2,330	—	(28)	2,826
Sales of goods and services	752	2,859	8,533	(335)	11,809
Investment income	1,649	723	22	(563)	1,831
Other revenues	526	14,658	496	(13,999)	1,681
Total revenue	44,469	20,570	9,051	(15,292)	58,798

Expenses by input type
Subsidies and transfer payments	14,404	1,383	—	—	15,787
Personnel expenses	4,137	8,002	1,604	—	13,743
Operating expenses	21,261	9,776	6,563	(14,730)	22,870
Finance costs	2,023	205	261	(264)	2,225
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(87)	499	—	—	412
Total expenses	41,738	19,865	8,428	(14,994)	55,037

Expenses by functional classification
Social security and welfare	14,446	2,504	—	(416)	16,534
Health	8,176	5,963	—	(5,617)	8,522
Education	7,607	7,189	—	(5,211)	9,585
Other functional classifications	9,311	4,004	8,167	(3,486)	17,996
Forecast new operating spending	175	—	—	—	175
Finance costs and FX losses/(gains)	2,023	205	261	(264)	2,225
Total expenses	41,738	19,865	8,428	(14,994)	55,037

Operating balance	2,731	705	623	(298)	3,761

Forecast Statement of Financial Position (institutional form)
as at 30 June 2004

($ million)	Core Crown 2004	Crown entities 2004	State-owned enterprises 2004	Inter-segment eliminations 2004	Total Crown 2004
	$m	$m	$m	$m	$m
Assets
Financial assets	22,382	11,918	2,455	(7,206)	29,549
Physical assets	17,965	26,545	11,493	—	56,003
Investment in SOEs and CEs	22,629	—	—	(22,629)	—
Other assets	7,393	2,281	2,005	(747)	10,932
Total assets	70,369	40,744	15,953	(30,582)	96,484
Liabilities
Borrowings	34,160	3,548	6,062	(7,206)	36,564
Other liabilities	21,948	12,559	2,510	(1,055)	35,962
Total liabilities	56,108	16,107	8,572	(8,261)	72,526
Net worth	14,261	24,637	7,381	(22,321)	23,958

Taxpayer Funds	10,739	16,662	6,092	(22,321)	11,172
Revaluation reserves	3,522	7,975	1,289	—	12,786
Net worth	14,261	24,637	7,381	(22,321)	23,958

Analysis of financial assets and borrowings
Advances and cash	8,144	2,118	980	(2,003)	9,239
MSDs and equity investments	14,238	9,800	1,475	(5,203)	20,310
Total financial assets	22,382	11,918	2,455	(7,206)	29,549
Borrowings - Sovereign guaranteed	34,160	—	—	(5,203)	28,957
Borrowings - Non-sovereign guaranteed	—	3,548	6,062	(2,003)	7,607
Total borrowings	34,160	3,548	6,062	(7,206)	36,564
Borrowings less financial assets	11,778	(8,370)	3,607	—	7,015

Net Crown debt	18,435	"Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Government stock and adding back the NZS Fund and GSF assets."
Gross sovereign-issued debt	34,459

Forecast Statement of Financial Performance (institutional form)
for the year ended 30 June 2005

($ million)	Core Crown 2005	Crown entities 2005	State-owned enterprises 2005	Inter-segment eliminations 2005	Total Crown 2005
	$m	$m	$m	$m	$m
Revenue
Taxation revenue	42,797	—	—	(424)	42,373
Other sovereign levied income	531	2,446	—	(28)	2,949
Sales of goods and services	736	2,951	9,191	(350)	12,528
Investment income	1,880	806	20	(553)	2,153
Other revenues	505	14,935	459	(14,275)	1,624
Total revenue	46,449	21,138	9,670	(15,630)	61,627

Expenses by input type
Subsidies and transfer payments	14,886	1,469	—	—	16,355
Personnel expenses	4,152	8,132	1,698	—	13,982
Operating expenses	22,307	9,941	6,974	(15,079)	24,143
Finance costs	2,075	224	275	(292)	2,282
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(128)	519	—	—	391
Total expenses	43,292	20,285	8,947	(15,371)	57,153

Expenses by functional classification
Social security and welfare	14,897	2,629	—	(419)	17,107
Health	8,505	6,105	—	(5,814)	8,796
Education	7,774	7,254	—	(5,233)	9,795
Other functional classifications	9,271	4,073	8,672	(3,613)	18,403
Forecast new operating spending	770	—	—	—	770
Finance costs and FX losses/(gains)	2,075	224	275	(292)	2,282
Total expenses	43,292	20,285	8,947	(15,371)	57,153

Operating balance	3,157	853	723	(259)	4,474

Forecast Statement of Financial Position (institutional form)
as at 30 June 2005

($ million)	Core Crown 2005	Crown entities 2005	State-owned enterprises 2005	Inter-segment eliminations 2005	Total Crown 2005
	$m	$m	$m	$m	$m
Assets
Financial assets	25,554	13,181	3,135	(8,006)	33,864
Physical assets	17,689	27,013	12,028	—	56,730
Investment in SOEs and CEs	22,928	—	—	(22,928)	—
Other assets	7,691	2,311	2,127	(725)	11,404
Total assets	73,862	42,505	17,290	(31,659)	101,998
Liabilities
Borrowings	34,764	3,665	6,758	(8,006)	37,181
Other liabilities	21,676	13,070	2,668	(1,029)	36,385
Total liabilities	56,440	16,735	9,426	(9,035)	73,566
Net worth	17,422	25,770	7,864	(22,624)	28,432

Taxpayer Funds	13,900	17,795	6,575	(22,624)	15,646
Revaluation reserves	3,522	7,975	1,289	—	12,786
Net worth	17,422	25,770	7,864	(22,624)	28,432

Analysis of financial assets and borrowings
Advances and cash	8,967	2,194	1,165	(2,210)	10,116
MSDs and equity investments	16,587	10,987	1,970	(5,796)	23,748
Total financial assets	25,554	13,181	3,135	(8,006)	33,864
Borrowings - Sovereign guaranteed	34,764	—	—	(5,798)	28,966
Borrowings - Non-sovereign guaranteed	—	3,665	6,758	(2,208)	8,215
Total borrowings	34,764	3,665	6,758	(8,006)	37,181
Borrowings less financial assets	9,210	(9,516)	3,623	—	3,317

Net Crown debt	18,352	"Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Government stock and adding back the NZS Fund and GSF assets."
Gross sovereign-issued debt	35,066

Forecast Statement of Financial Performance (institutional form)
for the year ended 30 June 2006

($ million)	Core Crown 2006	Crown entities 2006	State-owned enterprises 2006	Inter-segment eliminations 2006	Total Crown 2006
	$m	$m	$m	$m	$m
Revenue
Taxation revenue	44,800	—	—	(487)	44,313
Other sovereign levied income	540	2,515	—	(27)	3,028
Sales of goods and services	755	3,027	9,610	(355)	13,037
Investment income	2,254	893	18	(607)	2,558
Other revenues	493	15,026	416	(14,341)	1,594
Total revenue	48,842	21,461	10,044	(15,817)	64,530

Expenses by input type
Subsidies and transfer payments	15,408	1,534	—	—	16,942
Personnel expenses	4,212	8,188	1,737	—	14,137
Operating expenses	23,412	10,026	7,203	(15,211)	25,430
Finance costs	2,153	227	279	(323)	2,336
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(154)	550	—	—	396
Total expenses	45,031	20,525	9,219	(15,534)	59,241

Expenses by functional classification
Social security and welfare	15,404	2,744	—	(418)	17,730
Health	9,173	6,108	—	(5,830)	9,451
Education	7,869	7,280	—	(5,213)	9,936
Other functional classifications	9,347	4,166	8,940	(3,750)	18,703
Forecast new operating spending	1,085	—	—	—	1,085
Finance costs and FX losses/(gains)	2,153	227	279	(323)	2,336
Total expenses	45,031	20,525	9,219	(15,534)	59,241

Operating balance	3,811	936	825	(283)	5,289

Forecast Statement of Financial Position (institutional form)
as at 30 June 2006

($ million)	Core Crown 2006	Crown entities 2006	State-owned enterprises 2006	Inter-segment eliminations 2006	Total Crown 2006
	$m	$m	$m	$m	$m
Assets
Financial assets	29,368	14,532	3,411	(8,915)	38,396
Physical assets	17,360	27,423	12,542	—	57,325
Investment in SOEs and CEs	23,145	—	—	(23,145)	—
Other assets	7,984	2,336	2,208	(714)	11,814
Total assets	77,857	44,291	18,161	(32,774)	107,535
Liabilities
Borrowings	35,211	3,768	6,989	(8,915)	37,053
Other liabilities	21,412	13,625	2,752	(1,028)	36,761
Total liabilities	56,623	17,393	9,741	(9,943)	73,814
Net worth	21,234	26,898	8,420	(22,831)	33,721

Taxpayer Funds	17,712	18,923	7,131	(22,831)	20,935
Revaluation reserves	3,522	7,975	1,289	—	12,786
Net worth	21,234	26,898	8,420	(22,831)	33,721

Analysis of financial assets and borrowings
Advances and cash	9,953	2,255	1,434	(2,466)	11,176
MSDs and equity investments	19,415	12,277	1,977	(6,449)	27,220
Total financial assets	29,368	14,532	3,411	(8,915)	38,396
Borrowings - Sovereign guaranteed	35,211	—	—	(6,449)	28,762
Borrowings - Non-sovereign guaranteed	—	3,768	6,989	(2,466)	8,291
Total borrowings	35,211	3,768	6,989	(8,915)	37,053
Borrowings less financial assets	5,843	(10,764)	3,578	—	(1,343)

Net Crown debt	17,822	"Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Government stock and adding back the NZS Fund and GSF assets."
Gross sovereign-issued debt	35,515

Forecast Statement of Financial Performance (institutional form)
for the year ended 30 June 2007

($ million)	Core Crown 2007	Crown entities 2007	State-owned enterprises 2007	Inter-segment eliminations 2007	Total Crown 2007
	$m	$m	$m	$m	$m
Revenue
Taxation revenue	46,751	—	—	(534)	46,217
Other sovereign levied income	549	2,583	—	(28)	3,104
Sales of goods and services	756	3,081	9,944	(343)	13,438
Investment income	2,727	998	17	(774)	2,968
Other revenues	487	15,210	446	(14,500)	1,643
Total revenue	51,270	21,872	10,407	(16,179)	67,370

Expenses by input type
Subsidies and transfer payments	16,027	1,601	—	—	17,628
Personnel expenses	4,186	8,366	1,765	—	14,317
Operating expenses	24,488	10,082	7,446	(15,406)	26,610
Finance costs	2,071	234	292	(361)	2,236
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(178)	576	—	—	398
Total expenses	46,594	20,859	9,503	(15,767)	61,189

Expenses by functional classification
Social security and welfare	16,006	2,851	—	(418)	18,439
Health	9,263	6,130	—	(5,845)	9,548
Education	7,989	7,420		(5,302)	10,107
Other functional classifications	9,300	4,224	9,211	(3,841)	18,894
Forecast new operating spending	1,965	—	—	—	1,965
Finance costs and FX losses/(gains)	2,071	234	292	(361)	2,236
Total expenses	46,594	20,859	9,503	(15,767)	61,189

Operating balance	4,676	1,013	904	(412)	6,181

Forecast Statement of Financial Position (institutional form)
as at 30 June 2007

($ million)	Core Crown 2007	Crown entities 2007	State-owned enterprises 2007	Inter-segment eliminations 2007	Total Crown 2007
	$m	$m	$m	$m	$m
Assets
Financial assets	33,772	16,011	3,670	(10,000)	43,453
Physical assets	17,049	27,620	12,791	—	57,460
Investment in SOEs and CEs	23,259	—	—	(23,259)	—
Other assets	8,321	2,367	2,257	(715)	12,230
Total assets	82,401	45,998	18,718	(33,974)	113,143
Liabilities
Borrowings	35,254	3,789	6,965	(10,000)	36,008
Other liabilities	21,233	14,220	2,806	(1,026)	37,233
Total liabilities	56,487	18,009	9,771	(11,026)	73,241
Net worth	25,914	27,989	8,947	(22,948)	39,902

Taxpayer Funds	22,392	20,014	7,658	(22,948)	27,116
Revaluation reserves	3,522	7,975	1,289	—	12,786
Net worth	25,914	27,989	8,947	(22,948)	39,902

Analysis of financial assets and borrowings
Advances and cash	11,254	2,330	1,656	(2,837)	12,403
MSDs and equity investments	22,518	13,681	2,014	(7,163)	31,050
Total financial assets	33,772	16,011	3,670	(10,000)	43,453
Borrowings - Sovereign guaranteed	35,254	—	—	(7,163)	28,091
Borrowings - Non-sovereign guaranteed	—	3,789	6,965	(2,837)	7,917
Total borrowings	35,254	3,789	6,965	(10,000)	36,008
Borrowings less financial assets	1,482	(12,222)	3,295	—	(7,445)

Net Crown debt	16,629	"Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Government stock and adding back the NZS Fund and GSF assets."
Gross sovereign-issued debt	35,559

Notes to the Forecast Financial Statements

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 1: Revenue Collected Through the Crown’s Sovereign Power

Income Tax Revenue (accrual)

Individuals
Source deductions	14,600	15,298	15,739	16,396	17,120	17,987	18,928
Other persons	4,019	4,140	4,258	4,328	4,494	4,717	4,940
Refunds	(836)	(771)	(834)	(834)	(834)	(834)	(834)
Fringe benefit tax	361	381	371	373	377	389	401
Total Individuals	18,144	19,048	19,534	20,263	21,157	22,259	23,435

Corporate Tax
Gross companies tax	4,517	4,648	4,981	5,190	5,568	5,755	5,874
Refunds	(224)	(122)	(130)	(138)	(150)	(157)	(162)
Non-resident withholding tax	664	640	728	702	768	799	825
Foreign-source dividend withholding payments	141	122	126	126	60	60	60
Total Corporate Tax	5,098	5,288	5,705	5,880	6,246	6,457	6,597

Other Income Tax
Resident withholding tax on interest income	1,000	1,026	1,073	1,074	1,074	1,110	1,110
Resident withholding tax on dividend income	20	49	56	52	54	55	55
Estate and gift duties	1	2	1	1	1	1	1
Total Other Income Tax	1,021	1,077	1,130	1,127	1,129	1,166	1,166
Total Income Tax	24,263	25,413	26,369	27,270	28,532	29,882	31,198

Goods and Services Tax
Gross goods and services tax	14,638	14,841	14,891	15,579	16,292	17,064	17,888
Refunds	(6,642)	(6,442)	(6,123)	(6,465)	(6,815)	(7,104)	(7,446)
Total Goods and Services Tax	7,996	8,399	8,768	9,114	9,477	9,960	10,442

Other Taxation
Petroleum fuels excise	874	938	964	918	927	936	946
Tobacco excise	815	680	860	876	892	910	929
Customs duty	666	807	749	745	769	799	823
Road user charges	580	602	621	631	651	672	693
Alcohol excise	452	452	470	492	503	516	531
Gaming duties	210	266	248	281	296	311	327
Motor vehicle fees	188	182	192	193	198	202	206
Energy resources levies	111	101	99	86	81	76	71
Approved issuer levy (AIL) and cheque duty	60	62	50	45	47	49	51
Total Other Indirect Taxation	3,956	4,090	4,253	4,267	4,364	4,471	4,577
Total Indirect Taxation	11,952	12,489	13,021	13,381	13,841	14,431	15,019
Total Tax Revenue Collected	36,215	37,902	39,390	40,651	42,373	44,313	46,217

Other Sovereign Revenues (accrual)
ACC levies	1,627	1,628	1,687	1,897	2,004	2,070	2,133
Fire Service levies	205	221	222	224	231	233	236
EQC levies	75	76	77	78	80	81	83
Other miscellaneous items	619	529	632	627	634	644	652
Total Other Sovereign Revenues	2,526	2,454	2,618	2,826	2,949	3,028	3,104
Total Sovereign Revenue	38,741	40,356	42,008	43,477	45,322	47,341	49,321

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 1: Receipts Collected Through the Crown’s Sovereign Power

Income Tax Receipts (cash)

Individuals
Source deductions	14,631	15,298	15,646	16,396	17,120	17,987	18,928
Other persons	4,500	4,516	4,664	4,734	4,900	5,123	5,346
Refunds	(1,243)	(1,146)	(1,240)	(1,240)	(1,240)	(1,240)	(1,240)
Fringe benefit tax	356	380	371	373	375	386	398
Total Individuals	18,244	19,048	19,441	20,263	21,155	22,256	23,432

Corporate Tax
Gross companies tax	5,221	5,162	5,798	5,775	6,116	6,293	6,397
Refunds	(760)	(650)	(665)	(722)	(695)	(699)	(698)
Non-resident withholding tax	626	638	717	710	768	799	825
Foreign-source dividend withholding payments	144	122	126	126	60	60	60
Total Corporate Tax	5,231	5,272	5,976	5,889	6,249	6,453	6,584

Other Income Tax
Resident withholding tax on interest income	989	1,026	1,073	1,074	1,074	1,110	1,110
Resident withholding tax on dividend income	20	49	56	52	54	55	55
Estate and gift duties	2	2	1	1	1	1	1
Total Other Income Tax	1,011	1,077	1,130	1,127	1,129	1,166	1,166
Total Income Tax	24,486	25,397	26,547	27,279	28,533	29,875	31,182

Goods and Services Tax
Gross goods and services tax	14,287	14,490	14,541	15,229	15,942	16,714	17,538
Refunds	(6,194)	(6,092)	(5,823)	(6,165)	(6,515)	(6,804)	(7,146)
Total Goods and Services Tax	8,093	8,398	8,718	9,064	9,427	9,910	10,392

Other Taxation
Petroleum fuels excise	847	938	959	918	927	936	946
Tobacco excise	797	680	860	876	892	910	929
Customs duty	655	807	749	745	769	799	823
Road user charges	579	600	620	629	651	672	693
Alcohol excise	454	452	460	492	503	516	531
Gaming duties	214	267	248	281	296	311	327
Motor vehicle fees	184	182	190	193	198	207	206
Energy resources levies	112	101	100	87	82	77	71
Approved issuer levy (AIL) and cheque duty	59	62	51	45	47	49	51
Total Other Indirect Taxation	3,901	4,089	4,237	4,266	4,365	4,477	4,577
Total Indirect Taxation	11,994	12,487	12,955	13,330	13,792	14,387	14,969
Total Tax Receipts Collected	36,480	37,884	39,502	40,609	42,325	44,262	46,151

Other Sovereign Receipts (cash)
ACC levies	1,342	1,640	1,678	1,931	1,996	2,064	2,132
Fire Service levies	221	221	226	226	226	226	226
EQC levies	76	77	78	79	81	82	84
Other miscellaneous items	478	511	486	488	509	527	537
Total Other Sovereign Receipts	2,117	2,449	2,468	2,724	2,812	2,899	2,979
Total Sovereign Receipts	38,597	40,333	41,970	43,333	45,137	47,161	49,130

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 2: Sale of Goods and Services

The Statement of Segments shows the sale of goods and services as a total for each area of the Crown Estate (ie, total sales for core Crown, Crown entities and SOEs).  The total for Crown entities includes such items as lottery sales, housing rental, CRI sales, tertiary fees and so on.  The total sales of SOEs represents the majority of their income from electricity generation and distribution services, postal services, advertising, air travel sales and so on.

NOTE 3: Investment Income

NZS Fund investment income (growth in contribution)	15	112	69	222	434	656	907
Other investment income	599	863	689	1,162	1,208	1,322	1,407
Student loans	335	385	399	447	511	580	654
Total Investment Income	949	1,360	1,157	1,831	2,153	2,558	2,968

NOTE 4: Other Revenue
Unrealised gains/(losses) arising from changes in the value of commercial forests	24	—	—	—	—	—	—
GSF contributions	22	101	115	103	91	80	70
Petroleum royalties	52	33	44	30	28	25	28
Cost recovery income from Fisheries	3	34	31	33	31	31	30
Other	908	1,478	1,447	1,515	1,474	1,458	1,515
Total Other Revenue	1,009	1,646	1,637	1,681	1,624	1,594	1,643

NOTE 5: Subsidies and Transfer Payments

Social assistance grants
New Zealand Superannuation	5,450	5,645	5,642	5,894	6,100	6,369	6,711
ACC payments	1,271	1,480	1,352	1,383	1,469	1,534	1,601
Unemployment Benefit	1,369	1,364	1,286	1,317	1,397	1,433	1,476
Domestic Purposes Benefit	1,501	1,521	1,519	1,567	1,598	1,641	1,690
Family Support	862	882	935	815	809	803	801
Student allowances	401	441	405	433	444	460	479
Other social assistance grants	3,598	3,727	3,749	3,965	4,135	4,298	4,465
Subsidies	115	126	132	135	126	127	128
Other transfer payments
Official development assistance	223	230	230	246	245	245	245
Other	30	36	32	32	32	32	32
Total Subsidies and Transfer Payments	14,820	15,452	15,282	15,787	16,355	16,942	17,628

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 6: Personnel Expenses

The Statement of Institutional Segments shows the personnel expenses as a total for each area of the Crown Estate (ie, total personnel expenses for core Crown, Crown entities and SOEs).  An expense split by functional classification (e.g. Health, Education, Defence, etc) is under development.

GSF pension costs (excluding liability movement)	973	928	978	1,010	1,037	1,061	1,079
Other pension expenses	70	50	76	81	81	82	82
Other personnel expenses	11,073	11,660	12,191	12,652	12,864	12,994	13,156
Total Personnel Expenses	12,116	12,638	13,245	13,743	13,982	14,137	14,317

NOTE 7: Operating Expenses

Operating expenses relate to those expenses incurred in the course of undertaking the functions and activities of every entity included in the Crown financial statements, excluding those separately identified in the Statement of Financial Performance and other notes.  Items disclosed separately are those required by accounting standards (and are expanded on further in the annual Crown financial statements).  These include depreciation, rental costs and goodwill amortised.

Other operating costs is the large residual.  Most of it represents the payment made for services provided by third parties (roading maintenance for example) or for raw materials (fuel, medicines or inventory for example).  It also includes other day-to-day operating costs.

Depreciation expense (by class of asset):
Buildings	679	656	681	700	714	718	745
Electricity distribution network	88	90	89	110	110	110	110
Electricity generation assets	135	136	143	155	165	180	202
Specialist military equipment (SME)	164	178	171	178	195	197	197
State highways	203	190	209	223	240	258	278
Aircraft (ex SME)	51	134	86	84	90	86	86
Other plant and equipment	530	575	753	833	898	971	953
Other assets	240	379	262	278	290	300	321
Total depreciation costs	2,090	2,338	2,394	2,561	2,702	2,820	2,892
Other operating items:
Rental and leasing costs	649	731	745	797	826	845	853
Change in provision for doubtful debts	345	190	269	338	315	255	241
Write off of bad debts	73	36	144	41	42	42	44
Goodwill amortised	23	47	47	47	47	47	47
Grants paid	289	306	292	293	295	297	297
Lottery prize payments	309	292	305	313	321	329	329
Loss/(gain) on sale of assets	28	—	34	—	—	—	—
Other operating	15,416	16,735	16,884	18,305	18,825	19,710	19,942
Total operating expenses	19,222	20,675	21,114	22,695	23,373	24,345	24,645

NOTE 8: Forecast New Operating Spending

New operating spending up to Budget 2004	—	204	—	175	220	220	220
New operating spending for the 2004 Budget	—	—	—	—	550	550	550
Forecast new operating spending	—	—	—	—	—	315	1,195
Total Forecast for Future New Spending	—	204	—	175	770	1,085	1,965

The forecast new operating spending represents an amount that indicates in broad terms the potential spending increases that could be introduced in each future budget round.  The amounts are $200 million, rising to around $250 million (GST inclusive) to allow for new spending between the 2003 and 2004 Budgets.  Forecast new operating spending for the 2004 Budget is indicative at $1.05 billion (GST inclusive), though some has already been allocated (e.g. as part of the Health package) leaving $620 million (GST inclusive)  for Budget 2004.  The forecasts include $1.05 billion for Budgets out to 2006/07, though the remaining amounts for 2005/06 and 2006/07 are lower as some has already been allocated (e.g. as part of Health sector funding packages including removal of asset testing and some Education funding), leaving indicative totals of around $350 million (GST inclusive) for 2005/06 and $1.01 billion (GST inclusive) for 2006/07.

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 9: Cash and Marketable Securities, Deposits & Equity Investments

By category:
Total Cash	2,771	1,088	2,820	2,811	2,982	3,258	3,643

Marketable securities and deposits	13,957	15,242	14,410	14,489	17,395	20,311	23,554
Equity investments (e.g. shares)	1,980	2,867	4,386	4,747	5,160	5,587	6,038
Reserve position at the International Monetary Fund	1,016	1,047	966	1,074	1,193	1,322	1,458
Total MSDs and Equity Investments	16,953	19,156	19,762	20,310	23,748	27,220	31,050
Total Cash and MSDs & Equity Investments	19,724	20,244	22,582	23,121	26,730	30,478	34,693

By portfolio management:
Reserve Bank and DMO managed funds	10,621	8,724	10,001	7,506	7,367	7,357	7,329
New Zealand Superannuation Fund	615	1,890	1,884	3,950	6,411	9,235	12,394
Government Superannuation Fund	1,940	3,160	2,695	2,727	2,750	2,764	2,769
ACC portfolio	2,046	2,847	2,440	2,829	3,294	3,810	4,378
EQC portfolio	769	1,546	1,266	1,384	1,503	1,622	1,740
Other holdings	962	989	1,476	1,914	2,423	2,432	2,440
Total MSDs and Equity Investments	16,953	19,156	19,762	20,310	23,748	27,220	31,050

The asset values above are net of any cross-holdings.  For example the asset portfolios of the GSF, EQC and ACC currently all hold amounts of NZ Government Stock.  For financial reporting purposes these amounts are eliminated within the consolidated financial statements.  The total portfolios are shown below, along with commentary on the restricted nature of some of the assets (for example the GSF assets are only available for the payment of GSF benefits – because of the restricted nature of these assets they are excluded from the definition of net debt).

Nature of financial assets – some are restricted in their purpose

Within the financial assets above, several portfolios are restricted in their nature in that they are only available to meet very specified purposes and are not available (by statute or other reasons) for general use by the Crown.  It is for this reason that such assets are excluded from the definition of net debt – one of the Crown’s key fiscal policy indicators.

New Zealand Superannuation Fund

The assets of the NZS Fund is the Government’s means of building up assets to partially pre-fund future NZS expenses and may only be used for NZ Superannuation.  The assets in this fund are currently managed by the NZDMO prior to transfer to the NZS Fund expected in 2003/04.  The Government’s contributions to the NZS Fund are calculated over a 40-year rolling horizon to ensure Superannuation entitlements over the next 40 years can be met.

Government Superannuation Fund

The GSF Authority administers the financial assets of the GSF totalling around $3 billion.  These assets result from contributions by employees built up through time and can only be applied to the ongoing payment of GSF benefits (as provided by the GSF Act).  Also refer Note 15 Outstanding Liability associated with GSF benefits.

EQC – Natural Disaster Fund (NDF)

The EQC is New Zealand’s primary provider of seismic disaster insurance to residential property owners.  EQC administers the NDF, comprising capital and reserves. EQC draws on the NDF money to pay out claims for damage caused by natural disasters.

ACC portfolio

The ACC manages the ACC scheme.  At present there is a substantial outstanding claims liability associated with past claims in excess of $7.5 billion and is expected to increase.  To manage the payment of these claims in the future, ACC is building up a matching portfolio of assets.  The target is to have the residual claims fully funded by 2014.  Also refer Note 16 Outstanding Claims Liability.

Individual portfolio information (including cross holdings of NZ Government Stock)
NZS Fund	615	1,890	1,884	3,950	6,411	9,235	12,394
GSF net assets (including financial portfolio)	3,287	3,606	2,993	3,026	3,052	3,067	3,074
ACC portfolio	3,643	4,019	4,295	4,981	5,798	6,707	7,706
EQC portfolio	3,944	4,418	3,973	4,303	4,660	5,037	5,437

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 10: Advances

Student loans (see analysis below)	4,749	5,531	5,322	5,926	6,564	7,312	8,123
Residential care loans	66	76	74	80	80	80	80
Contact Energy Limited	48	—	—	—	—	—	—
Maori development rural lending	42	42	45	45	45	45	45
Forestry encouragement loans	30	30	29	29	29	29	29
Catchment authorities	7	7	6	6	6	6	6
Other	305	92	313	342	410	446	477
Total Advances	5,247	5,778	5,789	6,428	7,134	7,918	8,760

Analysis of Student Loans
Outstanding balance
Total loans outstanding (including interest)	5,386	6,188	6,155	6,942	7,761	8,625	9,540
Total provisions (capital and interest)	(637)	(657)	(833)	(1,016)	(1,197)	(1,313)	(1,417)
Total Student Loans	4,749	5,531	5,322	5,926	6,564	7,312	8,123

Movement during the year
Opening balance	4,143	4,798	4,749	5,322	5,926	6,564	7,312
Amount advanced in current year	935	1,052	952	996	1,049	1,099	1,163
Interest accrued on outstanding loan balances	335	386	399	447	511	580	654
Repayment of base capital	(246)	(279)	(251)	(301)	(336)	(372)	(410)
Repayment of accrued interest	(149)	(175)	(168)	(189)	(213)	(238)	(264)
Interest written off and movement in provision for interest write-offs and doubtful debts	(276)	(258)	(367)	(357)	(381)	(330)	(341)
Other movements	7	7	8	8	8	9	9
Closing Balance	4,749	5,531	5,322	5,926	6,564	7,312	8,123

NOTE 11: Receivables

Taxes receivable	4,690	5,023	4,496	4,533	4,548	4,569	4,598
Accounts receivable	2,999	3,566	3,628	3,608	3,798	3,943	4,031
Receivable from the sale and purchase of Maui gas	280	97	252	166	92	31	—
Prepayments	247	169	180	173	177	183	189
Total Receivables	8,216	8,855	8,556	8,480	8,615	8,726	8,818

NOTE 12: Other Investments
International Bank for Reconstruction and Development	106	130	99	99	99	99	99
Asian Development Bank	104	119	96	96	96	96	96
Seed Venture Capital Fund	—	100	30	100	100	100	100
Other	76	48	79	101	101	101	101
Total Other Investments	286	397	304	396	396	396	396

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 13: Property, Plant and Equipment

By Type
Gross Carrying Value
Land (valuation)	7,443	3,859	6,072	6,219	6,306	6,384	6,451
Properties intended for sale (valuation)	486	442	435	423	414	412	412
Buildings (valuation)	19,014	21,658	21,689	23,033	24,139	25,300	26,317
Electricity distribution network (valuation)	2,170	2,931	2,255	2,370	2,534	2,680	2,826
Electricity generation assets (cost)	1,173	1,237	1,893	2,067	2,230	2,340	2,456
Aircraft (ex SME) (valuation)	1,580	1,835	1,898	2,024	2,172	2,372	2,684
State highways (valuation)	11,945	11,468	12,183	12,466	12,772	13,099	13,442
Specialist military equipment (valuation)	2,768	3,022	3,200	3,576	3,609	3,532	3,566
Other plant and equipment (cost)	7,611	8,078	9,368	10,282	11,234	12,306	12,974
Other assets (valuation)	6,910	6,535	5,904	6,002	6,095	6,095	6,155
Total Gross Carrying Value	61,100	61,065	64,897	68,462	71,505	74,520	77,283

Accumulated Depreciation
Buildings	1,587	3,156	2,745	3,274	3,828	4,471	5,140
Electricity distribution network	166	921	233	326	411	504	635
Electricity generation assets	117	152	169	227	292	358	432
Aircraft (ex SME)	—	80	86	170	260	346	432
State highways	—	190	209	432	672	930	1,208
Specialist military equipment	589	758	756	934	1,130	1,217	1,414
Other plant and equipment	4,123	4,597	5,133	5,917	6,780	7,734	8,673
Other assets	1,587	1,667	968	1,179	1,402	1,635	1,889
Total Accumulated Depreciation	8,169	11,521	10,299	12,459	14,775	17,195	19,823

Net Carrying Value
Land (valuation)	7,443	3,859	6,072	6,219	6,306	6,384	6,451
Properties intended for sale (valuation)	486	442	435	423	414	412	412
Buildings (valuation)	17,427	18,502	18,944	19,759	20,311	20,829	21,177
Electricity distribution network (valuation)	2,004	2,010	2,022	2,044	2,123	2,176	2,191
Electricity generation assets (cost)	1,056	1,085	1,724	1,840	1,938	1,982	2,024
Aircraft (ex SME) (valuation)	1,580	1,755	1,812	1,854	1,912	2,026	2,252
State highways (valuation)	11,945	11,278	11,974	12,034	12,100	12,169	12,234
Specialist military equipment (valuation)	2,179	2,264	2,444	2,642	2,479	2,315	2,152
Other plant and equipment (cost)	3,488	3,481	4,235	4,365	4,454	4,572	4,301
Other assets (valuation)	5,323	4,868	4,936	4,823	4,693	4,460	4,266
Total Net Carrying Value	52,931	49,544	54,598	56,003	56,730	57,325	57,460

By Holding
Freehold assets	52,464	49,074	53,850	55,281	56,035	56,631	56,767
Leasehold assets	467	470	748	722	695	694	693
Net carrying value	52,931	49,544	54,598	56,003	56,730	57,325	57,460

NOTE 14: Payables and Provisions

Accounts payable and accruals	6,114	5,660	6,557	6,474	6,524	6,519	6,614
Taxes repayable	1,926	1,938	1,924	1,919	1,914	1,914	1,914
Provisions	590	378	280	242	224	206	194
National Provident Fund guarantee	685	686	685	685	685	685	685
Provisions for employee entitlements	1,180	1,169	1,126	1,144	1,149	1,152	1,143
Total Payables and Provisions	10,495	9,831	10,572	10,464	10,496	10,476	10,550

NOTE 15:  GSF Liability

Calculation information

The Government Superannuation Fund (GSF) assets and liabilities have been calculated by the Government Actuary as at 28 February 2003 for inclusion within the 2003 Budget Economic and Fiscal Update (BEFU). The liabilities arise from closed schemes for past and present public sector employees as set out in the GSF Act 1956. A projected Aggregate Funding method is used for the valuation, based on membership data as at the valuation date. The funding method requires the benefits payable from the GSF in respect of past service to be calculated and then discounted back to the valuation date.

The GSF liability included in the 2003 BEFU was calculated using discount rates derived from the market yield curve as at the balance date (28 February 2003). This resulted in a long-term after-tax discount rate of 4.1% (4.9% as at 30 June 2002).  Other principal long-term financial assumptions were an inflation rate, as measured by the increase in the Consumer Price Index, of 2.0% (2.0% as at 30 June 2002) and an annual salary increases rate, before any promotional effects, of 3.0% (3.0% as at 30 June 2002).

Explanation of change

The total change in the net unfunded liability is $1,506 million in 2002/03  (reflecting an increase in the gross liability of $1,212 million and a reduction in the net assets of $294 million).  There are essentially three components to the change, being the net movement in expected investment income and net benefit payments, changes to economic assumptions and actual GSF experience to 28 February 2003.  The change in underlying economic assumptions as at 28 February 2003 accounted for approximately $1,118 million of the increase in the net liabilities, primarily due to discount rate movements.  The net liability increases by $473 million due to actual GSF experience to 28 February 2003 (reflecting investment valuation decreases of $148 million for the year and variances in contributions,  benefit payments and actual data).  Finally the net liability is expected to decrease $85 million reflecting expected contributions and investment income offset by benefit payments.  The changes in 2003/04 onwards reflect the net movement expected between investment income and contributions less benefit payments.

Compared to the valuation included in the 2002 December Economic and Fiscal Update, the unfunded liability has increased by $970 million.  Much of this change is due to the change in the long-term discount rate from 4.5% to 4.1% between valuation dates resulting in an increase to the liability of around $693 million.  The balance of the increase is due to the actual experience of the GSF between the valuation dates.

Presentation approach

The projected gross liability is included within total liabilities.  The GSF has available to it a portfolio of assets that partially offset the gross liability.  The assets (less cross holdings of NZ Government stock) are included in the asset portion of the Crown’s overall balance sheet.  The component parts are shown in the reconciliation below.  (The approach followed in the past has been to show the movement in the net unfunded liability (ie, liability less assets) as a single net movement in the Statement of Financial Performance).

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
GSF liability and asset information
Gross GSF liability
Opening gross liability	11,979	11,702	12,210	13,422	13,335	13,207	13,053
Net projected change	231	(43)	1,212	(87)	(128)	(154)	(178)
Closing gross liability	12,210	11,659	13,422	13,335	13,207	13,053	12,875

Less net assets available to the GSF scheme
Opening asset value	3,492	3,583	3,287	2,993	3,026	3,052	3,067
Net projected change (investment income &contributions less membership payments)	(205)	23	(294)	33	26	15	7
Closing net asset values	3,287	3,606	2,993	3,026	3,052	3,067	3,074

Net unfunded liability of the GSF schemes
Opening unfunded liability	8,487	8,119	8,923	10,429	10,309	10,155	9,986
Net projected change	436	(66)	1,506	(120)	(154)	(169)	(185)
Net unfunded liability	8,923	8,053	10,429	10,309	10,155	9,986	9,801

NOTE 16:  ACC Outstanding Claims Liability

Calculation information

Trowbridge Consulting Pty Limited, Consulting Actuaries, have prepared the independent actuarial estimate of the ACC outstanding claims liability as at 30 June 2002 (and for the forecast information).  This estimate includes the expected future payments relating to accidents that occurred prior to balance date (whether or not the associated claims have been reported to, or accepted by, ACC) and also the expected administrative expenses of managing these claims.

Key economic variables that impact on changes to the valuation are the long-term Labour Cost Index (LCI) of 2% (2% at 30 June 2002) and discount rate of 6.1% (6.8% at 30 June 2002).  Other key variables in each valuation is the assumed rate at which long-term claimants will leave the scheme over the period.  This assessment is largely based on scheme history.

Explanation of change

The total change in the gross unfunded liability  compared to the expected movement from the estimate as at 30 June 2002 is $893 million.  There are essentially two components to the change, being changes to economic assumptions and changes to assumptions resulting from actual ACC scheme experience.  The change in underlying economic assumptions accounted for around $480 million of the increase in gross liabilities (reflecting the change in the average discount rate from 6.8% to 6.1% ). The gross liability increased by around $410 million due to changing underlying assumptions around tail exits from the scheme and the length of time claimants remain on the scheme (especially within the Motor Vehicle account).

Compared to the valuation included in the 2002 December Economic and Fiscal Update, the liability valuation has changed by around $445 million.  This is largely due to the impacts of scheme experience and resultant changes in the valaution assumptions.  Unlike the GSF valuation change, the discount rate used in both valuations for ACC were similar at 6.1% (the reference months for the valuations are slightly different from those used in the GSF valuations being 30 September for the DEFU valuation and 31 March for the BEFU valuation).

Presentation approach

The projected gross liability is included within total liabilities.  The ACC has available to it a portfolio of assets that partially offset the gross liability.  The assets (less cross holdings of NZ Government stock) are included in the asset portion of the Crowns’ overall balance sheet.

The approach followed in the past has been to show the movement in the ACC liability as a single net movement in the Statement of Financial Performance as part of the net surplus of SOEs and Crown entities.  Now movements are shown within the component assets and liabilities.

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
ACC liability and asset information
Gross ACC liability
Opening gross liability	7,141	7,500	7,501	8,701	9,200	9,719	10,269
Net projected change	360	306	1,200	499	519	550	576
Closing gross liability	7,501	7,806	8,701	9,200	9,719	10,269	10,845

Less net assets available to ACC
Opening net asset value	3,263	3,905	3,865	4,527	5,293	6,144	7,067
Net projected change	602	502	662	766	851	923	1,012
Closing net asset values	3,865	4,407	4,527	5,293	6,144	7,067	8,079

Net ACC reserves (net liability)
Opening reserves position	3,878	3,595	3,636	4,174	3,907	3,575	3,202
Net projected change	(242)	(196)	538	(267)	(332)	(373)	(436)
Closing reserves position (net liability)	3,636	3,399	4,174	3,907	3,575	3,202	2,766

NOTE 17: Revaluation reserves

Asset Revaluation Reserves
Opening Balance	8,488	8,090	12,672	12,786	12,786	12,786	12,786
Net revaluations
Land and buildings	3,315	—	92	—	—	—	—
State highways	736	—	—	—	—	—	—
Specialist military equipment	—	—	—	—	—	—	—
Aircraft (ex SME)	—	—	—	—	—	—	—
Electricity distribution network	—	—	—	—	—	—	—
Other assets	136	—	18	—	—	—	—
Total Net Revaluations	4,187	—	110	—	—	—	—
Transfer to taxpayer funds	(3)	—	4	—	—	—	—
Closing Balance	12,672	8,090	12,786	12,786	12,786	12,786	12,786

($ million)	2002 Actual	2003 Previous Budget	2003 Estimated Actual	2004 Forecast	2005 Forecast	2006 Forecast	2007 Forecast
NOTE 18: Core Crown
Reconciliation of Core Crown Forecast Net Cash Flows from Operations with Forecast Net Cash Proceeds from Domestic Bonds (flows of Government stock involving NZS Fund and GSF are not eliminated)

Core Crown Cash Flows from Operations
Total tax receipts	36,762	37,989	39,856	41,056	42,841	44,847	46,789
Total other sovereign receipts	318	372	382	384	405	422	433
Interest, profits and dividends	1,188	1,202	1,208	953	1,000	1,137	1,248
Sale of goods & services and other receipts	1,309	1,174	1,201	1,119	1,086	1,123	1,130
Subsidies and transfer payments	(14,343)	(14,122)	(14,233)	(14,510)	(15,003)	(15,530)	(16,153)
Personnel and operating expenses	(19,160)	(21,457)	(22,038)	(23,297)	(23,782)	(24,711)	(24,838)
Finance costs	(2,300)	(2,243)	(2,167)	(2,058)	(2,122)	(2,188)	(2,055)
Forecast new operating spending	—	(204)	—	(175)	(770)	(1,085)	(1,965)
Net Cash Flows from Core Crown Operations	3,774	2,711	4,209	3,472	3,655	4,015	4,589

Net purchase of physical assets	(1,220)	(1,425)	(1,210)	(1,285)	(712)	(636)	(651)
Net increase in advances	(1,115)	(1,193)	(936)	(1,619)	(882)	(970)	(1,091)
Net purchase of investments	(1,223)	(543)	(485)	(659)	(305)	(220)	(118)
Purchase of marketable securities and deposits by NZS Fund	(600)	(1,200)	(1,200)	(1,879)	(2,114)	(2,299)	(2,433)
Forecast new capital spending	—	(220)	—	(180)	(400)	(375)	(407)

Available to Repay Debt/(Required to be Financed)	(384)	(1,870)	378	(2,150)	(758)	(485)	(111)

Financed by:
Other net sale/(purchase) of marketable securities and deposits	273	2,453	(144)	2,483	(123)	(120)	(120)
Total Operating and Investing Activities	(111)	583	234	333	(881)	(605)	(231)

Used in:
Net (repayment)/issue of other New Zealand-dollar borrowing	(136)	(364)	446	(238)	168	295	182
(Increase)/decrease in cash	(383)	(48)	455	16	38	32	51
Issue of circulating currency	196	—	228	—	—	—	—
Net (repayment)/issue of foreign-currency borrowing	(386)	(140)	(692)	(105)	1	—	—
	(709)	(552)	437	(327)	207	327	233

Net Cash (Outflow)/Inflow to be Offset by Domestic Bonds	(820)	31	671	6	(674)	(278)	2

Gross Cash Proceeds from Domestic Bonds
Domestic bonds (market)	3,721	3,392	2,531	3,234	3,471	3,028	2,775
Domestic bonds (non-market)	347	—	390	357	263	—	376
Total Gross Cash Proceeds from Domestic Bonds	4,068	3,392	2,921	3,591	3,734	3,028	3,151

Repayment of domestic bonds (market)	(2,594)	(2,823)	(2,823)	(3,044)	(2,797)	(2,750)	(2,777)
Repayment of domestic bonds (non-market)	(654)	(600)	(769)	(553)	(263)	—	(376)
Net Cash Proceeds from/(Repayments of) Domestic Bonds	820	(31)	(671)	(6)	674	278	(2)

Glossary of Terms

ACC unfunded liability

The future cost of past ACC claims, less the asset reserves held to meet these claims.  The ACC outstanding claims liability is the gross liability of the future cost of past ACC claims.

Baselines

The level of funding approved for any given spending area (eg, Education).  All amounts within baselines are included in the forecasts.

Contingent liability

Contingent liabilities are costs, which the Crown will have to face if a particular event occurs.  Typically, contingent liabilities consist of guarantees and indemnities, legal disputes and claims, and uncalled capital.

Core Crown

The core Crown represents the revenues, expenses, assets and liabilities of departments, the Reserve Bank, GSF and the NZS Fund.

Corporate tax

The sum of net company tax, non-resident withholding tax (NRWT) and foreign dividend withholding payments (FDWP).

Current account

A measure of the flows of income between New Zealand and the rest of the world.  A net inflow to New Zealand is a current account surplus, while a net outflow is a deficit.  The current account balance is commonly expressed as a percentage of GDP.

Customs duty

Duty levied on the imports of certain goods.

Cyclically adjusted or structural fiscal balance

An estimate of the operating balance adjusted for short-term fluctuations of actual GDP around the productive potential of the economy.  The estimate provides a picture of the underlying trend fiscal position and an indication of the effects of policy decisions.  Because it is based on a number of assumptions and is sensitive to new information, the estimate is subject to some uncertainty.  Trends in the cyclically adjusted balance are, however, more reliable.

Demographic changes

Changes to structure of the population, for example the age, sex or ethnic make-up of the population.

Domestic bond programme

The amount of new government stock (taking into account the repayment of maturing government stock) expected to be issued over the financial year to fund the Government’s cash flow requirements.

Excise duties

Tax levied on the domestic production of alcohol, tobacco and light petroleum products (CNG, LPG and petrol).

Financial assets

Either cash or shares (equity) or a right to receive a financial instrument, which can be converted to cash (see net Crown debt).

Fiscal allowance

The amount included in the Fiscal Strategy Report and Budget Policy Statement projections for Government decisions on new spending and cost pressures.

Fiscal Objectives (long-term)

The Government’s long-term goals for operating expenses, operating revenue, the operating balance, debt and net worth, as required by the Fiscal Responsibility Act 1994.  The objectives must be consistent with the principles of responsible fiscal management outlined in the Act.

Forecast new capital spending

An amount provided in the forecasts to represent the balance sheet impact of capital initiatives expected to be introduced over the forecast period.

Forecast new operating spending

An amount included in the forecasts to provide for the operating balance impact of policy initiatives and changes to demographics and other forecasting changes expected to occur over the forecast period.

Fringe benefit tax (FBT)

Tax levied on non-cash benefits provided to employees as part of remuneration packages.

Gross Crown debt

Total borrowings (financial liabilities).

Gross domestic product (GDP)

A measure of the value of all goods and services produced in New Zealand; changes in GDP measure growth in economic activity or output.  GDP can be measured as the actual dollar value of goods and services measured at today’s prices (nominal GDP), or excluding the effects of price changes over time (real GDP).

Gross domestic product (expenditure)

This is the sum of total final expenditures on goods and services in the economy.

Gross national expenditure (GNE)

Measures total expenditure on goods and services by New Zealand residents.

Labour productivity

Measures output per input of labour (where labour inputs might be measured as hours worked or people).

Line-by-line consolidation

This is a term used to refer to the change required to the presentation of the Crown financial statements.  It means that the revenues, expenses, assets and liabilities of all departments, the Reserve Bank, SOEs and Crown entities are included in the Crown financial statements.

Marketable securities and deposits

Assets held with financial institutions.  These assets are held for both cash flow and investment purposes, and include any funds the Government has invested in the International Monetary Fund.

Monetary conditions

The combination of interest rates and the exchange rate.

Monetary policy

Action taken by the Reserve Bank to affect interest rates and the exchange rate in order to control inflation.  Tightening monetary policy refers to actions taken by the Reserve Bank to raise interest rates (which can influence the exchange rate) in order to moderate demand pressures to reduce inflationary pressures.

Net (core) Crown debt

Borrowings (financial liabilities) less cash and bank balances, marketable securities and deposits, and advances (financial assets).  Net debt excludes the assets of the NZS Fund and GSF.

Net worth

Assets less liabilities (also referred to as Crown balance).

Operating balance

The operating balance is the residual of revenues less expenses plus surpluses from state-owned enterprises and Crown entities.  It is the Government’s profit or loss.

Operating balance excluding revaluation and accounting policy changes (OBERAC)

The OBERAC is the operating balance adjusted for revaluation movements and accounting policy changes.  It provides a measure of underlying stewardship.

Participation rate

Measures the percentage of the working age population in work or actively looking for work.

Projections

Tracks of the key fiscal indicators for a further five years beyond the five-year forecast period.  The tracks are based on long-run economic assumptions and current fiscal policy settings.  For example, the projections assume no economic cycle with constant long-run interest rate, inflation rate and unemployment assumptions.

Provisional tax

A thrice-yearly payment of tax on income that has not been taxed, or been under-taxed, at source (relates only to company tax and other persons’ tax).

Scenarios

Tracks of the key fiscal indicators based on long-run economic and fiscal assumptions.  For example growth in expense categories reflects the sum of the change in the appropriate population cohort, inflation and a real growth factor (to reflect rising real wages and technology costs).

Short-term intentions

In the Budget Policy Statement the Government must, under the Fiscal Responsibility Act 1994, indicate explicitly its planned track for operating expenses, operating revenues, the operating balance, debt and net worth over the Government’s planning horizon (defined as the two financial years following the current financial year).

Source deductions

Tax withheld on wages, salaries, social welfare benefits, bonuses, lump-sum payments and superannuation fund contributions.  About 80% of source deductions come from PAYE on wages and salaries.  Source deductions is the biggest single tax type.

Specific fiscal risks

These are a category of Government decisions or circumstances which may have a material impact on the fiscal position (excluding contingent liabilities).  They are not included in the main forecasts because their fiscal impact cannot be reasonably quantified, the likelihood of realisation is uncertain and/or the timing is uncertain.

Stock change

The change in the value of stocks (raw materials, work in progress, and finished goods) during a given period.

System of National Accounts (SNA)

SNA is a comprehensive, consistent and flexible set of macroeconomic accounts to meet the needs of government and private sector analysts, policy-makers, and decision-takers.  See www.imf.org for further information.

Tax revenue

The accrual, rather than the cash (“tax receipts”) measure of taxation.  It is a measure of tax due, regardless of whether or not it has actually been paid.

Trade weighted index (TWI)

A measure of movements in the New Zealand dollar against the currencies of our major trading partners.  The currencies comprise the US dollar, the Australian dollar, the Japanese yen, the euro and the UK pound.

Unit labour costs

The wages and other costs associated with employment per unit of output.

Year ended

Graphs and tables use different expressions of the timeframe.  For example, 2001/02 or 2002 will generally mean “year ended 30 June” unless otherwise stated.